Exhibit 2.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT
BY AND BETWEEN
ADTALEM GLOBAL EDUCATION INC.
and
LAUREATE EDUCATION, INC.
Dated as of September 11, 2020

i

Page

EXHIBITS

A	Accounting Principles; Sample Calculation of Closing Working Capital
B	Sample Calculation of Purchase Price
C	Form of R&W Insurance Policy
D	Form of Transition Support Services Agreement
E	Form of IP Assignment and License
F	Form of Purchaser Closing Certificate
G	Form of Seller Closing Certificate
H	Form of Seller 365 Day Certificate

INDEX OF DEFINED TERMS
Defined Term	Page	Defined Term	Page

5.19 Matter	85	Columbia Property	5
7065 Property	5	Company	1
7070 Property	5	Company AI Property	5
7080 Property	5	Company Benefit Plan	5
Accounting Principles	1	Company Group	5
Accrediting Body	1	Company IP Agreements	39
Acquired Business	83	Company IT Systems	6
Affiliate	2	Company Privacy Policies	6
After-Acquired Business	77	Company Software	6
Agreement	1	Company Subsidiary	1
AI Technologies	2	Company Training Data	6
Allocation	109	Competing Transaction	75
Alternative Financing Sources	79	Competitive Activities	76
Ancillary Documents	2	Compliance Review	6
Anti-Corruption Laws	51	Compliant Documents	22
Antitrust Law	2	Confidential Information	64
Assigned IP	2	Confidentiality Agreement	6
Attorney-Client Privilege	121	Confidentiality Period	64
Audited Annual Carve-out Financials	83	Consent	6
Balance Sheet Time	3	Consolidated Tax Group	6
Bank Marketing Period	22	Continuing Employee	71
Base Consideration	3	Contract	6
Benefit Plan	3	Contractor	39
Borrower Defense Claim	3	Co-Ownership Agreement	5
Burdensome Condition	3	Current Assets	4
Business	3	Current Liabilities	4
Business Confidential Information	34	Curricular Know-How	6
Business Data	3	Curricular Materials	6
Business Day	4	Customs & International Trade Laws	52
CARES Act	42	Data Room	84
Cash and Cash Equivalents	4	Debt Commitment Letter	54
Chosen Courts	115	Debt Financing	54
Claim	73	Debt Financing Sources	7
Claim Notice	104	Default	7
Closing	21	Definitive Debt Financing Agreements	79
Closing Date	21	DGCL	1
Closing Indebtedness	4	Direct Claim	104
Closing Statement	25	DOD	7
Closing Tax Amount	4	DOE	7
Closing Working Capital	4	DOE Preacquisition Application	7
Code	5	DOE Preacquisition Response	7
Columbia Leases	5	DOE Restricted Cash	4
v

Defined Term	Page	Defined Term	Page

Domain Names	11	Indemnification Objection Notice	104
Educational Agency	8	Indemnified Individuals	11
Educational Approvals	8	Indemnified Party	102
Educational Consent	8	Indemnified Taxes	11
Educational Law	8	Indemnifying Party	102
Employee	17	Indemnity Escrow Account	11
Employee Confidentiality Agreement	34	Indemnity Escrow Amount	11
End Date	96	Independent Expert	26
Enforceability Exceptions	29	Information Statement	30
Environmental Laws	50	Insurance Policies	52
Equity Interests	9	Insurer	16
ERISA	9	Intellectual Property	11
Escrow Agent	9	Interests	1
Escrow Agreement	9	Invention Assignment Agreement	35
Estimated Closing Cash and Cash Equivalents	25	IP Assignment and License	11
Estimated Closing Indebtedness	25	IRS	43
Estimated Closing Statement	24	Joint Portal IP	3
Estimated Closing Tax Amount	25	Judgment	12
Estimated Closing Working Capital	24	Knowledge of Purchaser	12
Estimated Purchase Price	9	Knowledge of Seller	12
Estimated Transaction Expenses	25	Law	12
Exchange Act	9	Lease	12
Existing Acquired Entity Guaranty	88	Lease Assignment	86
Existing Credit Agreement	9	Leased Real Property	32
Existing Credit Agreement Administration Agent	9	Liability	12
Existing Debt Releases	84	Lien	12
Existing Guaranty	87	Lookback Date	12
Existing Indenture	9	Losses	101
Existing Materials	69	Marketing Period	21
Existing Notes	9	Material Adverse Effect	12
Existing Notes Trustee	9	Material Contracts	40
Fee Letter	54	Most Recent Balance Sheet	30
Financial Statements	30	Most Recent Balance Sheet Date	30
Financing Uses	55	New Debt Commitment Letter	79
Foreign Filing	30	New Fee Letter	79
Fraud	9	Non-Recourse Parties	120
Fundamental Representations	9	Notice of Objection	25
GAAP	10	Objection Period	25
Governmental Authority	10	Offering Material	81
Guaranteed Party	87	Off-the-Shelf Software	13
Guaranty Release	87	OneFolio Materials	5
HEA	10	Open Source Software	13
HSR Act	30	Organizational Documents	14
Indebtedness	10	Owned Intellectual Property	14
		Owned Registered IP	14
		Parties	1

Defined Term	Page	Defined Term	Page

Patent(s)	14	Seller Disclosure Schedule	27
Permits	45	Seller Firms	121
Permitted Liens	14	Seller Group Members	121
Person	15	Seller Indemnitees	101
Personal Data	15	Seller Marks	17
Post-Closing Educational Consents	15	Seller Regulatory Collateral	92
Post-Closing Tax Period	15	Seller Released Matters	74
Potential Transferees	70	Seller Releasees	74
PPA	15	Seller Releasors	73
Pre-Closing DOE Letter of Credit	15	Seller Restricted Parties	76
Pre-Closing Educational Consents	15	Seller Stockholder Approval	17
Pre-Closing IP Transfer	68	Seller Stockholder Consent	1
Pre-Closing Period	58	Service Provider	17
Pre-Closing Tax Period	16	Service Provider Census	44
Privileged Deal Communications	121	Shared Contract	18
Proceeding	16	Social Identifiers	11
Process, Processing	16	Software	18
Purchase Price	16	Solvent	55
Purchaser	1	Specified Open Source Software	18
Purchaser 401(k) Plan	72	Sponsored Company Benefit Plan	5
Purchaser Disclosure Schedule	53	State Educational Agency	18
Purchaser Group Members	121	Straddle Tax Period	18
Purchaser Indemnitees	101	Student Financial Assistance	18
Purchaser Legacy Group	8	Student Portal Software	18
Purchaser Parties	69	Subsidiary	18
Purchaser Plan	72	Substantial Control	49
Purchaser Released Matters	74	Substitute Acquired Entity Guaranty	88
Purchaser Releasees	73	Substitute Guaranty	87
Purchaser Releasors	74	Target Working Capital	19
Purpose	64	Tax Period	19
Qualifying Transaction	75	Tax Return	19
R&W Insurance Policy	16	Tax Sharing Agreement	19
Regulatory Lookback Date	16	Tax, Taxes	19
Regulatory Restricted Cash	4	Taxing Authority	19
Related Party	16	Termination Fee	99
Representatives	16	Third Party	19
Required Bank Information	16	Third Party Claim	102
Required Information	17	Title IV	19
Resolution Period	26	Title IV Programs	19
San Antonio Lease	17	Trademark(s)	19
San Antonio Property	17	Transaction Expenses	20
SEC	22	Transaction Proposal	75
Securities Act	17	Transfer Taxes	20
Security Incidents	17	Transition Support Services Agreement	20
Seller	1	Treasury Regulations	20
Seller Benefit Plan	17	TSSA Schedules	91

Defined Term	Page	Defined Term	Page

Unaudited Quarterly Carve-out Financials	83	WARN Act	45
University	20	Wengen	2
University Course Materials	5	Willful Breach	98
VA	20	Withheld Amount	109

This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of September 11, 2020 (this “Agreement”), is entered into by and among Adtalem Global Education Inc., a Delaware corporation (“Purchaser”) and Laureate Education, Inc., a Delaware public benefit corporation (“Seller”).  Purchaser and Seller are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, Seller directly owns all of the issued and outstanding limited liability company interests (the “Interests”) of Walden e-Learning, LLC, a Delaware limited liability company (the “Company”);
WHEREAS, the Company directly owns all of the issued and outstanding limited liability company interests of Walden University, LLC, a Florida limited liability company (the “Company Subsidiary”), which operates the University;
WHEREAS, Purchaser wishes to purchase from Seller, and Seller wishes to sell to Purchaser, at the Closing, the Interests, upon the terms and subject to the conditions of this Agreement; and
WHEREAS, prior to the execution and delivery of this Agreement, holders of a majority in voting power of the outstanding shares of capital stock of Seller have executed and delivered an irrevocable written consent (the “Seller Stockholder Consent”), constituting the Seller Stockholder Approval, approving this Agreement (as it may be amended from time to time) and the transactions contemplated hereby, for purposes of Section 271 of the Delaware General Corporate Law (the “DGCL”), which consent became effective (a) following the approval by the board of directors of Seller of this Agreement and of such stockholder consent, and (b) prior to the execution of this Agreement, in accordance with Section 228(c) of the DGCL.
NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
SECTION 1.01.      Definitions.  As used herein, the terms below shall have the following meanings.
“Accounting Principles” means the accounting policies set forth on Exhibit A.
“Accrediting Body” means any non-governmental entity, including institutional and specialized or programmatic accrediting agencies, which engage in the granting or withholding of accreditation of postsecondary educational institutions or programs in accordance with standards relating to the performance, governance, operations, financial condition or academic standards of such institutions, including the Higher Learning Commission.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such first Person; provided, however, that (a) Wengen Alberta, Limited Partnership (“Wengen”), its direct and indirect equityholders, their respective affiliated investment funds and alternative investment vehicles and their respective Affiliates (defined without giving effect to this proviso), and including their portfolio companies and portfolio investments but excluding the Company Group, shall be deemed not to be Affiliates of Seller and (b) the Company Group shall be deemed to be Affiliates of (i) Seller until the Closing and (ii) Purchaser from and after the Closing.  As used in this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”) means (a) the ownership of more than 50% of the voting securities or other voting interest of any Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract, as a general partner, as a managing partner, as a manager (as such term “manager” is defined in the Delaware Limited Liability Company Act) or otherwise.
“AI Technologies” means deep learning, machine learning, and other artificial intelligence technologies, including any and all proprietary algorithms, Software or systems that make use of or employ neural networks, statistical learning algorithms (including linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning.
“Ancillary Documents” means the Transition Support Services Agreement, the Escrow Agreement, the IP Assignment and License and any other Contract which is contemplated by this Agreement to be entered into by Seller, Purchaser or any of their respective Affiliates in connection with the transactions contemplated hereby, or any certificate delivered by Seller, Purchaser or any of their respective Affiliates at the Closing or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby.
“Antitrust Law” means the HSR Act and any other applicable Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Assigned IP” means (a) Seller’s and its Affiliates’ (other than the Company Group) entire right, title and interest in and to all Intellectual Property (including Intellectual Property in Curricular Materials, and all Curricular Know-How) (other than (i) Intellectual Property in Software and (ii) Intellectual Property in the University Course Materials) that is owned or purportedly owned by any of them as of the date hereof or developed or acquired by any of them during the Pre-Closing Period and, in each case, is exclusively or primarily used or held for use exclusively or primarily in connection with the Business, but excluding the Owned Registered IP which will be transferred to the Company Group pursuant to the Pre-Closing IP Transfer; (b) Seller’s and its Affiliates’ (other than the Company Group) entire right, title and interest in and to all Intellectual Property in the University Course Materials, that is owned or purportedly owned by any of them as of the date hereof or developed or acquired by any of them during the Pre-Closing Period; (c) Seller’s and its Affiliates’ (other than the Company Group) entire right, title and interest in and to all Intellectual Property in any Software that is owned or purportedly owned by any of them as of the date hereof or developed or acquired by any of them during the Pre-Closing Period and, in each case, is exclusively used or held for use exclusively in connection with the Business, which Software includes, for the avoidance of doubt, all proprietary Software comprising the MyDR Software application and all proprietary Software comprising the Faculty Payment Software application; (d) any portion or component of the Student Portal Software created or developed by or on behalf of the Seller (or any of its Affiliates other than the Company Group) for the exclusive use of, or that is exclusively used by, the Company Group as of the date hereof or during the Pre-Closing Period (and all Intellectual Property therein); and (e) an undivided equal ownership interest in and to the Student Portal Software and all proprietary Intellectual Property therein (excluding any of the rights included in the foregoing clause (d)) (this clause (e), the “Joint Portal IP”).  The “Assigned IP” includes, for the avoidance of doubt, any Intellectual Property in the materials created pursuant to the Student Recruitment and Support Services Agreement dated December 15, 2011 by and between the Company Subsidiary and OIE Support LLC.

“Balance Sheet Time” means 11:59 p.m. (New York City time) on the Business Day immediately preceding the Closing Date.
“Base Consideration” means an amount equal to $1,480,000,000.
“Benefit Plan” means each employee benefit plan (including any “employee benefit plan” as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each stock purchase, stock option, restricted stock, stock unit, stock appreciation right, severance, retention, employment, consulting, change-in-control, fringe benefit, bonus, incentive, profit-sharing, savings, retirement, deferred compensation, vacation, paid time-off, perquisite, group or individual health, dental, medical, vision, disability and life insurance, survivor benefits and each other benefit plan, agreement, program, policy or other arrangement for any current or former employee, director or officer of a designated entity, or any dependent, beneficiary or family member of the foregoing.
“Borrower Defense Claim” means any Proceeding seeking recovery pursuant to or arising from Section 455(h) of the HEA, or 34 CFR 685.206(c) or any successor regulations thereto whereby a Title IV Program loan borrower may obtain from the DOE discharge or comparable relief, whether in whole or in part, from repayment obligations with respect to a Title IV loan due to acts or omissions of an applicable postsecondary educational institution, and the DOE may seek recovery of any such discharged loan amounts from the institution.
“Burdensome Condition” means, with respect to any written DOE preacquisition review letter, any condition contained therein other than a condition that would permit such DOE preacquisition review letter to meet the definition of “DOE Preacquisition Response” (without taking into account any conditions included as examples in clause (d) thereof).
“Business” means the business conducted by the Company Group.
“Business Data” means data, databases of data or information, in any format, Processed in the conduct of the Business, including all financial data related to the Business, all student data contained in any databases that are Processed in the conduct of the Business, all Company Training Data, all customer lists, all supplier lists, all pricing and cost information, and any data relating to business and marketing plans, in each case, in any form or media, whether or not specifically listed herein.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks in New York City are not required or authorized by Law to remain closed.
“Closing Cash and Cash Equivalents” means, with respect to the Company Group, the aggregate of all cash and cash equivalents (including short term investments) of the Company Group as of the Balance Sheet Time, determined in accordance with the Accounting Principles, including (a) all deposits and cash in transit and all checks and funds received by any member of the Company Group or their banks (e.g., checks deposited or funds paid to lock-box accounts) which are not yet cleared as of prior to the close of business on the day immediately prior to the Closing Date, but only to the extent such deposit or cash in transit subsequently clears and (b) any restricted cash or cash equivalents, including any cash or cash equivalents required to be held in a restricted account, as collateral or otherwise, to support any surety bond, letter of credit, performance bond or similar instrument, whether required by any Educational Agency or otherwise, including, for the avoidance of doubt, any cash or cash equivalents required to be held in a restricted account, as collateral or otherwise, to support any surety bond, letter of credit, performance bond or similar instrument, in each case, that is required by any Educational Agency (the “Regulatory Restricted Cash”), including any such Regulatory Restricted Cash to be listed on Section 1.01(g) of the Seller Disclosure Schedule (which schedule shall be provided by Seller at any time prior to the date that is 30 days prior to the Closing), but excluding, in each case, (i) any restricted cash or cash equivalents held in a restricted account, as collateral, pledged or otherwise to support the Pre-Closing DOE Letter of Credit (the “DOE Restricted Cash”) and (ii) all withdrawals and cash in transit from the Company Group and all checks and funds written or paid by any member of the Company Group or their banks prior to the close of business on the day immediately prior to the Closing Date, but not yet cleared, only to the extent such withdrawal or cash in transit subsequently clears (which shall be included as Current Liabilities in Closing Working Capital).
“Closing Indebtedness” means, without duplication, (a) the Indebtedness of the Company Group as of immediately prior to the Closing and (b) any Liabilities for declared but unpaid dividends or distributions.  Notwithstanding the foregoing, “Closing Indebtedness” shall not include amounts included in Transaction Expenses, amounts included as Current Liabilities in the calculation of Closing Working Capital, Taxes included in the Closing Tax Amount or amounts owed solely among members of the Company Group.
“Closing Tax Amount” means an amount equal to the liability for Taxes of the Company Group that are accrued but unpaid as of the end of the Closing Date with respect to any Pre-Closing Tax Period.  The Closing Tax Amount shall be calculated in accordance with the past practice and accounting methodologies of the Company Group applied in filing their Tax Returns.  For the purposes of this definition, the following Taxes shall be deemed to have accrued: (a) all Taxes in respect of a tax period ending on or prior to the Closing Date, (b) any Taxes (or portion thereof) in respect of a Straddle Tax Period that are allocated to the Pre-Closing Tax Period pursuant to Section 9.02(b)(iii), and (c) any payroll Taxes arising in a Pre-Closing Tax Period that have been deferred as described in Section 3.15(o).  For the avoidance of doubt, the amount accrued shall be subject to adjustment pursuant to Section 2.04.

“Closing Working Capital” means Current Assets minus Current Liabilities as of the Balance Sheet Time.  The terms “Current Assets” and “Current Liabilities” mean the combined current assets and current liabilities, respectively, of the Company Group, including only the line items specifically included in the sample calculation of Closing Working Capital set forth in Exhibit A, with each item calculated in accordance with the Accounting Principles; provided, however, that (a) assets newly acquired and liabilities newly incurred following the date of the sample calculation of Closing Working Capital set forth in Exhibit A, in each case in accordance with the terms and conditions of this Agreement, that cannot be appropriately placed in line items in such sample calculation, but that constitute current assets or current liabilities of the Company Group, will also be included solely to the extent expressly agreed between the Parties in writing (which agreement shall not be unreasonably withheld, conditioned or delayed) and consistent with the Accounting Principles, (b) Current Assets shall not include (i) Closing Cash and Cash Equivalents or (ii) deferred tax assets and (c) Current Liabilities shall not include (i) Closing Indebtedness, (ii) Transaction Expenses, (iii) deferred tax Liabilities or (iv) Closing Tax Amount.
“Co-Ownership Agreement” means the Course Material Co-Ownership Agreement, dated as of October 8, 2019, by and between Seller and the Company Subsidiary, covering the Intellectual Property rights described in Schedule A thereof consisting of (a) the University course materials in use as of October 8, 2019 as listed in the “Walden Course List, 04-10-19” or in development for those courses, excluding any Intellectual Property owned by a Third Party included therein (the “University Course Materials”), and (b) learning objects contributed to the OneFolio system by the Company Group and Seller as of October 8, 2019 (the “OneFolio Materials”).
“Code” means the Internal Revenue Code of 1986.
“Columbia Leases” collectively means: (a) that certain Crestpointe Corporate Center Standard Office Lease Agreement dated August 25, 2016 by and between AAK II LLC and Seller, for certain real property located at 7065 Samuel Morse Drive, Columbia, Maryland (the “7065 Property”); (b) that certain Crestpointe Corporate Center Standard Office Lease Agreement dated July 30, 2009 by and between AAK III LLC and Seller, for certain real property located at 7070 Samuel Morse Drive, Columbia, Maryland (the “7070 Property”); and that certain Crestpointe Corporate Center Standard Office Lease Agreement dated February 14, 2012 by and between AAK III LLC and Seller, for certain real property located at 7080 Samuel Morse Drive, Columbia, Maryland (the “7080 Property” and, together with the 7065 Property and the 7070 Property, the “Columbia Property”).
“Company AI Property” means Owned Intellectual Property, and products or services of the Company Group, that employ, rely on or make use of AI Technologies.
“Company Benefit Plan” means each Benefit Plan that (a) is subject to ERISA or is otherwise material and (b) is (i) sponsored or maintained by the Company Group (each such Company Benefit Plan, a “Sponsored Company Benefit Plan”) or (ii) contributed to, or required to be contributed to by the Company Group (or for which the Company Group otherwise has Liability).

“Company Group” means the Company and any Subsidiary of the Company, collectively or individually, as the context requires.
“Company IT Systems” means all information technology and computer systems and Company Software owned or controlled by the Company Group.
“Company Privacy Policies” means each external or internal, past or present privacy policy of the Company Group (or if applicable, Seller and its Affiliates other than the Company Group, with respect to the Business), including any policy relating to: (a) the privacy of users of the Company Group’s websites, applications, or Company Software; (b) the Processing of any Personal Data by the Company Group or with respect to the Business; and (c) any employee, student, contractor, or faculty information with respect to the Company Group or the Business.
“Company Software” means all Software (a) used by the Company Group in the conduct of the Business or (b) incorporated by the Company Group into the products or services of the Company Group.
“Company Training Data” means all training data, validation data, test data, other data or information, or databases owned, purportedly owned, or controlled, by the Company Group and used in the development, or ongoing operation of, Company AI Property.
“Compliance Review” means any program review, audit, investigation, or proceeding initiated by or before any Educational Agency related to the University’s compliance with any Educational Laws, but not including reviews occurring in the course of a routine approval renewal, Title IV Program compliance audits by an independent auditor pursuant to 34 C.F.R. § 668.23, or substantive change reviews.
“Confidentiality Agreement” means that certain Second Amended and Restated Confidentiality and Non-Disclosure Agreement, entered into as of July 11, 2020, by and between Purchaser and Seller as it may be further amended, restated or otherwise modified from time to time.
“Consent” means any consent, waiver, approval, notice, application, authorization, qualification, registration, declaration or filing.
“Consolidated Tax Group” means any “affiliated group” (as defined in Section 1504(a) of the Code or any analogous combined, consolidated, unitary or similar group defined under state, local or foreign Law) that includes Seller, and any similar group of corporations that includes Seller and files state or local income Tax Returns on a combined, consolidated or unitary basis.
“Contract” means any agreement, understanding, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, instrument, commitment, grant, subsidy, promise, undertaking or other legally binding arrangement, whether written or oral.
“Curricular Know-How” means all know-how, information, documents and trade secrets that are used by the Company Group in the operation of the Business and enable the Company Group to use the Curricular Materials or to operate the University.

“Curricular Materials” means all (a) educational materials, curricula, media and tools and (b) other resources that provide educational, curriculum, instructional and research experiences for students, in each case (clauses (a) and (b)), in physical or tangible format (including written, electronic, audiovisual, visual, digital, tactile or otherwise), that are used by the Company Group in the operation of the Business, including the following: lesson plans and planning materials; syllabi; textbooks; know-how; workbooks; manipulatives; charts; graphs; teaching processes; course materials; pictorials; posters; learning standards or objectives; lesson objectives; assignments and projects given to students; books, materials, videos, presentations and readings used in a course; and the tests, assessments and other methods and materials used to evaluate student learning.
“Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financing in connection with the transactions contemplated hereby (including the parties to the Debt Commitment Letter or any other commitment letter with respect to any other financing and any engagement letters, joinder agreements, credit agreements, loan documents, purchase agreements, underwriting agreements or indentures relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns), it being understood and agreed that none of Purchaser or any of its Affiliates shall be deemed to be a Debt Financing Source.
“Default” means (a) any actual breach, violation or default, (b) the existence of circumstances or the occurrence of an event that with the passage of time or the giving of notice or both would (i) constitute a breach, violation or default or (ii) give rise to a right of termination, renegotiation or acceleration or loss of material benefit.
“DOD” means the U.S. Department of Defense, including the DOD Tuition Assistance programs administered under a Voluntary Education Partnership Memorandum of Understanding (MOU) between the University and DOD.
“DOE” means the United States Department of Education and any successor agency administering student financial assistance under Title IV.
“DOE Preacquisition Application” means a materially complete electronic application, together with any required exhibits or attachments, marked for a comprehensive pre-acquisition review to be submitted to DOE by or on behalf of the University with respect to the transactions contemplated by this Agreement to obtain the DOE Preacquisition Response.

“DOE Preacquisition Response” means a response issued by DOE to the University following DOE’s comprehensive review of the DOE Preacquisition Application, which shall not indicate, as a condition to the issuance of the PPA following the Closing, that the DOE intends to: (a) require the University to post a letter of credit in an amount in excess of 25% of the Title IV Program funding received by the University in its most recently completed fiscal year; (b) restrict the ability of the University to add new locations, add new educational programs or modify its existing educational programs for a period that is longer than required for the DOE to review and accept the University’s financial statements and Title IV Compliance audit covering one complete fiscal year of the University’s uninterrupted Title IV Program participation, with such fiscal year being the first full fiscal following the date of the issuance by the DOE of the temporary PPA; (c) require the University to limit enrollment levels for Title IV eligible students of the University programs for a period that is longer than required for the DOE to review and accept the University’s financial statements and Title IV Compliance audit covering one complete fiscal year of the University’s uninterrupted Title IV Program participation, with such fiscal year being the first full fiscal year following the date of the issuance by the DOE of the temporary PPA; (d) impose conditions on Purchaser’s existing Title IV eligible institutions (which, for purposes of this part (d) and (e) of this definition, excludes the University) (the “Purchaser Legacy Group”), as a consequence of the acquisition of the University, such as restrictions on the ability to add new locations, new educational programs, or modify existing educational programs, limit enrollment levels for Title IV eligible students of the Purchaser Legacy Group Title IV eligible programs; or (e) post a letter(s) of credit in excess of 15% of the Title IV Program funding received by the Purchaser Legacy Group, in its most recently completed fiscal year.
“Educational Agency” means any Person, whether governmental, government chartered, tribal, private, or quasi-private, that engages in granting or withholding Educational Approvals, administers Student Financial Assistance Programs to or for students, otherwise regulates postsecondary schools or programs, or establishes standards relating to or otherwise regulates the performance, governance, operation, financial condition, privacy, or academic standards of such schools and programs, which for purposes of this definition shall only include the DOE, VA, DOD, and any Accrediting Body, or any State Educational Agency.
“Educational Approvals” means any material license, permit, consent, authorization, certification, written formal grant of exemption, accreditation, registration, or similar approval, issued or required to be issued by an Educational Agency, including any such approval necessary for: (a) the University to operate and offer its educational programs in all states in which it operates or is required to be authorized, including through online or distance education delivery method; and (b) for the University to participate in any program of Student Financial Assistance offered by such Educational Agency, but excluding any license for persons engaged in recruiting or similar approval issued with respect to the University’s employees.
“Educational Consent” means any Consent required to be made with or obtained from, or, in the case of a notice, delivered to, any Educational Agency with regard to the transactions contemplated by this Agreement, whether required to be obtained, made or, in the case of a notice, delivered prior to or after the Closing, which is necessary under applicable Educational Laws in order to maintain or continue any Educational Approval presently held by the University.
“Educational Law” means any statute, law, provision, ordinance, regulation, rule, code, order, constitution, guidance, directive, interpretation, policy, judgment, other requirement or rule of law of, or issued or administered by, any Educational Agency, or any Accrediting Body standard applicable to the University, including the provisions of the HEA or state laws pertaining to the educational matters applicable to postsecondary educational institutions.

“Equity Interests” means any share, capital stock, partnership, membership, joint venture or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Escrow Agent” means Bank of America, N.A., or other escrow agent reasonably agreed in writing between Purchaser and Seller, as the Escrow Agent under the Escrow Agreement.
“Escrow Agreement” means the Escrow Agreement to be entered into at the Closing by and among Purchaser, Seller and the Escrow Agent.
“Estimated Purchase Price” means an amount equal to (a) the Base Consideration, plus (b) the amount, if any, by which the Estimated Closing Working Capital exceeds the Target Working Capital, minus (c) the amount, if any, by which the Target Working Capital exceeds the Estimated Closing Working Capital, plus (d) Estimated Closing Cash and Cash Equivalents, minus (e) Estimated Transaction Expenses, minus (f) Estimated Closing Indebtedness, minus (g) Estimated Closing Tax Amount, calculated consistent with the sample calculation of Purchase Price set forth on Exhibit B.
“Exchange Act” means the U.S. Securities Exchange Act of 1934.
“Existing Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of October 7, 2019 among Seller, the lending institutions from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent (the “Existing Credit Agreement Administration Agent”).
“Existing Indenture” means that certain Indenture, dated as of April 26, 2017, among Seller, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee (the “Existing Notes Trustee”), relating to Seller’s outstanding 8.250% Senior Notes due 2025 (the “Existing Notes”).
“Fraud” means, with respect to either Party, an actual and intentional fraud with respect to the making of representations and warranties contained in this Agreement or any certificate delivered hereunder and not with respect to any other matters; provided, that such actual and intentional fraud of such Party specifically excludes any statement, representation or omission made negligently or recklessly and shall only be deemed to exist if (a) the applicable Party made a false representation with actual knowledge of its falsity when made, (b) that the statements made by such Person were made with the intent to deceive another Party to enter into this Agreement and rely thereon (or with the expectation that such other Party would rely thereon) and that such other Party would take action or inaction to such other Party’s detriment (including consummation of the transactions contemplated by this Agreement), (c) such reliance and subsequent action or inaction by such other Party was reasonable and (d) such action or inaction resulted in damages, losses or Liabilities, to such other Party.
“Fundamental Representations” means the representations and warranties of (a) Seller set forth in Section 3.01 (Organization), Section 3.02 (Subsidiaries), Section 3.03 (Capitalization), Section 3.04 (Title to Interests), Section 3.05 (Authority; Execution and Delivery; Enforceability) and Section 3.25 (No Brokers) and (b) of Purchaser set forth in Section 4.01 (Organization), Section 4.02 (Authority; Execution and Delivery; Enforceability) and Section 4.09 (No Brokers).

“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) international, multinational, federal, state, local, municipal, foreign or other government, agency or authority or (c) governmental agency of any nature (including any governmental division, department, agency, commission, securities exchange or instrumentality and any court or other tribunal), provided that “Governmental Authority” shall exclude any Educational Agency solely to the extent related to educational matters applicable to postsecondary educational institutions.
“HEA” means the Higher Education Act of 1965, 20 U.S.C. § 1001 et seq., and any successor statute thereto.
“Indebtedness” means, without duplication, all Liabilities of the Company Group in respect of: (a) indebtedness for borrowed money; (b) obligations evidenced by any bond, note, debenture, or other debt instrument or security; (c) obligations secured by a Lien (other than a Permitted Lien) on the equity assets or property of the Company Group; (d) obligations in respect of letters of credit, bankers’ acceptances, surety bonds, performance bonds and similar facilities issued for the account of such Person (but solely to the extent (i) drawn as of the Closing or (ii) drawn following the Closing and prior to the final determination of the Purchase Price as a result of actions or events occurring prior to the Closing); (e) obligations in respect of any financial hedging arrangements including any interest rate swap; (f) obligations under any leases which are required to be classified as capitalized leases under GAAP (other than any lease obligations which would not have been classified as capitalized leases under GAAP prior to the implementation of ASC 842); (g) accrued bonus Liabilities (and any Taxes arising from the payment of any such bonuses, payments or amounts to the extent not included in the Closing Tax Amount); (h) accrued severance Liabilities payable by the Company Group following the Closing triggered by a termination of employment at or prior to the Closing; (i) any employer contributions that the Company Group is obligated to make, but has not yet made as of the Closing, to any defined contribution retirement plan maintained by Seller or any of its Affiliates that is intended to qualify under Section 401(a) of the Code; (j) any deferred rent payments in connection with any COVID-19 pandemic programs or relief efforts administered or promulgated by any Governmental Authority, and any amounts that the Company Group has elected to defer pursuant to Section 2302 of the CARES Act (or any similar provision of federal, state, local, or non-U.S. Law), to the extent not included in the Closing Tax Amount; (k) payment obligations for incurred, but not reported, claims under any Seller Benefit Plan that (i) is a health and welfare plan and (ii) that is an insurance policy or a self-insured benefit plan, that are payable by the Company Group following the Closing; (l) guarantees of the payment or performance by any Person or under obligations of the type referred to in the immediately preceding clauses (a) through (k); and (m) all interest, fees, prepayment premiums, penalties and other fees and expenses owed with respect to the indebtedness referred to above assuming the repayment in full of such indebtedness as of such time, excluding (A) in each case of clauses (a) through (l) above, any such items to the extent existing solely between or among the members of the Company Group, (B) any guarantees of the type referred to in clause (l) that will be released effective as of the Closing and (C) any surety bond, performance bond, restricted cash account, letters of credit or similar arrangements required by any Governmental Authorities or Educational Agencies except to the extent drawn as of the Closing or drawn following the Closing and prior to the final determination of the Purchase Price as a result of actions or events occurring prior to the Closing.

“Indemnified Individuals” each present and former (in each case, as of immediately prior to the Closing) officer, director, manager, agent, employee or fiduciary of the Company Group.
“Indemnified Taxes” means, without duplication, any and all Liabilities (a) for Taxes of Seller or any Affiliate of Seller (other than the Company Group), but excluding Taxes of the Company Group, (b) for Taxes of the Company Group in respect of any Pre-Closing Tax Period, determined in accordance with Section 9.02(b)(iii) in the case of any Straddle Tax Period, other than any Taxes described in Section 8.02(a)(vi) of the Seller Disclosure Schedule; (c) for Transfer Taxes for which Seller is responsible pursuant to Section 9.01, and (d) for Taxes for which the Company Group is liable solely (i) as a result of a Tax Sharing Agreement entered into before the Closing, (ii) as a transferee or successor pursuant to any transactions prior to the Closing, or (iii) as a result of being a member of a consolidated, combined, unitary or similar group prior to the Closing.
“Indemnity Escrow Account” means a bank account designated in writing by the Escrow Agent, into which the Indemnity Escrow Amount will be deposited.
“Indemnity Escrow Amount” means $74,000,000.
“Intellectual Property” means all intellectual property rights or other proprietary rights of any kind worldwide, including those arising from or in respect of the following, whether protected, created or arising under any Law, and all worldwide common law or statutory rights in, arising out of, or associated therewith, including (a) Patents, (b) Trademarks, (c) copyrights, rights in works of authorship, whether registered or unregistered, and all applications and registrations therefor, and all extensions, restorations and renewals of any of the foregoing, (d) domain name registrations, uniform resource locators and other names and locators associated with the Internet (“Domain Names”), (e) trade secrets and know-how, inventions (whether patentable or unpatentable and whether or not reduced to practice), methods, processes, designs, formulae, models, tools, and algorithms, rights in research and development, discoveries and improvements, and rights in confidential information or proprietary information, (f) social media accounts, usernames and other digital identifiers (“Social Identifiers”), (g) Software (including firmware, middleware, and all related software specifications and documentation), (h) rights in data collections and databases, (i) moral rights, publicity, and industrial designs, (j) AI Technologies, and (k) all registrations and applications for the foregoing and any renewals or extensions thereof.
“IP Assignment and License” means that Intellectual Property Assignment and License Agreement in the form attached hereto as Exhibit E, pursuant to which (a) the Assigned IP will be assigned to the Company Group and (b) each Party will provide to the other a license to certain Intellectual Property defined therein.

“Judgment” means any judgment, writ, decree, decision, injunction, order, compliance agreement or settlement agreement of, with or approved by any Governmental Authority (without giving effect to the proviso in the definition thereof) or arbitrator.
“Knowledge of Purchaser” means the actual knowledge of the persons set forth on Section 1.01(a) of the Purchaser Disclosure Schedule, including any information that such persons would reasonably be expected to know after reasonable inquiry of such person’s direct reports.
“Knowledge of Seller” means the actual knowledge of the persons set forth on Section 1.01(a) of the Seller Disclosure Schedule, including any information that such persons would reasonably be expected to know after reasonable inquiry of such person’s direct reports.
“Law” means any applicable federal, national, supranational, state, provincial, local or other domestic or foreign law (including common law), statute, treaty, rule, regulation, Judgment, directive, ordinance, interpretation, policy, codes of practice or guidance, with or by, or any other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, or any provision or condition of any Permit, provided that “Law” shall exclude any Educational Law solely to the extent related to educational matters applicable to postsecondary educational institutions.
“Lease” means each written lease, sublease, or license with respect to the Leased Real Property (including the Columbia Leases and the San Antonio Lease), in each case, as in effect.
“Liability” means any obligation or liability whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.
“Lien” means any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, license, encroachment, encumbrance, preemptive right, right of first refusal, restriction on transfer, or promise regarding the transfer of an asset (or any interest therein) to a Third Party, whether voluntarily incurred or arising by operation of law, and includes any agreement to give any of the foregoing in the future.
“Lookback Date” means January 1, 2018.

“Material Adverse Effect” means any event, change, circumstance, effect, development or fact that, individually or in the aggregate with other events, changes, circumstances, effects, developments or facts, (a) has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, results of operations, assets or Liabilities of the Company Group, taken as a whole, or (b) would reasonably be expected to prevent or materially impair the ability of Seller to consummate the transactions contemplated hereby; provided, however, that no such events, changes, circumstances, effects, developments or facts attributable to or resulting or arising from or in connection with any of the following matters shall be deemed by themselves, either alone or in combination, to constitute or contribute to, and shall not be taken into account in determining whether there has been or will be, a Material Adverse Effect solely for purposes of clause (a) above: (i) conditions affecting the financial markets, debt, credit, capital, banking or securities markets (including any disruption thereof) in, or the economy as a whole of, the United States or any other jurisdiction in which the Company Group operates or conducts the Business; (ii) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) generally in the United States or any other country or jurisdiction in which the Business operates; (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index; (iv) changes in the industries in which the Business operates or seasonal fluctuations in the Business; (v) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, wild fires, other natural disasters, the significant worsening of the trajectory of the COVID-19 pandemic or any new pandemic; (vi) any changes in the value of or demand for any securities or indebtedness of Seller or any of its Affiliates (provided that the underlying causes giving rise or contributing to any such changes may, if they are not otherwise excluded from the definition of Material Adverse Effect by another exception in clauses (i) through (xiii), be taken into account in determining whether there has been, a Material Adverse Effect); (vii) the occurrence, escalation, outbreak or worsening of any hostilities, acts of war, sabotage, police action, military conflict, terrorism or military actions; (viii) changes in Law or Educational Law or GAAP or, in each case, any interpretations or enforcement thereof; (ix) the public announcement or pendency of this Agreement or any of the transactions contemplated hereby, the identity of Purchaser or any of its Subsidiaries or direct or indirect equityholders, Representatives or financing sources (provided that this clause (ix) shall not apply with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the performance of obligations under this Agreement); (x) any change in, or failure by the Company Group to meet internal estimates, predictions, projections or forecasts, including as provided to Purchaser by the Company or any of the Company’s representatives (provided that the underlying causes giving rise or contributing to any such failure may, if they are not otherwise excluded from the definition of Material Adverse Effect by another exception in clauses (i) through (xiii), be taken into account in determining whether there has been, a Material Adverse Effect); (xi) any action or inaction by Seller which is required in order for Seller to comply with the express requirements of this Agreement, excluding any (A) actions (or inactions) in compliance with the terms of Section 5.01(a) and (B) inactions (or actions) taken in compliance with Section 5.01(b) as a result of Purchaser’s failure to provide a consent to deviate from the requirements thereof with respect to a corresponding action (or inaction) in response to Seller’s written request therefor; (xii) any actions taken at the express written request of Purchaser; and (xiii) any actions taken by Purchaser or any of its Affiliates after the date of this Agreement; except, in the case of the forgoing clauses (i) through (v), (vii) and (viii), to the extent, and solely to the extent, such events, changes, circumstances, effects, developments or facts disproportionately affect the Company Group relative to other businesses in the industries in which the Business operates.
“Off-the-Shelf Software” means any Software that is generally commercially-available and is mass marketed pursuant to a standard form agreement that is not subject to any negotiation and involves a replacement cost or aggregate annual license and maintenance fees of less than $25,000.

“Open Source Software” means any Software that is subject to any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, the GNU General Public License (GPL), the Lesser GNU Public License (LGPL), or any “copyleft” license or any other license that requires as a condition of use, modification or distribution of such Software that such Software or other Software, combined or distributed with it, be: (a) disclosed or distributed in source code form; (b) licensed for the purpose of making derivative works; (c) redistributable at no charge; or (d) licensed subject to a patent non-assert or royalty-free patent license.
“Organizational Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs.  For example, the “Organizational Documents” of a corporation include its certificate of incorporation and by-laws, the “Organizational Documents” of a limited partnership include its limited partnership agreement and certificate of limited partnership and the “Organizational Documents” of a limited liability company include its operating agreement and certificate of formation.
“Owned Intellectual Property” means (a) all Owned Registered IP, (b) all other Intellectual Property owned or purportedly owned by the Company Group as of the date hereof or developed or acquired by any of them during the Pre-Closing Period, and (c) all Assigned IP.
“Owned Registered IP” means Intellectual Property that is registered or subject to a pending application with a Governmental Authority (including, for clarity, any renewals or extensions thereof) and Domain Name registrations, and in each case, that (a) is owned or purportedly owned by the Company Group as of the date hereof or during the Pre-Closing Period or (b) will be transferred to the Company Group pursuant to the Pre-Closing IP Transfer.
“Patent(s)” means all issued patents and all patent applications, including all provisionals, non-provisionals, converted provisionals, continuations, divisionals, continuations-in-part, reexaminations and reissues, substitutions, rights in respect of utility models, and all extensions, and renewals of any of the foregoing, including all pre-grant and post-grant forms of, and priority rights to, any of the foregoing.
“Permitted Liens” means (a) Liens for Taxes that are (i) not due and payable or that are (ii) being contested in good faith by appropriate proceedings, in case of clause (ii), for which an adequate reserve has been established and reflected in the Financial Statements in accordance with GAAP, (b) statutory, mechanics’, carriers’, workmen’s, repairmen’s, laborers’ and materialmen liens or other similar Liens arising or incurred in the ordinary course of business, for sums (i) not yet due or (ii) which are being contested in good faith by appropriate filings, in each case, that are not the result of delinquent payments and for which an adequate reserve has been established and reflected in the Financial Statements in accordance with GAAP, (c) Liens listed on Section 1.01(b)(i) of the Seller Disclosure Schedule, (d) Liens arising under original purchase price conditional sales contracts and equipment leases with Third Parties entered into in the ordinary course of business, in each case that are not, individually or in the aggregate, material to the Business taken as a whole, and that are not the result of delinquent payments, (e) easements, covenants, rights-of-way and other similar restrictions of record affecting title to real estate, in each case, that are nonmonetary in nature, (f) (i) zoning, building, land use and other governmentally established restrictions, (ii) Liens that have been placed by any developer, landlord or other Third Party on property over which the Company Group has easement, lease or license rights and (iii) unrecorded easements, covenants, rights-of-way and other similar restrictions, in each case, that are nonmonetary in nature, (g) Liens which have been insured against by owner or leasehold title insurance policies benefitting the Company Group owning or leasing the parcel of real property, (h) Liens securing rental payments under capital leases that are not otherwise material to the Business taken as a whole, in each case, that are not the result of delinquent payments, (i) Liens securing the obligations under the Existing Credit Agreement (or any replacement credit facility), in each case, that will be released at the Closing, which shall not be Permitted Liens as of the Closing, including, for the avoidance of doubt, Liens listed on Section 1.01(b)(ii) of the Seller Disclosure Schedule, (j) statutory Liens of lessors and Liens lessors granted under the terms of any Lease that are not the result of delinquent payments, (k) non-exclusive licenses to Intellectual Property and (l) Liens incurred in the ordinary course of business and that are not material in amount or effect on the Business and do not, individually or in the aggregate materially impair the Business or the continued use or operation of the assets of the Business and do not materially detract from the value of the assets to which they relate; provided that the Liens described in clauses (c), (e), (f), (g) and (j) of this definition shall only be Permitted Liens to the extent (and only to the extent) such Liens do not materially interfere with the Company Group’s use of, or materially impair the value of, the underlying property.

“Person” means any person or entity, whether an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority, Educational Agency or other entity or organization, as applicable.
“Personal Data” means any information relating to an identified or identifiable natural person who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.
“Post-Closing Educational Consents” means those Educational Consents which, pursuant to applicable Educational Law, shall be effectuated, obtained, made or, in the case of a notice, delivered, as applicable, following the Closing, identified as such on Section 1.01(c) of the Seller Disclosure Schedule.
“Post-Closing Tax Period” means any Tax Period that begins after the Closing Date and the portion of any Straddle Tax Period that begins after the Closing Date.
“PPA” means a Program Participation Agreement issued to the University and countersigned by or on behalf of the Secretary of the DOE evidencing the DOE’s certification of the University to participate in the Title IV Programs, which may include on a temporary or provisional basis.
“Pre-Closing DOE Letter of Credit” means any letter of credit posted by Seller and the University to the DOE in effect between the date of this Agreement and the date of the Closing.
“Pre-Closing Educational Consents” means those Educational Consents which, pursuant to applicable Educational Law, shall be effectuated, obtained, made or, in the case of a notice, delivered, as applicable, prior to the Closing, identified as such on Section 1.01(d) of the Seller Disclosure Schedule.

“Pre-Closing Tax Period” means any Tax Period that ends on or before the Closing Date and the portion of any Straddle Tax Period that ends on the Closing Date.
“Proceeding” means any claim, suit, charge, complaint, action, indictment, demand, audit, hearing, mediation, investigation, inquiry, arbitration or other proceeding, whether judicial or administrative, civil or criminal, at law or in equity, before any Governmental Authority (without giving effect to the proviso in the definition thereof)or arbitrator.
“Process” or “Processing” means the collection, use, storage, processing, generating, recording, distribution, transfer, import, export, protection, disposal, disclosure of, or other activity regarding, data (whether electronically or in any other form or medium).
“Purchase Price” means an amount equal to (a) the Base Consideration, plus (b) the amount, if any, by which the Closing Working Capital exceeds the Target Working Capital, minus (c) the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital, plus (d) Closing Cash and Cash Equivalents, minus (e) Transaction Expenses, minus (f) Closing Indebtedness, minus (g) Closing Tax Amount with each item calculated consistent with the sample calculation of Purchase Price set forth on Exhibit B.
“R&W Insurance Policy” means the representation and warranty liability insurance policies to be issued by Euclid Transactional, LLC and certain other insurers (collectively, the “Insurer”) to Purchaser on or prior to the Closing Date in respect of the transactions contemplated hereby substantially in the form attached hereto as Exhibit C.
“Regulatory Lookback Date” means July 1, 2017.
“Related Party” means: (a) Seller and its Affiliates (other than the Company Group); (b) each Person who is, or who was at the time of the entry into the transactions or the creation of the interest in question an officer, manager, director, employee or agent of Seller, the Company Group or any of their respective Affiliates; (c) each member of the immediate family (as such term is defined in Rule 16a-1 of the Exchange Act) of each of the Persons referred to in clause (a) or (b) above; (d) each Person that is, or that was at the time of the entry into the transactions or the creation of the interest in question, an Affiliate of the Persons referred to in clause (a) or (b) above; (e) Wengen and its officers, directors and employees; and (f) the successors and permitted assigns of each of the foregoing.
“Representatives” means, as to any Person, such person’s directors, managers (as such term is defined in the Delaware Limited Liability Company Act), officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.
“Required Bank Information” means the information required by paragraphs 6(a), (b) and (c) of Annex D of the Debt Commitment Letter.

“Required Information” means, as of any date, collectively (a) the Audited Annual Carve-Out Financials and the Unaudited Quarterly Carve-Out Financials (including, in the case of Audited Annual Carve-Out Financials, the auditor’s report thereon), and any updated financial statements provided pursuant to Section 5.16(h)(ii) and Section 5.16(h)(iii), (b) other data as would be necessary for the Debt Financing Sources to receive customary “comfort” (including “negative assurance” comfort) on the financial information in clause (a) above from independent accountants and (c) management discussion and analysis disclosure related to the financial information in clause (a) above customarily included in private placements pursuant to Rule 144A promulgated under the Securities Act or other offering exempt from registration.
“San Antonio Lease” means that certain Office Lease Agreement dated December 6, 2010 by and between Wurzbach/N.W. Military Road Partners, Ltd. and Seller, for that certain real property located at 11503 N.W. Military Highway, San Antonio, Texas (the “San Antonio Property”).
“Securities Act” means the Securities Act of 1933.
“Security Incidents” means (a) any unauthorized access, acquisition, interruption, alteration or modification, disclosure, loss, theft, corruption or other unauthorized Processing of Personal Data or Business Confidential Information owned or otherwise Processed by or on behalf of the Company Group, (b) inadvertent, unauthorized, or unlawful sale, disclosure, or rental of Personal Data owned by the Company Group or (c) any other unauthorized access to, acquisition of, interruption of, alteration or modification of, loss of, theft of, corruption of, or use of the Company IT Systems.
“Seller Benefit Plan” means each Benefit Plan, including any Company Benefit Plan, that (a) is subject to ERISA or is otherwise material and (b) is sponsored, maintained, contributed to, or required to be contributed to by Seller or an Affiliate of Seller (or for which Seller or an Affiliate of Seller otherwise has Liability), in which any Service Provider or former Service Provider participates.
“Seller Marks” mean any and all Trademarks owned by Seller and its Affiliates (other than the Company Group), including Trademarks comprising, using or containing the same, whether alone or in combination with other words or elements, and all translations, adaptations, derivations and combinations thereof, and any Trademarks confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements, but, notwithstanding anything to the contrary in the foregoing, excluding in all cases those Trademarks that will be assigned to the Company Group pursuant to the Pre-Closing IP Transfer.
“Seller Stockholder Approval” means the adoption of this Agreement (as it may be amended from time to time) and the approval of the transactions contemplated hereby by the stockholders of Seller by the affirmative vote or written consent of the holders of a majority in voting power of the outstanding shares of capital stock of Seller.
“Service Provider” means any (a) individual who is employed by the Company or the Company Subsidiary (an “Employee”) or (b) individual whose employee ID number is set forth on Section 1.01(e) of the Seller Disclosure Schedule (or any individual hired as a replacement for such person).

“Shared Contract” means each Contract to which Seller or one of its Affiliates, other than the Company Group, is a party, and which is (a) exclusively or primarily used in the Business and is (b) material to the Company Group.
 “Software” means any computer program, operating system, application, mobile device application, firmware or software code of any nature, including all object code, and source code and any derivations, updates, enhancements and customization of any of the foregoing, whether in machine-readable form, programming language and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.
“Specified Open Source Software” means any Open Source Software that is subject to any license that requires that, if any Software that incorporates or embeds such licensed Software is licensed, conveyed, distributed or made available to Third Parties, the proprietary source code of such Software must be licensed or made available to Third Parties at no charge.
“State Educational Agency” means (a) any state educational licensing body that provides a license, approval, authorization, or written exemption necessary for the University to provide postsecondary education in that state, including via distance education and (b) any state agency having jurisdiction to enforce Laws concerning consumer protection matters, including misrepresentation and unfair, deceptive or abusive acts and consumer fraud, in each such case as applicable to the operation of postsecondary educational institutions.
“Straddle Tax Period” means any Tax Period that begins on or before and ends after the Closing Date.
“Student Financial Assistance” means any form of student financial assistance, grants or loans that is administered by any Educational Agency, including (a) the Title IV Programs and any other program authorized by the HEA and administered by the DOE, (b) any education assistance program in which the University participates for military service members and families administered by the DOD and the military service branches thereof and (c) any educational assistance program in which the University participates for veterans administered by the VA and the designated state approving agencies for the supervision of such programs.
“Student Portal Software” means the Software application developed by Seller or its Affiliates for use thereby, including by the Company Group and University students and faculty to access support information, links, course materials, and other materials, links and information associated with the Business.  For the avoidance of doubt, the “Student Portal Software” includes all Software comprising the above application but not the data therein.
“Subsidiary” of any Person means any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated, of which (a) such Person or any other Subsidiary of such Person is a general partner or a managing member, (b) such Person or one or more of its Subsidiaries holds voting power to elect a majority of the board of directors or other governing body performing similar functions, or (c) such Person or one or more of its Subsidiaries, directly or indirectly, owns or controls more than 50% of the equity, membership, partnership or similar interests.

“Target Working Capital” means negative $57,728,896.
“Tax” and “Taxes” means any federal, state, local, foreign or supranational (a) income, capital gains, alternative or add-on minimum, base erosion minimum, diverted profits, estimated, gross income, gross receipts, sales, use, value added, ad valorem, franchise, capital stock or other equity securities, net worth, profits, license, registration, withholding, employment, unemployment, disability, severance, occupation, social security (or similar, including FICA), payroll, workers’ compensation, transfer, financial transaction, conveyance, documentary, stamp, property (real, tangible or intangible), commercial rent, premium, environmental, windfall profits, unclaimed property and other taxes of any kind, repayments of any grants, subsidies, state aid or similar amounts received or deemed received from any Governmental Authority, any customs duties, escheat obligation, or any other fees, charges, levies, excises, duties or assessments of any kind in the nature of (or similar to) taxes, together with any interest, penalties, inflation linkage or addition thereto, imposed under Tax Law and (b) any penalty imposed for the failure to file, properly to file, or timely to file any Tax Return.
“Tax Period” means any period with respect to which Taxes are assessed or a Tax Return is filed or required to be filed under any applicable Tax Law or according to the applicable procedures of a Taxing Authority.
“Tax Return” means any report, return, claim for refund, statement, document, declaration, schedule, notice, notification, form, election, voucher, certificate or other information or filing filed or required to be supplied to any Taxing Authority with respect to Taxes, including any schedule or attachment thereof and including any amendment made with respect thereto.
“Tax Sharing Agreement” means any Tax sharing, allocation or indemnification or similar agreement, provision or arrangement.
“Taxing Authority” means any Governmental Authority having authority or jurisdiction over the assessment, determination, reporting, collection, or administration of any Taxes.
“Third Party” means, with respect to any Person, any other Person other than an Affiliate, successor, or permitted assign of such original Person.
“Title IV” means Title IV of the HEA.
“Title IV Programs” means the programs of federal student financial assistance administered pursuant to Title IV.
“Trademark(s) ” mean(s) any trademark, trade dress, service mark, trade name, trade dress rights, logo, designs, corporate names, business symbols, or other identifiers of source, whether or not registered, all registrations and applications therefor, and all goodwill associated therewith and symbolized thereby.

“Transaction Expenses” means, without duplication: (a) any out-of-pocket fees, costs, payments and expenses incurred or payable (and solely to the extent not already paid) by or on behalf of the Company Group to any Third Party or to Seller or its Affiliates or to any Related Party (excluding the Company Group), including legal, accounting, investment banking and other advisor, consultant and other professional fees, in each case in connection with or as a result of (i) the participation in or response to the investigation, review and inquiry conducted by Purchaser and its Representatives with respect to the Company Group (and the furnishing of information to Purchaser and its Representatives in connection with such investigation and review) in connection with the transactions contemplated hereby or any Competing Transaction; (ii) the negotiation, preparation, drafting, review, execution, delivery or performance of this Agreement, any Ancillary Document or any other document delivered or to be delivered in connection with the transactions contemplated hereby or any Competing Transaction; (iii) the preparation, submission, printing, filing and mailing of any filing or notice required to be made or given in connection with any of the transactions contemplated hereby, including the Information Statement; or (iv) the obtaining of any Consent or waiver required to be obtained in connection with the transactions contemplated hereby, in each case, to the extent remaining unpaid as of immediately prior to the Closing; (b) (i) the amounts set forth on Section 1.01(f) of the Seller Disclosure Schedule and (ii) any sale bonuses, change in control bonuses, retention bonuses or other similar bonuses or payments that become payable (solely to the extent not already paid) by the Company or the Company Subsidiary at or following the Closing as a result of the Closing (and, with respect to clause (i) or (ii), any payroll, employment, social security, Medicare, unemployment or similar Taxes in respect of any such bonuses or payments required to be paid by the Company Group to the extent not included in Closing Tax Amount); and (c) 50% of all filing fees under the HSR Act.
“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, value added, goods and services, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement.
“Transition Support Services Agreement” means the Transition Support Services Agreement to be entered into by and between Purchaser and Seller at the Closing, substantially in the form attached hereto as Exhibit D.
“Treasury Regulations” means the regulations promulgated under the Code.
“University” means Walden University, LLC and the institution of higher education owned and operated by the Company Group as Walden University which has been issued the Office of Postsecondary Education Identification (OPEID) number 02504200 by the DOE.
“VA” means the U.S. Department of Veterans Affairs or any state approving agency administering veterans’ educational benefits on behalf of the U.S. Department of Veterans Affairs.

ARTICLE II
PURCHASE AND SALE
SECTION 2.01.    Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, the Interests, free and clear of any Liens, in exchange for the Estimated Purchase Price (minus the Indemnity Escrow Amount) pursuant to Section 2.02(b) and subject to adjustment as set forth in Section 2.04.
SECTION 2.02.    The Closing.
(a) The Closing.
(i) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Covington & Burling LLP, One City Center, 850 Tenth Street, NW, Washington, D.C. 20001, on the fifth Business Day following the day on which the last of the conditions set forth in Article VI has been satisfied or waived (other than those conditions that by their terms are to be satisfied or waived at the Closing itself, but subject to the satisfaction or waiver at the Closing of such conditions), or at such other time, date and location as Purchaser and Seller agree (including by electronic means).  The date on which the Closing occurs is referred to herein as the “Closing Date.”  Notwithstanding the immediately preceding sentence, if the Marketing Period and the Bank Marketing Period have not ended at the time of the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI, then the Closing shall occur instead on the fifth Business Day following the satisfaction or waiver of such conditions (other than those conditions that by their terms are to be satisfied or waived at the Closing itself, but subject to the satisfaction or waiver at the Closing of such conditions) after the earliest to occur of (A) any Business Day before or during the Marketing Period or the Bank Marketing Period as may be specified by Purchaser on no fewer than five Business Days’ prior notice to the Company, (B) the final day of the Marketing Period or the Bank Marketing Period (whichever is later) and (C) on such other date and at such other place as agreed to by Purchaser and Seller.
(ii) For purposes of this Agreement, “Marketing Period” means a minimum period of at least 20 consecutive Business Days after Purchaser shall have received the Required Information that Seller is required to provide to Purchaser at such time; provided that (i) such 20 consecutive Business Day period shall not commence until two Business Days after Seller’s delivery of such Required Information, (ii) such 20 consecutive Business Day period shall not be required to be consecutive to the extent it would include any date from November 25, 2020 through and including November 27, 2020, January 18, 2021, February 15, 2021, May 31, 2021, July 5, 2021, September 6, 2021, any date from November 25, 2021 through and including November 27, 2021 (which dates shall not count for purposes of such 20 consecutive Business Day period), and if such period has not ended on or before December 11, 2020, it shall not commence before January 4, 2021, following receipt of the Required Information, and if such period has not ended prior to February 14, 2021, it will not commence until the Audited Annual Carve-out Financials (as defined below) of the Acquired Business (as defined below) for the fiscal year ended December 31, 2020 have been included in the Required Information, and if such period has not ended prior to February 14, 2022, it will not commence until the Audited Annual Carve-out Financials of the Acquired Business for the fiscal year ended December 31, 2021 have been included in the Required Information; provided that if such period has not ended prior to August 14, 2022, it will not commence until the audited financial statements of Purchaser for fiscal year ended June 30, 2021 have been provided to the Debt Financing Sources, (iii) if the financial statements included in the Required Information that is available to Purchaser on the first day of any such 20 consecutive Business Day period would not be sufficiently current on any day during such 20 consecutive Business Day period to permit (A) a registration statement filed by Seller using such financial statements to be declared effective by the United States Securities and Exchange Commission (the “SEC”) on the last day of the 20 consecutive Business Day period and (B) the Company’s independent auditors to issue a customary comfort letter (in accordance with its normal practices and procedures) on the last day of the 20 consecutive Business Day period (any documents complying with the requirements of clauses (A) and (B), mutatis mutandis, “Compliant Documents”), then a new 20 consecutive Business Day period shall commence two Business Days after Purchaser’s receipt of updated Required Information that would be sufficiently current to permit the actions described in clauses (A) and (B) above on the last day of such 20 consecutive Business Day period, (iv) the Marketing Period shall be deemed not to have commenced if, (A) prior to the completion of such 20 consecutive Business Day period, the Company’s independent auditors shall have withdrawn their audit opinion with respect to any of the financial statements contained in the Required Information in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the applicable Required Information by the Company’s independent auditors, another “big four” accounting firm or another independent public accounting firm reasonably acceptable to Purchaser, or (B) Seller shall have notified Purchaser pursuant to Section 5.16(d) that the restatement of any of the Company’s financial statements included in the Required Information is probable, in which case the Marketing Period shall be deemed not to commence unless and until two Business Days following the date on which such restatement has been completed and the Required Information has been amended or Seller or the Company, as the case may be, has determined that no restatement shall be required under GAAP and (v) the Marketing Period shall end on any earlier date on which the proceeds of the Debt Financing sufficient to consummate the transactions contemplated by this Agreement are obtained, at which time the Marketing Period shall be deemed to have been completed.  If Seller shall in good faith reasonably believe that it has delivered the Required Information to Purchaser and that the Required Information qualifies as a Compliant Document, Seller may deliver to Purchaser written notice to that effect (stating when Seller believes it has completed such delivery), in which case Seller shall be deemed to have delivered such Required Information on the date specified in such notice (and the Marketing Period shall be deemed to have commenced on the date that is two Business Days after the date specified in such notice), unless (A) Seller has not completed delivery of such Required Information that qualifies as a Compliant Document and (B) within three Business Days after its receipt of such notice from Seller, Purchaser reasonably believes (in good faith) that Seller has not completed delivery of such Required Information that qualifies as a Compliant Document and delivers a written notice to Seller to that effect (stating which Required Information Seller has not delivered or does not qualify as a Compliant Document).

(iii) For purposes of this Agreement, “Bank Marketing Period” means a period of at least 15 consecutive Business Days (provided that, such period shall not be required to be consecutive to the extent it would include any date from November 25, 2020 through and including November 27, 2020 (which dates shall not count for purposes of the 15 consecutive Business Day period), January 18, 2021, February 15, 2021, May 31, 2021, July 5, 2021, September 6, 2021, any date from November 25, 2021 through and including November 27, 2021 (which dates shall not count for purposes of the 15 consecutive Business Day period), and if such period has not ended on or before December 11, 2020, it shall not commence before January 4, 2021) following receipt of the Required Bank Information.
(b)     Purchaser Deliverables.  At the Closing, Purchaser shall deliver to Seller:
(i) payment, by wire transfer of immediately available funds to an account designated in writing by Seller (such designation to have been made at least three Business Days prior to the Closing Date), of an amount equal to the Estimated Purchase Price minus the Indemnity Escrow Amount;
(ii) a certificate signed by an officer (or similar authorized person) of Purchaser as to the satisfaction of each of the conditions set forth in Section 6.03(a) and Section 6.03(b) in the form attached hereto as Exhibit F; and
(iii) the Escrow Agreement and the Transition Support Services Agreement, each duly executed by Purchaser.
(c)     Other Purchaser Payments.
(i) At the Closing, Purchaser shall deliver to the Escrow Agent cash in an amount equal to the Indemnity Escrow Amount, plus the amount of the fees and expenses payable to the Escrow Agent in connection with establishing the Indemnity Escrow Account.
(ii) Promptly following the Closing, by wire transfer of immediately available funds on behalf of the Company Group, the Company shall pay, or Purchaser shall cause the Company to pay, the Transaction Expenses described in clause (a) of the definition thereof in accordance with wire transfer instructions provided by each payee thereof.
(d)     Seller Deliverables.  At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser, each in form and substance reasonably satisfactory to Purchaser (or, with respect to Business Data, in the form in which such Business Data is maintained in the ordinary course of business):
(i) certificates representing the Interests, duly endorsed in blank or accompanied by membership interest powers duly endorsed in blank in proper form for transfer, free and clear of all Liens (other than restrictions on the hypothecation, sale, transfer or other disposition thereof under applicable securities Laws);
(ii) a properly executed and valid statement described in Section 1.1445-2(b) of the Treasury Regulations certifying under penalties of perjury that Seller is not a foreign person within the meaning of Section 1445(f)(3) of the Code and a properly executed, true, correct and complete Internal Revenue Service Form W-9 of Seller;

(iii) a certificate signed by an officer (or similar authorized person) of Seller as to the satisfaction of each of the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c) in the form attached hereto as Exhibit G;
(iv) a certificate executed by an authorized officer of Seller, attaching and certifying as to the truth, correctness and completeness of, (A) copies of the Organizational Documents of the Company Group as in effect as of the Closing and (B) certificates of good standing with respect to the Company Group issued by the applicable jurisdiction where such entities are formed, in case of each of clauses (A) and (B), dated as of a recent practicable date;
(v) the Escrow Agreement, duly executed by Seller and the Escrow Agent;
(vi) the Transition Support Services Agreement and IP Assignment and License, each duly executed (and, to the extent applicable, filed) by Seller and any of its Affiliates (including the members of the Company Group) party thereto;
(vii) the Lease Assignments, duly executed by the parties thereto;
(viii) the Existing Debt Releases;
(ix) copies of termination agreements, in form and substance reasonably satisfactory to Purchaser, with respect to the Contracts listed on Section 3.24(b) of the Seller Disclosure Schedule (which, for clarity, does not include the Co-Ownership Agreement, which shall be amended in accordance with the terms of this Agreement and the IP Assignment and License) duly executed by the parties thereto;
(x) a copy of all Business Data that is possessed or controlled by Seller or its Affiliates and is not (A) already in the possession or control of the Company Group or (B) being provided to the Company Group pursuant to the Transition Support Services Agreement;
(xi) copies of all documents (e.g., short form agreements) and filings required to be executed or filed by Seller or its Affiliates (other than the Company Group) in connection with the Pre-Closing IP Transfer; and
(xii) copies of any customary payoff letters reasonably requested by Purchaser pursuant to Section 5.16(d)(iii).

SECTION 2.03.     Estimated Purchase Price.  At least five and no more than 10 Business Days prior to the Closing, Seller shall deliver, or cause to be delivered, to Purchaser a written statement duly executed by an authorized officer of Seller (the “Estimated Closing Statement”) setting forth in reasonable detail Seller’s good faith estimates of the amount of (a) the Closing Working Capital (“Estimated Closing Working Capital”), (b) Closing Cash and Cash Equivalents (“Estimated Closing Cash and Cash Equivalents”), (c) Transaction Expenses (“Estimated Transaction Expenses”), (d) Closing Indebtedness (“Estimated Closing Indebtedness”) and (e) Closing Tax Amount (“Estimated Closing Tax Amount”), and, based on the foregoing, Seller’s calculation of the Estimated Purchase Price, together with reasonably detailed supporting calculations, in each case, determined in accordance with the definitions in this Agreement and the Accounting Principles and shall not reflect any accounting principles, policies, methods, practices, categories, estimates, judgments or assumptions other than the Accounting Principles.  Seller shall consider in good faith any comments provided by Purchaser with respect to the Estimated Closing Statement, and if Seller accepts any such comments, it shall deliver to Purchaser updated versions of the Estimated Closing Statement, which updated versions shall thereupon supersede and replace the prior versions for all purposes hereunder.
SECTION 2.04.    Post-Closing Adjustment.
(a)    Delivery of Closing Statement.  As soon as practicable after the Closing Date but no later than 120 days after the Closing Date, Purchaser shall prepare and deliver, or cause to be prepared and delivered, to Seller a written statement (the “Closing Statement”), setting forth in reasonable detail its calculation of the amount of (i) Closing Working Capital, (ii) Closing Cash and Cash Equivalents, (iii) Transaction Expenses, (iv) Closing Indebtedness and (v) Closing Tax Amount, and, based thereon, Purchaser’s calculation of the Purchase Price and the adjustment (if any) necessary to reconcile the Estimated Purchase Price to the Purchase Price, in each case, which shall be determined in accordance with the definitions in this Agreement and the Accounting Principles and shall not reflect any accounting principles, policies, methods, practices, categories, estimates, judgments or assumptions other than the Accounting Principles.
(b)    Objections; Resolution of Disputes.
(i) Unless Seller notifies Purchaser in writing within 45 days after Purchaser’s delivery of the Closing Statement (such 45-day period, the “Objection Period”) of any dispute or objection thereto based on Seller’s good faith belief that the Closing Statement was not prepared in accordance with the requirements of Section 2.04(a) (a “Notice of Objection”), the Closing Statement and the calculations of Closing Working Capital, Closing Cash and Cash Equivalents, Transaction Expenses, Closing Indebtedness, Closing Tax Amount and the Purchase Price set forth therein shall be final, binding and conclusive on the Parties.  Following the delivery of the Closing Statement and for purposes of Seller’s review of the Closing Statement and preparation of any Notice of Objection, Seller and its Representatives, upon reasonable advance notice, shall be permitted during normal business hours to review the books and records of Purchaser and the Company Group and shall be provided with all information and reasonable access to the Representatives of Purchaser and the Company Group, as applicable, who were involved in the preparation of the Closing Statement, including, subject to Seller’s and its applicable Representatives’ entry into a customary access letter required by such accountants, all work papers of the accountants who audited, compiled or reviewed such statement in connection with Seller’s and its Representatives’ review thereof.  Any information provided to Seller and its Representatives pursuant to this Section 2.04(b)(i) shall be considered Confidential Information and subject to Section 5.03.  Any Notice of Objection shall specify the amount in dispute for each disputed item and the basis for the objections set forth therein.  Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement not so disputed by Seller.

(ii) If Seller provides the Notice of Objection to Purchaser within the Objection Period, Seller and Purchaser shall, during the 30‑day period following Purchaser’s receipt of the Notice of Objection (such 30-day period, the “Resolution Period”), attempt in good faith to resolve Seller’s objections.  During the Resolution Period, Purchaser and its Affiliates and their respective Representatives shall be permitted to review the working papers of Seller and, subject to Purchaser’s and its applicable Representatives’ entry into a customary access letter required by such accountants, its accountants involved with preparing the Notice of Objection and the basis therefor.  All such discussions and communications between the Parties related thereto shall (unless otherwise agreed by Purchaser and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, and any resolution by them agreed to in writing as to any disputed amounts shall be final, binding and conclusive.  The resolution of any disputed item during the Resolution Period shall be final, binding and conclusive on the Parties.  If Seller and Purchaser are unable to resolve all such objections within the Resolution Period, then either Seller or Purchaser may refer all such matters remaining in dispute to a nationally recognized independent valuation, accounting or specialty firm to be mutually agreed upon by Seller and Purchaser or, if Seller and Purchaser are unable to agree within five Business Days from the end of the Resolution Period, then such nationally recognized independent valuation, accounting or specialty firm jointly selected by Seller’s and Purchaser’s independent accountants within five Business Days thereafter (such agreed firm being the “Independent Expert”).  Seller and Purchaser each agree to promptly sign an engagement letter among Seller, Purchaser and the Independent Expert, in commercially reasonable form, as may reasonably be required by the Independent Expert, on terms and conditions consistent with this Section 2.04.  The Independent Expert shall be instructed, acting as an expert in accounting and not as an arbitrator, pursuant to such engagement letter, to resolve only those matters set forth in the Notice of Objection remaining in dispute.  Seller and Purchaser each agree to furnish to the Independent Expert access to such individuals and such information, books and records as may be reasonably required by the Independent Expert to make its final determination (any such information, books and records shall be provided to the other Party prior to its submission or presentation to the Independent Expert).  As promptly as practicable, and in any event not more than 30 days following the engagement of the Independent Expert, or such later date as Seller and Purchaser may mutually agree, Purchaser and Seller shall each submit a written presentation detailing each Party’s complete statement of proposed resolution of each issue still in dispute to the Independent Expert (it being understood that the content of each such presentation shall be limited to (A) whether the Closing Statement was properly calculated in accordance with the definitions in this Agreement and the Accounting Principles, (B) the proposed resolution of each disputed issue by such Party and (C) reasonable supporting detail for the foregoing).  Seller and Purchaser shall also instruct the Independent Expert to use its commercially reasonable efforts to render its reasoned written decision within 30 days from the date that information related to the unresolved objections is presented to the Independent Expert by Seller and Purchaser.  With respect to each disputed line item, such decision shall be made in strict accordance with the terms and definitions within this Agreement and the Accounting Principles and, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser in the Closing Statement or Seller in the Notice of Objection with respect to such disputed line item.  Except as Seller and Purchaser may otherwise agree, all communications between Seller and Purchaser or any of their respective Representatives, on the one hand, and the Independent Expert, on the other hand, shall be in writing with copies simultaneously delivered to the non-communicating Party.  None of Seller, Purchaser, nor any of their respective Affiliates shall have any ex parte communications or meetings with the Independent Expert regarding the subject matter hereof without the other Party’s prior written consent.  The resolution of disputed items by the Independent Expert shall be final, binding and conclusive on, and enforceable by, the Parties (absent manifest error).  All fees and expenses of the Independent Expert shall be borne on a proportionate basis by Purchaser, on the one hand, and Seller, on the other, based on the percentage which the portion of the contested amount not awarded in favor of each Party bears to the amount actually contested by such Party.  By way of illustration, if Purchaser’s calculations would have resulted in a $1,000,000 net payment to Purchaser, and Seller’s calculations would have resulted in a $1,000,000 net payment to Seller and the Independent Expert’s final determination as adopted pursuant to this Section 2.04(b)(ii) results in an aggregate net payment of $500,000 to Seller, then Purchaser and Seller shall pay 75% and 25%, respectively, of such fees and expenses.

(c)     Adjustment Payment.  Within five Business Days after the Closing Working Capital, Closing Cash and Cash Equivalents, Transaction Expenses, Closing Indebtedness, Closing Tax Amount and the Purchase Price have been finally determined in accordance with Section 2.04(b), (i) if the Estimated Purchase Price is less than the Purchase Price, Purchaser shall pay to Seller the amount of such shortfall, and (ii) if the Estimated Purchase Price is greater than the Purchase Price, Seller shall pay to Purchaser the amount of such excess.  For Tax purposes, any payment by Purchaser or Seller under this Section 2.04(c) shall be treated as an adjustment to the Purchase Price.  Any payment under this Section 2.04(c) shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser or Seller, as the case may be (such designation to be made at least three Business Days prior to the date on which such payment is due).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Purchaser as follows, as of the date hereof and as of the Closing Date (provided that references in representations and warranties to a particular date (including references to “the date hereof”, “the date of this Agreement” or words of similar import) will be given effect whenever such representations and warranties are made), with each such representation and warranty subject to such exceptions, if any, as are set forth in the disclosure schedule of Seller delivered to Purchaser contemporaneously with the execution of this Agreement (the “Seller Disclosure Schedule”).  Disclosures in any section or subsection of the Seller Disclosure Schedule shall only address the corresponding Section or subsection of this Article III and such other Sections or subsections of the Seller Disclosure Schedule to the extent to which applicability of such disclosures is reasonably apparent on its face.

SECTION 3.01.     Organization.
(a)     The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The Company Subsidiary is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Florida.  Each of the Company and the Company Subsidiary (i) has the requisite limited liability company power and authority to conduct its business as it is presently being conducted to own, lease or operate, as applicable, its assets and properties, and to conduct its business as presently conducted and (ii) is duly qualified to do business and in good standing (if such concept is applicable in the relevant jurisdiction) in each jurisdiction where such qualification is necessary under applicable Law, except, in the case of this clause (ii), as would not have a Material Adverse Effect.  True, correct and complete copies of the Organizational Documents of the Company Group, and all amendments thereto, have been made available to Purchaser.  Neither the Company nor the Company Subsidiary is in violation of its respective Organizational Documents, other than any violations that are de minimis in nature.
(b)     Seller is a public benefit corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware with the power and authority to conduct its business as it is presently being conducted, including ownership of the Company Group.
SECTION 3.02.     Subsidiaries.  Other than the Company’s ownership of the Company Subsidiary, neither the Company nor the Company Subsidiary owns, directly or indirectly, or holds any rights or obligations to acquire, any shares of capital stock or any other interests (including voting interests, Equity Interests or investments) in any other Person or any securities exercisable or exchangeable for or convertible into shares of capital stock or any other interests (including voting interests, Equity Interests or investments) in any other Person.  Except as set forth on Section 3.02 of the Seller Disclosure Schedule, the Company owns and has good and valid title to all of the Equity Interests of the Company Subsidiary, free and clear of all Liens, other than restrictions on the hypothecation, sale, transfer or other disposition thereof under applicable securities Laws and is the beneficial and record owner of all of such Equity Interests.
SECTION 3.03.     Capitalization.  The authorized, issued and outstanding Equity Interests of each of the Company and the Company Subsidiary are set forth on Section 3.03 of the Seller Disclosure Schedule.  All of the outstanding Equity Interests of each the Company and the Company Subsidiary are duly authorized, validly issued, fully-paid and non-assessable and are held beneficially and of record by the equityholders thereof as set forth on Section 3.03 of the Seller Disclosure Schedule, free and clear of any Liens other than restrictions on the hypothecation, sale, transfer or other disposition thereof under applicable securities Laws, except as set forth on Section 3.03 of the Seller Disclosure Schedule.  Neither the Company nor the Company Subsidiary has any outstanding (i) Equity Interests or other securities convertible into, or exchangeable or exercisable for, any of its Equity Interests or containing any profit participation features, nor any rights or options to subscribe for or to purchase its Equity Interests or (ii) any equity appreciation rights, profit participation rights or phantom equity or similar plans or rights.  There are no (A) outstanding obligations of the Company Group (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests or any warrants, options or other rights to acquire its Equity Interests or (B) voting trusts, proxies or other Contracts among any of the Company Group’s equityholders or any other Person with respect to the voting or transfer of any of the Company Group’s Equity Interests.

SECTION 3.04.     Title to Interests.  Except as set forth on Section 3.04 of the Seller Disclosure Schedule, Seller owns and has good and valid title to the Interests, free and clear of any Liens other than restrictions on the hypothecation, sale, transfer or other disposition thereof under applicable securities Laws and is the beneficial and record owner of all of the Interests.  Other than this Agreement, the Interests are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Interests.
SECTION 3.05.     Authority; Execution and Delivery; Enforceability.  Seller has the requisite corporate power and authority to execute and deliver, and, subject to the effectiveness of the Seller Stockholder Approval, to perform its obligations under, and to consummate the transactions contemplated to be consummated by it pursuant to, this Agreement, including the transfer of the Interests, as applicable, and the Ancillary Documents to which it will be a party.  Each of Seller’s Affiliates (including the Company Group) who will become party to any Ancillary Documents has the requisite power and authority to execute and deliver, and to perform its obligations under, and to consummate the transactions contemplated to be consummated by it pursuant to, such Ancillary Documents.  Seller and its applicable Affiliates (including the Company Group) have taken all organizational action required by their respective Organizational Documents and applicable Law (without giving effect to the proviso in the definition thereof) to authorize the execution and delivery of, and the performance of its obligations under, and the consummation of the transactions contemplated to be consummated by it or such Affiliate pursuant to, this Agreement, as applicable, and the Ancillary Documents to which it or such Affiliate will be a party.  The Seller Stockholder Consent, which has been executed and delivered to Purchaser and which became effective immediately following the approval by the board of directors of Seller of this Agreement and prior to the execution and delivery of this Agreement, (a) is the only vote or approval of the holders of any class or series of equity securities of Seller necessary to adopt and approve this Agreement and the transactions contemplated hereby and (b) has been obtained in compliance with Section 228 of the DGCL and Seller’s Organizational Documents.  This Agreement and the Ancillary Documents to which Seller and its Affiliates (including the Company Group) will be a party, upon Seller’s and its Affiliates’ (including the Company Group) execution and delivery hereof and thereof will be, duly executed and delivered by Seller and its Affiliates (including the Company Group), and (assuming the due authorization, execution and delivery by each of the other parties hereto and thereto) constitute, or shall upon such execution and delivery constitute its legal, valid and binding obligations, enforceable against Seller and its Affiliates, as applicable, in accordance with their respective terms, subject, as to enforcement, to applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by Law (whether considered in a Proceeding in equity or at law) (the “Enforceability Exceptions”).

SECTION 3.06.     Non-Contravention and Approvals.
(a)     The execution, delivery and performance by Seller of, and Seller’s and its Affiliates’ (including the Company Group’s) compliance with, this Agreement and the Ancillary Documents to which Seller or any of its Affiliates (including the Company Group) will be a party do not and will not, and the consummation by Seller and its applicable Affiliates (including the Company Group) of the transactions contemplated to be consummated by them pursuant to this Agreement and such Ancillary Documents will not, (i) violate or conflict with Seller’s or its applicable Affiliates’ Organizational Documents, (ii) subject to obtaining the Consents set forth on Section 3.06(a) of the Seller Disclosure Schedule, with or without notice, lapse of time or both, result in any acceleration of any obligations, violation or breach of, or constitute a Default under, or give rise to any right of amendment, acceleration, termination or cancellation of or material payment under, or loss of any benefit under, any Material Contract, Company Privacy Policy or Contract relating to Business Data or (iii) subject to obtaining the Consents referred to in Section 3.06(b), violate any (A) Judgment or (B) Law (without giving effect to the proviso in the definition thereof), in either case (clause (A) or (B)), to which Seller or the Company Group is subject or (iv) result in the creation of any Lien (other than Permitted Liens or Liens arising from any act of Purchaser or its Affiliates) upon the Interests or the properties, rights or assets (including Business Data) of the Company Group, except in the case of the foregoing clauses (ii), (iii) and (iv), for any Default, violation or creation of any Lien that, individually or in the aggregate, would not have a Material Adverse Effect.
(b)     No Consent of, to or with any Governmental Authority (without giving effect to the proviso in the definition thereof) is required to be obtained or made under Law (without giving effect to the proviso in the definition thereof) by Seller or any of its Affiliates (including the Company Group) for the execution, delivery and performance by Seller and its applicable Affiliates (including the Company Group) of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated by this Agreement and the Ancillary Documents, other than, (i) those set forth on Section 3.06(b)(i) of the Seller Disclosure Schedule and Section 1.01(d)  of the Seller Disclosure Schedule (other than the “Courtesy Notices” thereon), (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and other applicable Antitrust Laws set forth on Section 3.06(b)(ii) of the Seller Disclosure Schedule (the “Foreign Filing”), (iii) applicable requirements under applicable securities Laws, including the Exchange Act and the rules and regulations promulgated thereunder, including the filing with the SEC of an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act containing the information specified in Schedule 14C under the Exchange Act related to this Agreement and the Seller Stockholder Consent (the “Information Statement”) and (iv) those Consents the failure of which to obtain, individually or in the aggregate, would not have a Material Adverse Effect.
SECTION 3.07.     Financial Statements.
(a)     Attached to Section 3.07(a) of the Seller Disclosure Schedule is a true, correct and complete copy of (i) the audited consolidated statement of operations, consolidated balance sheet, consolidated statement of cash flows and consolidated statement of changes in member’s equity for the Company Group as of and for the fiscal years ended December 31, 2018 and December 31, 2019, including the notes and schedules thereto, accompanied by the reports thereon of the Company Group’s independent auditors for the years then ended and (ii) the unaudited consolidated statement of operations, consolidated balance sheet, consolidated statement of cash flows and consolidated statement of changes in member’s equity for the Company Group as of and for the six months ended June 30, 2020 (the “Most Recent Balance Sheet” and the date of the Most Recent Balance Sheet, the “Most Recent Balance Sheet Date” and such statements, collectively, the “Financial Statements”) and the comparable prior period, including the notes and schedules thereto, accompanied by the reports thereon of the Company Group’s independent auditors.

(b)     The Financial Statements, and any additional financial statements (including the Audited Annual Carve-out Financials and the Unaudited Quarterly Carve-out Financials) and any updated financial statements provided pursuant to Section 5.16(h)(ii) and Section 5.16(h)(iii) when delivered pursuant to Section 5.16 (in each case, including the notes, if any, thereto), (i) have been prepared in accordance with GAAP, consistently applied throughout the periods indicated (provided, however, that such unaudited financial statements do not contain notes and are subject to normal year-end adjustments (none of which will, individually or in the aggregate, materially alter the financial condition of the Company Group presented by such unaudited financial statements)), (ii) have been prepared in all material respects from, and in accordance with, the books and records of the Company Group (except, in each case (A) as noted therein, and (B) subject to the absence of notes) and (iii) fairly present in all material respects the financial condition of the Company Group and the operating results of the Company Group (in each case, in the aggregate, as of the applicable dates or for the applicable periods).  The Company Group maintains a system of internal accounting controls appropriate for companies of a similar size and stage and are sufficient to provide reasonable assurance that, in all material respects: (1) transactions are executed in accordance with management’s general or specific authorizations and (2) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain asset accountability.  The accounts receivables of each of the Company and the Company Subsidiary shown in the balance sheets in the Financial Statements and in any additional financial statements delivered pursuant to Section 5.16 arise from bona fide transactions engaged in or entered into by each of the Company and Company Subsidiary, as applicable, in the ordinary course of business and to the Knowledge of Seller, are not subject to any material claim of offset, recoupment or counterclaim; provided that, the foregoing is not a guarantee that accounts receivable will be collected.
(c)     The Financial Statements are qualified by the fact that the Company Group has not operated as a separate “stand alone” entity within Seller and its Affiliates.  As a result, the Company Group has been allocated certain internal charges and credits for purposes of the preparation of the Financial Statements.  Such allocations of charges and credits have been made in good faith with the intent of accurately presenting to the extent practicable the financial condition and results of operations of the Company Group for the time periods covered by the Financial Statements, but may not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would have been incurred if the Company Group had operated as an independent enterprise during such periods.
SECTION 3.08.     No Undisclosed Liabilities.  Neither the Company nor the Company Subsidiary has any Liabilities, except for those Liabilities:
(a)     reflected, reserved against or disclosed in the Most Recent Balance Sheet;
(b)     that will be included in the calculation of Closing Working Capital, Closing Indebtedness or Closing Tax Amount;

(c)     incurred in the ordinary course of business since the Most Recent Balance Sheet Date (none of which, individually or in the aggregate, are material to the Company Group, taken as a whole or arose in connection with a breach of Contract or Permit, breach of warranty, tort or infringement or violation of Law (without giving effect to the proviso in the definition thereof));
(d)     for future performance under Contracts or Permits (other than Liabilities for any breach of or non-performance under such Contracts or Permits by any Company Group);
(e)     incurred pursuant to or arising under this Agreement or the transactions contemplated hereby; and
(f)     that, individually or in the aggregate, would not, and would not reasonably be expected to, be material to the Company Group, taken as a whole.
SECTION 3.09.     Absence of Changes.  Except as set forth on Section 3.09 of the Seller Disclosure Schedule, since December 31, 2019, (a) except in connection with or in preparation for the transactions contemplated by this Agreement, the Business has been conducted in all material respects in the ordinary course of business, (b) through the date of this Agreement, there has not been a Material Adverse Effect and (c) none of the Company Group has taken any action that, if taken after the date hereof, would require the prior consent of Purchaser pursuant to clauses (ii), (vii), (ix), (x), (xi), (xii), (xiii), (xix) or (xx) of Section 5.01(b).
SECTION 3.10.     Real Property.
(a)     Neither the Company nor the Company Subsidiary owns, nor has owned since the Lookback Date, any real property, nor is the Company or the Company Subsidiary party to an agreement to purchase real property or an interest in real property.
(b)     Section 3.10(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all real property leased, subleased, licensed, occupied or used by the Company Group in the Business (each, a “Leased Real Property”) and which includes the Columbia Property and the San Antonio Property, including the date of and legal name of each of the parties to such Lease and the address of each Leased Real Property and an accurate description of any oral Lease.  The Company Group has (or with respect to the Columbia Property and the San Antonio Property, will have at the Closing) legal, valid existing leasehold estates or, as the case may be, leasehold interests, as tenant in all Leased Real Property.  As of the Closing Date, neither the Company nor the Company Subsidiary will have any existing or continuing obligations or liabilities with respect to that certain real property located at 600 S. Exeter Street, Baltimore, Maryland leased by Seller under that certain Lease Agreement dated March 3, 2006 by and between Harbor East Parcel B - Commercial, LLC and Seller.  There is no lease, sublease, license, use, occupancy or similar agreement granting to any party (other than the Company Group or Seller) any occupancy or use rights for any Leased Real Property, and, as of the Closing Date, no party, other than the relevant Company Group member, will hold leasehold title to or occupancy rights or be in possession of any Leased Real Property.  To the Knowledge of Seller, there is no pending or threatened condemnation or other Proceeding with respect to any Leased Real Property.  Possession and quiet enjoyment of the Leased Real Property by the relevant Company Group member under each Lease (or, with respect to the Columbia Property and the San Antonio Property, Seller as the current tenant thereunder) has not been disturbed in any material respect.  Except as set forth on Section 3.10(b) of the Seller Disclosure Schedule, as of the date hereof there has been no rent deferred under any Lease due to the COVID-19 pandemic or otherwise that is currently unpaid or outstanding, and true, correct and complete copies of any such deferral arrangements and agreements have been provided to Purchaser.  No material capital improvements to the Leased Real Property have been planned or started by Seller or the Company Group that are not complete as of the date hereof.

(c)     All of the Leased Real Property and tangible assets and properties of the Company Group or located on the Leased Real Property are in all material respects in serviceable operating condition and repair (giving due account to the age and length of use of the same, ordinary wear and tear excepted) and are adequate for the conduct of the Business as of the date hereof, in substantially the same manner as it has heretofore been conducted.
SECTION 3.11.     Sufficiency of Assets.  Taking into account all of the assets, services, products, and Intellectual Property, Business Data and Company IT Systems provided or to be provided pursuant to this Agreement and the Ancillary Documents, including the services to be provided pursuant to the Transition Support Services Agreement, and assuming all Consents referred to in Section 3.06(b) have been obtained, the assets and properties (including Intellectual Property, Business Data and Company IT Systems) of the Company Group, including those leased, licensed or used by the Company Group pursuant to the Material Contracts and the Shared Contracts (to the extent that the Company receives rights and benefits thereunder), constitute all of the assets and properties which are necessary, and such assets and properties are sufficient, in each case, for the operation of the Business in all material respects, as conducted as of the date hereof.  The representations and warranties set forth in this Section 3.11 shall not be construed to be a representation or warranty with respect to the infringement of any Intellectual Property owned by any Third Party.
SECTION 3.12.     Intellectual Property.
(a)     Section 3.12(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of: (i) all Owned Registered IP; (ii) all material unregistered Software constituting Owned Intellectual Property; (iii) for all Owned Registered IP registered in the United States, all filing, maintenance, renewal and other deadlines occurring within 30 days following the date hereof; and (iv) for all Owned Registered IP registered in countries other than the United States, all filing, maintenance, renewal and other deadlines occurring within 90 days following the date hereof.
(b)     (i) All Owned Registered IP is subsisting and, to the extent registered, granted, or issued, is to the Knowledge of Seller, enforceable and valid, and (ii) all registration, renewal, maintenance, recordation and other applicable filings and fees for each item of Owned Registered IP have been timely made and paid by the applicable deadline.  The Company or the Company Subsidiary, as applicable, is (or will be, pursuant to the Pre-Closing IP Transfer) the owner of record of the Owned Registered IP, and a complete chain of title therefor has been (or will be, pursuant to the Pre-Closing IP Transfer) filed for recordation or recorded with the applicable Governmental Authority.

(c)     Except as set forth on Section 3.12(c) of the Seller Disclosure Schedule, the Company Group (taking into account the assignment and licenses contemplated by the IP Assignment and License or to be provided pursuant to this Agreement and the Ancillary Documents, including all the services provided pursuant to the Transition Support Services Agreement, and assuming all Consents referred to in Section 3.06(b) have been obtained) (i) owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to, (ii) otherwise has a right to use, pursuant to a Company IP Agreement (or Contract for Off-the-Shelf Software) with a Third Party to which the Company Group is a party or pursuant to which the Company Group will continue to receive rights and benefits following the Closing pursuant to Section 5.28, or (iii) is otherwise permitted by Law to use, all Intellectual Property necessary and sufficient for the operation of the Business in all material respects as conducted as of the date hereof (provided that the foregoing shall not be construed to be a representation or warranty with respect to the infringement of any Intellectual Property owned by any Third Party).  Except as, individually or in the aggregate, would not, and would not reasonable be expected to be material to the Company Group, taken as a whole, the Company Group and Seller (and its Affiliates other than the Company Group) have not taken any action, or failed to take any action that would reasonably be expected to form the basis for, or result in the abandonment, disclaimer, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any Owned Intellectual Property.  The Curricular Materials included in Owned Intellectual Property constitute all Curricular Materials owned by Seller or any of its Affiliates (including the Company Group) that are material to the Business as conducted as of the date hereof.  The Company Group is (or will be at Closing, pursuant to the IP Assignment and License or the Pre-Closing IP Transfer) (i) the exclusive owner of all right, title and interest in and to all Owned Intellectual Property (excluding any Joint Portal IP), in each case, free and clear of all Liens (other than Permitted Liens), and (ii) is (or will be at Closing, pursuant to the IP Assignment and License), the owner of an undivided joint interest, free and clear of all Liens (other than Permitted Liens), of all right title and interest in and to the Joint Portal IP.
(d)     Except as set forth on Section 3.12(d) of the Seller Disclosure Schedule, (i) since the Lookback Date, the Company Group, Seller, and its Affiliates other than the Company Group (as applicable) take and have taken commercially reasonable actions to (A) maintain, protect and enforce the Owned Intellectual Property that is material to the Business as conducted as of the date hereof; and (B) maintain the confidentiality of material trade secrets, technical data, know-how, and other material confidential information included in the Owned Intellectual Property (everything included in the foregoing Section 3.12(d)(i)(B), collectively, the “Business Confidential Information”), (ii) to the Knowledge of Seller, no inadvertent or unauthorized access to or use or disclosure of any Business Confidential Information has occurred, (iii) the Company Group, Seller, or its Affiliates other than the Company Group (as applicable) have caused (A) employees and other Persons with access to material Business Confidential Information to execute a written Contract containing customary confidentiality and restriction on use terms designed to maintain the confidential status and limit the use of Business Confidential Information (the “Employee Confidentiality Agreement”), and (B) current and former employees and other Persons involved in the creation or development of any material Owned Intellectual Property, for which ownership of all right, title and interest in and to the applicable Intellectual Property does not vest automatically in the Company Group (or Seller or its Affiliates, as applicable) by operation of Law, to execute a written Contract containing, or otherwise abide by, terms (1) acknowledging the Company Group’s (or Seller’s or its Affiliates’, as applicable) ownership of all such Intellectual Property invented, created or developed in the course of, or resulting from, such Person’s employment or engagement by the Company Group (or Seller or its Affiliates, as applicable), and (2) assigning to the Company Group (or Seller or its Affiliates, as applicable) any rights, title and interest such Person may have in or to such Intellectual Property (the “Invention Assignment Agreement”), and (iv) no proprietary source code for any material Owned Intellectual Property has been delivered, licensed or disclosed to any escrow agent, or other Person who is not an employee or contractor of the Company Group performing work on behalf of the Company Group in the ordinary course of business under a reasonable confidentiality agreement.

(e)     Except as set forth on Section 3.12(e) of the Seller Disclosure Schedule,  (i) there are no written claims pending, or to the Knowledge of Seller, threatened against the Company Group, Seller, or any of its Affiliates other than the Company Group, contesting the validity, use, right to use, scope, ownership, right to register, transferability, or enforceability of any of the Owned Intellectual Property, (ii) the Owned Intellectual Property does not infringe or misappropriate, and the operation of the Business or use of the Owned Intellectual Property by the Company Group does not infringe, misappropriate or conflict with, any Intellectual Property rights of other Persons, and since the Lookback Date none of the Company, the Company Subsidiary, Seller, or any of its Affiliates other than the Company Group, has received any written notice regarding or alleging any of the foregoing (including any demand or offer to license any Intellectual Property rights from any other Person) and (iii) to the Knowledge of Seller, since the Lookback Date, no Third Party has, and the Company Group, Seller or its Affiliates other than the Company Group has not alleged that any other Person has, infringed, misappropriated or conflicted with any of the Owned Intellectual Property.
(f)     The consummation of the transactions contemplated by this Agreement will not: (A) conflict with, adversely alter, impair, or adversely affect (1) the right, title or interest of the Company Group in and to the Owned Intellectual Property (or any Business Data owned by the Company Group), or (2) the validity, enforceability, right to use (or in the case of Business Data, the right to Process), ownership, priority, duration or scope of any Owned Intellectual Property (or any Business Data owned or controlled by, or in the possession of, the Company Group) (with respect to the foregoing clauses (A)(1) and (2), other than in connection with the transfer by Seller (or its Affiliates, as applicable) to the Company Group of the Assigned IP and certain Owned Registered IP, respectively, pursuant to the IP Assignment and License and the Pre-Closing IP Transfer), (B)  trigger any additional payment obligations to Third Parties with respect to any Owned Intellectual Property (or any Business Data owned by the Company Group) that would not have been due had the transactions contemplated hereunder and under the Ancillary Documents not been consummated, or (C) result in or require the grant to any Person of any access or right to any Owned Intellectual Property or Business Data owned by the Company Group, subject in each case, to the terms and conditions of the IP Assignment and License, except in the case of the foregoing, as would, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(g)     Neither the Company Group nor Seller (or any of its Affiliates) has incorporated or embedded any Specified Open Source Software into any material products or services of the Company Group that are distributed, licensed, conveyed or made available to Third Parties.  The Company Group is in compliance in all material respects with the terms and conditions of all licenses for the Open Source Software used by the Company Group in any way (the term “use” with respect to Open Source Software includes modification or distribution by the Company Group).

(h)     Except for the Open Source Software set forth on Section 3.12(h) of the Seller Disclosure Schedule, the Student Portal Software consists solely of Software that is owned by Seller or one of its Affiliates (including the Company Group); provided, however, that the Student Portal Software may connect or link to Software owned or purportedly owned by a Third Party which is licensed under a Material Contract.
SECTION 3.13.     Cyber Security and IT.
(a)     To the Knowledge of Seller, none of the Company Software contains any virus, malware, Trojan horse, worm or other software routines or hardware components designed or intended to permit unauthorized access to, unauthorized acquisition of, or disable, erase or otherwise harm software, hardware or data except as, individually or in the aggregate, would not, and would not reasonably be expected to, be material to the Company Group and the Company Group has implemented commercially reasonable processes and procedures to mitigate against the likelihood of any of the foregoing.
(b)     Except as, individually or in the aggregate, would not, and would not reasonably be expected to be material to the Company Group, taken as a whole, the Company Group maintains and since the Lookback Date has remained in compliance with, an information security program that includes commercially reasonable administrative, physical, and technical measures to protect the confidentiality, integrity, availability, and security of Personal Data and other proprietary or confidential data of or related to the Business and the Company IT Systems against unauthorized control, use, access, interruption, modification, or corruption related to the Business and to ensure continued, uninterrupted, and error-free operation of the Company IT Systems.  Except as, individually or in the aggregate, would not, and would not reasonably be expected to be material to the Company Group, taken as a whole, the Company Group and its Affiliates have contractually obligated Third Parties that Process Personal Data on their behalf to (i) comply with applicable Laws and Educational Laws, (ii) take reasonable steps to protect and secure Personal Data from unauthorized access, acquisition, modification, or disclosure, and (iii) restrict Processing of Personal Data to purposes authorized or required pursuant to the agreement or contract with such Third Party, and the Company Group and its Affiliates have taken reasonable measures to ensure that all such Third Parties have complied with such contractual obligations.
(c)     Except as set forth on Section 3.13(c), (i) there are no, and since the Lookback Date,  there have not been any Proceedings by any Governmental Authority or Educational Agency against the Company Group or the Business related to Security Incidents or the Processing of Personal Data, and to the Knowledge of Seller, there are no facts or circumstances which could reasonably serve as the basis for any such investigations or claims and (ii) since the Lookback Date, there has been no Security Incident, or failure, crash or other adverse effect affecting the Company IT Systems that has resulted in a material impact, disruption or interruption in the operation of the Business or has resulted or could reasonably be expected to result in material legal or contractual liability.

(d)     Except as, individually or in the aggregate, would not, and would not reasonably be expected to be material to the Company Group, taken as a whole, the Company IT Systems (together with the services provided to the Company Group pursuant to the Transition Support Services Agreement) are reasonably adequate for the Business and operations of the Company Group as currently conducted and are sufficient in all material respects for the current needs of the Business and operations of the Company Group.  Except as, individually or in the aggregate, would not, and would not reasonably be expected to be material to the Company Group, taken as a whole, (i) the Company Group has taken or caused to be taken reasonable precautions designed to keep all Company IT Systems free from any material defect, bug, vulnerability, virus or programming, design or documentation error or corruption or material defect and (ii) there are no material vulnerabilities with respect to the Company IT Systems that (A) are unpatched or otherwise unresolved in whole or in part and (B) would reasonably be expect to (1) adversely impact the operation of Company IT Systems or (2) cause a Security Incident.  At all times since the Lookback Date, the Company Group has implemented and maintains commercially reasonable incident response, disaster recovery, and business continuity plans and procedures to cover the material Company IT Systems and Personal Data owned or controlled by the Company Group.
SECTION 3.14.     Material Contracts.
(a)     Section 3.14(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list (organized by subsection of this Section 3.14(a)) of the Contracts (other than any Benefit Plans or any invoice containing no legally binding obligations of the Company, the Company Subsidiary, Seller or any of its other Subsidiaries, other than customary payment terms or terms that are not materially different from the underlying Contract which is a Material Contract) to which the Company or the Company Subsidiary (or with respect to Shared Contracts, Seller or any of its other Subsidiaries) is a party or by which any of their respective assets or properties, or any assets or properties of the Business is bound that are included within the following categories: any Contract
(i) that involved or involves payment by the Company or the Company Subsidiary of more than $500,000 in the most recent calendar year (other than employment agreements or arrangements and purchase orders issued in the ordinary course of business) and pursuant to which the Company or the Company Subsidiary has continuing obligations, rights or interests and that cannot be terminated by the Company or the Company Subsidiary without penalty without more than 90 days’ notice;
(ii) concerning any partnership, joint venture, collaboration, investment or other similar arrangement of the Company Group with a Third Party;
(iii) that limits or purports to limit or restrict the ability of the Company Group to compete or engage in any line of business or with any Person or in any geographic area after the Closing;

(iv) that obligates the Company Group to conduct business on a “most favored nation” or similar basis with any Third Party;
(v) involving the incurrence by the Company Group of any Indebtedness in excess of $500,000;
(vi) relating to any loan or advance by the Company Group to any Third Party (except for any prepayment to a vendor in the ordinary course of business) in excess of $250,000;
(vii) under which the Company Group is a (A) lessee of any personal property owned by any other Person under which the aggregate annual rental payments exceed $100,000, or (B) lessor of or permits any Person to hold or operate any personal property, owned or controlled by the Company Group under which the aggregate annual rental payments exceed $100,000;
(viii) with any Governmental Authority or Educational Agency, other than any such Contract which (A) does not involve any material monetary value and (B) does not subject the Company Group to any material regulatory obligations;
(ix) containing any right of first refusal, right of first negotiation, or right of first offer in favor of a party other than the Company Group, which (A) relates to any assets, properties, services, rights or obligations which, individually or in the aggregate, are material, or (B) would otherwise, individually or in the aggregate, reasonably be expected to be material to the Company Group;
(x) granting any Person an option, or a preferential or other right, to purchase or license any of the Company Group’s material assets or any assets which, individually or in the aggregate, constitute a material portion of the Company Group’s assets;
(xi) that is a temporary or leased staff agency agreement involving payment by or to Seller or any of its Affiliates of more than $250,000 in the most recent calendar year;
(xii) that is a Shared Contract (A) exclusively related to the Business or (B) primarily related to the Business (other than purchase orders issued in the ordinary course of business pursuant to any other Shared Contract);
(xiii) that provides for the conditional payment of royalties, milestones or other monetary consideration based on the commercialization of products or services by the Company or the Company Subsidiary;
(xiv) involving a vendor listed on Section 3.23 of the Seller Disclosure Schedule that is a master or primary agreement, statement of work or purchase order (other than purchase orders issued in the ordinary course of business pursuant to a Material Contract described in this clause (xiv) or statements of work with terms that are not materially different from the underlying Contract which is a Material Contract described in this clause (xiv));

(xv) between or among the Company, the Company Subsidiary, on the one hand, and any of their Related Parties, on the other hand (other than purchase orders or issued in the ordinary course of business pursuant to a Material Contract described in this clause (xv));
(xvi) providing for the indemnification of any Person by the Company Group, which indemnification obligations if triggered, individually or in the aggregate, would involve a material amount or otherwise reasonably be expected to be material to the Company Group other than those entered into in the ordinary course of business;
(xvii) involving the disposition or acquisition of any business or significant portion of the assets or properties of the Company Group, or any amalgamation, merger, consolidation, scheme of arrangement or similar business combination transaction relating to the assets or properties of the Business, under which, after the Closing, the Company Group will have any material continuing payment or other material obligation;
(xviii) granting a power of attorney or other similar Contract or grant of agency outside of the ordinary course of business;
(xix) involving any resolution or settlement of any Proceeding under which any member of the Company Group has any continuing material obligation;
(xx) requiring the Company Group to make future capital expenditures or other purchases or material, supplies, equipment or other assets or properties, in excess of $500,000 pursuant to any individual Contract or $1,000,000 in the aggregate (other than purchase orders for supplies in the ordinary course of business);
(xxi) pursuant to which (x) any material licenses, sublicenses, releases, covenants not to sue, exercise or assert, ownership interests, options or other material rights or interests of the Company Group, including material rights to receive royalties, have been granted (A) to the Company Group with respect to any material Intellectual Property used in the Business (other than license agreements for Off-the-Shelf Software) or (B) by the Company Group or Seller (or its Affiliates) to any Person with respect to any Owned Intellectual Property (other than non-exclusive licenses granted to customers of the Business and other Third Parties in the ordinary course of business) or (y) any material trade secrets included in the Owned Intellectual Property are disclosed to Persons other than employees of Seller or its Affiliates (the Contracts in clauses (x) and (y), collectively, the “Company IP Agreements”); or
(xxii) with an individual independent contractor (including any individual independent contractor who operates through a single-member entity wholly owned by such individual) (a “Contractor”) expected to result in payments (as reported on Form 1099) to such Contractor in excess of $500,000 for fiscal year 2020.

(b)     Each of the Contracts required to be set forth on Section 3.14(a) of the Seller Disclosure Schedule and the Leases (collectively, the “Material Contracts”) is (other than as of the Closing, Contracts no longer in effect after the date of this Agreement that have expired in accordance with their terms or have been terminated in compliance with this Agreement, from and after such expiration or termination) in full force and effect and is valid, binding and enforceable against the Company, the Company Subsidiary, Seller or its applicable Affiliate, as the case may be, and, to the Knowledge of Seller, each other party thereto, in accordance with its terms except as enforcement may be limited by the Enforceability Exceptions and assuming all Consents referred to in Section 3.06(b) have been obtained, none of the Company, the Company Subsidiary, Seller or any of its applicable Affiliates is in Default in any material respect, and, to the Knowledge of Seller, no other party is in Default in any material respect, under any Material Contract (other than Contracts no longer in effect after the date of this Agreement that have expired in accordance with their terms or have been terminated in compliance with this Agreement).  To the Knowledge of Seller, there exists no event or circumstance, which, with the passage of time, delivery of notice or both, would constitute a Default in any material respect under any Material Contract (other than as of the Closing, Contracts no longer in effect after the date of this Agreement that have expired in accordance with their terms or have been terminated in compliance with this Agreement, from and after such expiration or termination).  No written notice of any claim of material Default under a Material Contract has been received or made by the Company Group during the prior 12-months.  True, correct and complete copies of all written Material Contracts have been made available to Purchaser, except for failures to be so true, correct and complete which are de minimis in nature.  For clarity, an omission of any material term would not constitute a failure which is de minimis in nature.
SECTION 3.15.     Taxes.
(a)     All material non-income Tax Returns required to be filed by or with respect to the Company Group have been timely filed.  All non-income Tax Returns required to be filed with respect to the Company Group are true, correct and complete in all material respects.
(b)     All material income Tax Returns required to be filed by the Company Group have been timely filed.  All such Tax Returns are true, correct and complete in all material respects.
(c)     All Taxes due and payable by or on behalf of the Company Group have been timely paid in full.
(d)     There are no outstanding agreements or waivers extending the statutory period of limitations (other than any extensions automatically granted) applicable to any Tax Returns required to be filed by any member of the Company Group.
(e)     Solely with respect to Taxes of the Company Group, (i) no audit, examination or other administrative or court Proceeding is currently in progress or, to the Knowledge of Seller, threatened and (ii) no claims have been asserted or threatened by a Taxing Authority in writing.  Each deficiency resulting from any completed audit or examination relating to Taxes by any Taxing Authority has been timely paid in full.  There is no currently effective Contract or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes of the Company Group, nor has any request been made for any such extension, and no power of attorney (other than powers of attorney authorizing employees of the Company Group to act on behalf of the Company Group) with respect to any Taxes has been executed or filed by the Company Group with any Taxing Authority that is currently in effect.

(f)     Neither the Company nor the Company Subsidiary is subject to Tax in any jurisdiction other than the United States by virtue of having a permanent establishment or other place of business.  The Company Group has not received from any Governmental Authority in a jurisdiction where the Company Group has not filed any Tax Returns any written claim that any member of the Company Group is or may be subject to Taxes by that jurisdiction.
(g)     The Company Group has withheld and timely paid to the appropriate Governmental Authority (to the extent they have become due) all amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former Employee, officer, manager, creditor, independent contractor, member or other Third Party or Person.  The Company Group has complied in all material respects with all record maintenance requirements in respect of withholding under Law.
(h)     There are no Liens in respect of Taxes with respect to any assets or properties of the Company Group other than Liens for Taxes not yet due and payable that arise by operation of Law.
(i)     Except as expressly set forth on Section 3.15(i) of the Seller Disclosure Schedule, the Company Group is not party to, is not bound by and has no obligation under any Tax Sharing agreement, other than (i) any such agreement solely between the members of the Company Group or (ii) any commercial agreement or lease of real property entered into in the ordinary course of business the primary subject matter of which is not Taxes where any Tax indemnification obligation is germane to the subject matter of such agreement.
(j)     The Company Group does not own any stock or other equity interest in any Person (other than, in the case of the Company, the Company Subsidiary) and is not party to any arrangement that is treated as a partnership for U.S. federal tax purposes.
(k)     Neither the Company nor the Company Subsidiary has engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) with respect to any open years.
(l)     The Company Group has properly (i) collected and remitted material sales, use, valued added, goods and services, and similar Taxes with respect to sales or leases made or services provided to its customers and (ii) for all material sales, leases or provision of services that are exempt from sales, use, valued added and similar Taxes and that were made without charging or remitting sales, use, valued added or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale, lease or provision of services as exempt.

(m)     Except as set forth on Section 3.15(m) of the Seller Disclosure Schedule, each entity that is or has been in the Company Group currently is and at all times since its formation has been an entity that is disregarded as separate from Seller for all U.S. federal, state and local income Tax purposes.
(n)     Neither the Company nor the Company Subsidiary (i) has been a member of a Consolidated Tax Group that filed Tax Returns on a combined, consolidated or unitary basis (other than a group the common parent of which is or was the Company and a Consolidated Tax Group that includes Seller) or (ii) has any Liability for income or other material Taxes of any Person (other than any member of a Consolidated Tax Group the common parent of which is the Company or that includes Seller) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law), as a transferee or successor, or by Contract or otherwise under Law.
(o)     Except as set forth on Section 3.15(o) of the Seller Disclosure Schedule, the Company Group has not deferred the payment of any payroll taxes under Section 2302 of the Coronavirus Aid, Relief and Economic Security Act, P.L. 116-136 (the “CARES Act”).  Neither Seller nor any of its Affiliates (including the Company Group) has received any loan or other funds pursuant to the paycheck protection program described in Section 7(a) of the Small Business Act (SBA) as amended by Section 1102 of the CARES Act or under any program related to the COVID-19 pandemic administered or promulgated by a Governmental Authority (without giving effect to the proviso in the definition thereof).
(p)     The representations and warranties made in this Section 3.15 refer only to the activities of the Company Group in a Pre-Closing Period and no representation or warranty is made with respect to Taxes attributable to any Tax Period (or portion thereof) beginning after, or any Tax position taken after, the Closing Date.
SECTION 3.16.     Litigation.  Except as set forth on Section 3.16 of the Seller Disclosure Schedule, (a) there are no, and since the Lookback Date have been no, Proceedings pending or, to the Knowledge of Seller, threatened (i) against the Company Group or any of their respective properties or assets or any of its managers, officers or any other Person whose Liability the Company Group has retained or assumed, either contractually or by operation of law, (ii) against Seller or any of its managers, officers or Affiliates, in connection with the Company Group or (iii) that would reasonably be expected to result in the issuance of a Judgment restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Documents, except, in each case of clauses (i), (ii) or (iii), individually or in the aggregate, would not, and would not reasonably be expected to (A) be material to the Company Group, taken as a whole or (B) prevent, materially delay or materially interfere with the ability of Seller to consummate the transactions contemplated hereby and (b) neither the Company nor the Company Subsidiary is party to and none of their respective properties or assets are subject to any Judgment that, individually or in the aggregate, would, or would reasonably be expected to, (i) be material to the Company Group, taken as a whole, or (ii) prevent, materially delay or materially interfere with the ability of Seller to consummate the transactions contemplated hereby.

SECTION 3.17.     Employees; Benefit Plans.
(a)     Section 3.17(a) of the Seller Disclosure Schedule contains a true, correct and complete list of each Company Benefit Plan and Seller Benefit Plan and indicates whether a Company Benefit Plan is a Sponsored Company Benefit Plan.  To the extent applicable, true, correct and complete copies of the following have been made available to Purchaser: (i) the plan document, if any, for each Seller Benefit Plan, including any amendments to the plan document; (ii) the most recent annual report (Form 5500 series), if any, filed with the Internal Revenue Service (“IRS”) or the U.S. Department of Labor with respect to each Company Benefit Plan; (iii) the most recent summary plan description, including any summaries of material modifications for each Company Benefit Plan for which a summary plan description is required; (iv) each trust agreement, insurance policy and any other Contract relating to the funding, investment or administration of such Company Benefit Plan; (v) the most recent determination or opinion letter issued by the IRS with respect to any such Seller Benefit Plan intended to be qualified under Section 401(a) of the Code, if any; and (vi) any material non-routine correspondence with the U.S. Department of Labor, IRS or any other Governmental Authority regarding any such Seller Benefit Plan.
(b)     Following the Closing, except (i) as expressly provided in Section 5.11, (ii) for any payment or benefit that is a Transaction Expense or (iii) for any Sponsored Company Benefit Plan, neither the Company Group nor any Affiliate of the Company Group (applying the principles of clause (b)(ii) of the definition of Affiliate herein) would reasonably be expected to have any Liability with respect to any Seller Benefit Plan.
(c)     Except as set forth on Section 3.17(c) of the Seller Disclosure Schedule, since the Lookback Date, each Seller Benefit Plan has been established, maintained and administered in compliance in all material respects in accordance with its terms and applicable Law (including ERISA and the Code).  Each Seller Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination, opinion, or advisory letter from the IRS on which the applicable entity is entitled to rely, and, to the Knowledge of Seller, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification.  There are no pending or, to the Knowledge of Seller, threatened Proceedings (other than routine claims for benefits in the normal course) with respect to any Seller Benefit Plan, or any trust associated with such plan, that would result in a material Liability to the Company Group.  Neither the Company Group nor Seller has engaged in a non-exempt “prohibited transaction” within the meaning of section 406 of ERISA or section 4975 of the Code, and to the Knowledge of Seller, no “prohibited transaction,” within the meaning of section 406 and section 407 of ERISA or section 4975 of the Code, has occurred with respect to any Seller Benefit Plan, in each case, that would result in a material Liability to the Company Group.  To the Knowledge of Seller, no fiduciary (within the meaning of Section 3(21) of ERISA) has breached his or her fiduciary duty with respect to any Seller Benefit Plan that would result in a material Liability to the Company Group.  All contributions, premiums and other payments required under the terms of each Company Benefit Plan or applicable Laws have been timely made in all material respects in accordance with all applicable Laws and Company Benefit Plan terms.
(d)     Except as set forth on Section 3.17(d) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, (either alone or in combination with another event) (i) result in any compensation becoming due, or increase the amount of any compensation due, to any Service Provider, (ii) increase any benefits under any Seller Benefit Plan or (iii) entitle the recipient of any material compensatory payment or compensatory benefit to receive a “gross up” payment for any income or other Taxes that might be owed with respect to such payment or benefit.

(e)      Except as set forth on Section 3.17(e) of the Seller Disclosure Schedule, neither the Company nor the Company Subsidiary has any material Liability or obligation to provide post-employment medical or life insurance to any current or former employees of the Company, the Company Subsidiary or Seller or any Affiliate of Seller, except to the extent required under the Consolidated Omnibus Budget Reconciliation Act of 1985 or any similar state or local Laws.
(f)      No Sponsored Company Benefit Plan is, and neither the Company nor any Person that is under common control with the Company under ERISA 4001(b) or considered a single employer with the Company under Code Sections 414(b), 414(c), 414(m) or 414(o) maintains, contributes to, or has any obligation to contribute to, or has, during the past six years maintained, contributed to, had any obligation to contribute to or otherwise had any material Liability with respect to any, (i) pension plan (within the meaning of Section 3(2) of ERISA) subject to Title IV or Section 303 of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) or (iii) “multiple employer plan” (as defined in Section 413(c) of the Code).
(g)     A list of Service Providers (identified by their employee ID numbers) (such list the “Service Provider Census”), as of the date of this Agreement, has been provided to Purchaser, including, for each such Service Provider, as applicable, his or her (i) employee number, (ii) home country, (iii) home state, (iv) office location, (v) whether such Service Provider is paid hourly or is on salary (including currency of pay), (vi) classification as an exempt- or non-exempt employee under the Fair Labor Standards Act, (vii) hourly rate or annual salary, (viii) 2019 annual incentive bonus award, (ix) bonus target, (x) 2019 actual gross earnings, (xi) 2020 year-to-date earnings as of July 31, 2020, (xii) active status, (xiii) original hire date, (xiv) job title, (xv) service classification and (xvi) whether such employee is full- or part-time.
(h)     Each member of the Company Group and, with respect to Service Providers, Seller and each Affiliate of Seller (other than the Company Group) is, and since the Lookback Date has been, in compliance in all material respects with all applicable Laws governing the employment of labor, including all contractual commitments and all such Laws.
(i)     None of the Company Group or, with respect to Service Providers, Seller or an Affiliate of Seller is party to a settlement agreement with a current or former Service Provider since the Lookback Date that involves allegations of sexual harassment.  To the Knowledge of Seller, since the Lookback Date, no written claims of sexual harassment have been made against any officer or member of the senior leadership team of the Company with respect to the conduct or alleged conduct of any such Service Provider during such Service Provider’s engagement with the Company, the Company Subsidiary, Seller or an Affiliate of Seller.

(j)     (i) No union or other collective bargaining unit or employee organizing entity is certified as representing any of the Service Providers or holds bargaining rights with respect to the Service Providers, (ii) no union or committee or other collective bargaining unit or employee organizing entity is recognized by the Company Group or, with respect to Service Providers, Seller or an Affiliate of Seller as representing any of the Service Providers, (iii) to the Knowledge of Seller, there are no threatened or pending union organizing activities involving any Service Providers and (iv) no Consent is required from any union or committee or other collective bargaining unit or employee organizing entity in connection with the transactions contemplated hereby.
(k)     (i) There is no, pending, or to the Knowledge of Seller, threatened, Proceeding with respect to labor or employment matters which, if adversely decided, may reasonably be expected, individually or in the aggregate, to create a Liability that would be material to the Company Group, taken as a whole and (ii) the Company, the Company Subsidiary and Seller with respect to Service Providers, have not experienced any labor strike, material slowdown, material work stoppage, or other material labor dispute since the Lookback Date, nor are any pending or, to the Knowledge of Seller, threatened in writing such activities against the Company, the Company Subsidiary or, with respect to Service Providers, Seller or an Affiliate of Seller.
(l)     Since the Lookback Date, the Company Group has been in compliance with its obligations under the Workers Adjustment and Retraining Notification Act of 1988 (or any similar applicable local Law insofar as it relates to an employer’s obligations in the context of mass layoffs) (the “WARN Act”).
SECTION 3.18.     Compliance with Laws; Permits.  The Company Group is, and since the Lookback Date have been, in compliance with all Laws and Company Privacy Policies, except for such noncompliance that, individually or in the aggregate, would not, and would not reasonably be expected to, be material to the Company Group, taken as a whole.  Since the Lookback Date, neither the Company nor the Company Subsidiary has received any written notice from a Governmental Authority that alleges the conduct of the Business is not or may not be in compliance with any Law or Judgment applicable to the Company Group or its properties or assets.  The Company Group possess all material licenses, permits, registrations, permanent certificates of occupancy, authorizations, and certificates from any Governmental Authority (collectively, “Permits”) necessary to conduct the Business as currently conducted and all such Permits are valid and are in full force and effect, except for any failure to possess such Permits or any failure of such Permits to be valid and in full force and effect that, individually or in the aggregate, would not, and would not reasonably be expected to, be material to the Company Group, taken as a whole.  A true, correct and complete list of all material Permits held by the Company Group and primarily or exclusively used in the Business as of the date hereof (other than Educational Approvals) is set forth on Section 3.18 of the Seller Disclosure Schedule.  The Company and the Company Subsidiary are in compliance in all material respects with the terms of such Permits and of any material Permits held by Seller or any of its Subsidiaries other than the Company Group and primarily or exclusively used in the Business as of the date hereof (other than Educational Approvals).

SECTION 3.19.     Educational Compliance and Approvals.
(a)      Except as set forth on Section 3.19(a) of the Seller Disclosure Schedule, the Company Subsidiary and the University are, and since the Regulatory Lookback Date has been, in compliance, in all material respects, with all applicable Educational Laws.  The Company and the University currently hold all material Educational Approvals necessary to conduct the Business as presently conducted, and, since the Regulatory Lookback Date, have complied in all material respects with the terms and conditions of all such Educational Approvals.  Except as set forth on Section 3.19(a) of the Seller Disclosure Schedule, since the Regulatory Lookback Date, none of Seller, the Company, the Company Subsidiary or the University has received notice that any of the Company, the Company Subsidiary and the University are or were in violation, in any material respect, of any Educational Law or any of the terms or conditions of any Educational Approval, or alleging any failure to hold or obtain any Educational Approval.  Section 3.19(a) of the Seller Disclosure Schedule includes a true, correct and complete list of all Educational Approvals issued to the Company Subsidiary and the University that are currently in effect.  Seller has made available to Purchaser copies of all Educational Approvals listed on Section 3.19(a) of the Seller Disclosure Schedule.  Except as set forth on Section 3.19(a) of the Seller Disclosure Schedule, each current Educational Approval is in full force and effect.  Except as set forth on Section 3.19(a) of the Seller Disclosure Schedule, no proceeding for the suspension, limitation, condition, revocation, termination or cancellation of any such proceeding is pending or, to the Knowledge of Seller, threatened in writing and no Compliance Review remains pending or unresolved.  Except as listed on Section 3.19(a) of the Seller Disclosure Schedule, since the Regulatory Lookback Date, no application made to an Educational Agency by the Company Subsidiary or the University has been denied.  Since the Regulatory Lookback Date, none of Seller or the Company Group has received any notice from any Educational Agency that the Company Subsidiary or the University has been placed on probation or ordered to show cause as to why any Educational Approval for the Company, the Company Subsidiary or the University or any of its educational programs should not be revoked.  Except as set forth on Section 3.19(a) of the Seller Disclosure Schedule, since the Regulatory Lookback Date, none of the Seller, Company Group or the University has received notice (i) that any current Educational Approval pertaining to the University will not be renewed; or (ii) alleging a material violation of any Educational Law, including as a result of an investigation, review or audit conducted by an Educational Agency.
(b)     Except as set forth on Section 3.19(b) of the Seller Disclosure Schedule, since the Regulatory Lookback Date: the Company Subsidiary and the University has been (i) licensed or exempt from licensure by applicable State Educational Agencies listed on Section 3.19(a) of the Seller Disclosure Schedule; (ii) accredited by the applicable Accrediting Bodies listed on Section 3.19(a) of the Seller Disclosure Schedule; and (iii) certified by the DOE as an eligible institution of higher education and to participate in the Title IV programs pursuant to a PPA.
(c)      Since the Regulatory Lookback Date the Company Subsidiary and the University have met, in all material respects, the definition of a “proprietary institution of higher education” as defined in 34 C.F.R. § 600.5.  Since the Regulatory Lookback Date, the Company, the Company Subsidiary, and the University have been in compliance, in all material respects, with all Educational Laws relating to Student Financial Assistance Programs, as applicable, including the DOE program participation requirements and administrative capability requirements set forth at 34 C.F.R. §§ 668.14, as applicable, as well as student eligibility requirements, as defined by the DOE at 34 C.F.R. § 668.31-40.

(d)     Except as set forth on Section 3.19(d) of the Seller Disclosure Schedule, since the Regulatory Lookback Date, the Company Subsidiary and the University have maintained all required State Educational Agency approvals or exemptions required for the delivery of online programs in all states where it has enrolled a material number of students.  The Company Subsidiary and the University are in compliance, in all material respects, with the requirements of 34 C.F.R. § 600.9.
(e)     Since the Regulatory Lookback Date, each educational program offered by the Company Subsidiary and the University for which Title IV Program funds have been provided, awarded or disbursed has been and is an “eligible program” in compliance, in all material respects, with the requirements of 34 C.F.R. §668.8.
(f)     Since the Regulatory Lookback Date, the Company Subsidiary and the University have disclosed and timely reported, in compliance, in all material respects, with the applicable provisions of 34 C.F.R. Part 600 regarding: (i) the addition of any new educational programs or locations; and (ii) the proper ownership of the Company, the Company Subsidiary and the University, including any shifts in ownership or control, that are required to be reported pursuant to applicable Educational Laws.
(g)     Since the Regulatory Lookback Date, the Company Subsidiary and the University have complied, in all material respects, with Title IV Program requirements, as set forth at 20 U.S.C. § 1094(a)(20) and implemented at 34 C.F.R. §668.14(b)(22), regarding the payment of a commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any Person engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds.
(h)     For the fiscal year ending on December 31, 2019, the Company Subsidiary and the University did not receive more than 90% of its revenues from Title IV Programs, as calculated under 34 C.F.R. §668.14 and 34 C.F.R. §668.28.  Section 3.19(h) of the Seller Disclosure Schedule contains the percentage of revenue received by the Company Subsidiary and the University from Title IV Programs for the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019, as reported in the audited Financial Statements.
(i)     Except as set forth on Section 3.19(i) of the Seller Disclosure Schedule, the Company Subsidiary and the University are not providing any educational instruction on behalf of any other institution or organization of any sort, and no other institution or organization of any sort has provided any educational instruction on behalf of the University.
(j)     Since the Regulatory Lookback Date, the Company Subsidiary and the University have not provided any portion of an educational program by correspondence.
(k)     Since the Regulatory Lookback Date, the Company Subsidiary and the University have complied, in all material respects, with the applicable requirements of 34 C.F.R. § 668 Subpart F.  Since the Regulatory Lookback Date, the Company, the Company Subsidiary and the University (i) have not included in its catalogs, advertising literature, or other marketing materials any references to Educational Approvals which they did not then possess, and (ii) are in compliance, in all material respects, with the consumer disclosure requirements in 34 C.F.R. § 668.43(a)(5)(v) pertaining to professional and occupational licensure, for such period in which such regulation is or has been in effect.

(l)     Since the Regulatory Lookback Date, the Company Subsidiary and the University have been in compliance, in all material respects, with the consumer disclosure requirements in 34 C.F.R. Part 668 Subpart D, including 34 C.F.R. § 668.46 (Clery Act requirements).
(m)     Except as set forth on Section 3.19(m) of the Seller Disclosure Schedule, since the Regulatory Lookback Date, the Company Subsidiary and the University have been in compliance, in all material respects, with applicable Educational Laws regarding privacy and safeguarding of student educational records, including the requirements of the Family Educational Rights and Privacy Act as set forth at 20 U.S.C. § 1232g and 34 C.F.R. Part 99.
(n)     Section 3.19(n)(i) of the Seller Disclosure Schedule sets forth the composite score of financial responsibility for the Company, the Company Subsidiary and the University as calculated in accordance with 34 C.F.R. §668.172 and 34 C.F.R. Part 668, Subpart L, Appendix A, for the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019.  The Company, the Company Subsidiary and the University have complied, in all material respects, with the DOE’s financial responsibility requirements in accordance with 34 C.F.R. § 668.171 for the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019, including any compliance based on the posting of an irrevocable letter of credit in favor of the DOE also set forth on Section 3.19(n)(ii) of the Seller Disclosure Schedule.  Section 3.19(n)(iii) of the Seller Disclosure Schedule sets forth a list of all letters of credit or bonds currently required by any State Educational Agencies. Since the Regulatory Lookback Date, the DOE has not required or requested that the Company Subsidiary or the University process Title IV Program funds under the reimbursement or heightened cash monitoring –level 2 procedures set forth at 34 C.F.R. § 668.162(d) or (e)(2).
(o)     Since the Regulatory Lookback Date, the Company Subsidiary and the University have complied, in all material respects, with all Educational Agency and DOE requirements and regulations pertaining to student refunds, including the requirements set forth at 34 C.F.R. §668.22, relating to (i) fair and equitable refunds policy and (ii) the calculation and timely repayment of federal and nonfederal funds.
(p)     Section 3.19(p) of the Seller Disclosure Schedule sets forth the University’s official cohort default rates, as calculated and published by the DOE pursuant to 34 C.F.R. § Part 668, Subpart N and 34 C.F.R. § 674.5, for the three most recently completed federal fiscal years for which such official rates have been published, together with the University’s most recently issued draft cohort default rate.
(q)     Since the Regulatory Lookback Date, neither Seller nor the Company, the Company Subsidiary nor the University have received any notices or documentation from the DOE or students regarding any pending Borrower Defense Claims.  To the Knowledge of Seller, there are no Borrower Defense Claims involving the Company, the Company Subsidiary or the University.  To the Knowledge of Seller, the DOE has not informed the Company, the Company Subsidiary or the University that any applications, claims or other filings for any Title IV Program student loan forgiveness have been submitted to or are currently pending before the DOE.

(r)     Except as identified on the University’s currently effective Eligibility and Certification Approval Report, the Company, the Company Subsidiary and the University do not contract with a Third Party servicer (as such term is defined in 34 C.F.R. § 668.2).
(s)     Since the Regulatory Lookback Date, the Company Subsidiary and the University have complied, in all material respects, with applicable Educational Agency requirements concerning the calculation and reporting of student outcomes, including retention, completion or graduation, and placement or employment rates, as applicable, and the methodology for calculating such rates.
(t)     Since the Regulatory Lookback Date, the Company Subsidiary and the University have complied, in all material respects, with Laws and Educational Laws related to the extension of credit or that are otherwise applicable to any educational financing program offered to students of the Company, the Company Subsidiary or the University by Seller or the Company, the Company Subsidiary or the University, including the Truth in Lending Act, Equal Credit Opportunity Act, and Fair Credit Reporting Act, as applicable.
(u)     To the Knowledge of Seller, there exist no facts or circumstances attributable to the Company, the Company Subsidiary or the University that would, individually or in the aggregate, materially and adversely affect the ability of the Company, the Company Subsidiary or the University to obtain any Pre-Closing Educational Consent or Post-Closing Educational Consent that must be obtained in order to continue the operation of the Company Subsidiary and the University following the Closing.
(v)     No Person that exercises “substantial control”, as that term is defined at 34 C.F.R. §668.174(c)(3) (“Substantial Control”) over the Company, the Company Subsidiary or the University, or member of such person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together, (i) exercises or exercised Substantial Control over another institution or Third Party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a material unpaid liability to the DOE for a violation of a Title IV Program requirement or (ii) owes a material unpaid liability to the DOE for a Title IV Program violation.
(w)     Since the Regulatory Lookback Date, the Company, the Company Subsidiary and the University have not, to the Knowledge of Seller, employed in a capacity that involves the administration of the Title IV Program or the HEA programs or the receipt of funds under those programs, any individual who, to the Knowledge of Seller, has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of federal, state or local government funds, or has been administratively or judicially determined to have committed fraud or any other material violation of Law or Educational Law involving federal, state or local government funds.

(x)     Since the Regulatory Lookback Date, to the Knowledge of Seller, none of the Company, the Company Subsidiary or the University has contracted with an institution or Third Party servicer that has been terminated under Section 432 of the HEA for a reason involving the acquisition, use or expenditure of federal, state or local government funds, or that has been administratively or judicially determined to have committed fraud or any other material violation of Law or Educational Law involving federal, state or local government funds.
(y)     None of the University, the Company, the Company Subsidiary nor any Affiliate of the University that has the power, by contract or ownership interest, to direct or cause the direction of management of policies of the University, has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.
(z)     Since the Regulatory Lookback Date, to the Knowledge of Seller, none of the Company, Company Subsidiary or the University has contracted with or employed any individual, agency, or organization in a capacity that involves the administration or receipt of funds under the Title IV Programs, that, to the Knowledge of Seller has been, or whose officers or employees have been: (i) convicted of or pled guilty or nolo contendere to, a crime involving the acquisition, use or expenditure of funds of any Governmental Authority or Educational Agency or (ii) administratively or judicially determined to have committed fraud or any other material violation of Law or Educational Law involving funds of any Governmental Authority or Educational Agency.
(aa)    None of the Company, the Company Subsidiary, the University or any chief executive officer of the foregoing, has pled guilty to, has pled nolo contendere to, or has been found guilty of a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or has been administratively or judicially determined to have committed fraud or a material violation involving funds under the Title IV Programs.
(bb)    The Pre-Closing Educational Consents listed on Section 1.01(d) of the Seller Disclosure Schedule and the Post-Closing Educational Consents listed on Section 1.01(c) of the Seller Disclosure Schedule set forth the Educational Consents that are required to be obtained or made by the Company Subsidiary and the University in connection with the transaction contemplated by this Agreement; provided that the Company Subsidiary and the University may contact the Educational Agencies listed on Section 3.19(a) of the Seller Disclosure Schedule to determine whether any additional approvals or other filings are required.

SECTION 3.20.     Environmental Matters.  Except as, individually or in the aggregate, would not be, and would not reasonably be expected to, be material to the Company Group, taken as a whole: (a) the Company Group is, and has been since the Lookback Date, in compliance with all applicable Laws and Permits regulating pollution, protection of the environment or natural resources, or occupational safety and health (“Environmental Laws”), (b) there is no, and since the Lookback Date has been no, Proceeding pending or, to the Knowledge of Seller, threatened against the Company Group for alleged noncompliance with or Liability under any Environmental Law and (c) there has been no release by the Company Group, Seller or any of its other Subsidiaries, or to the Knowledge of Seller any Third Parties, of any hazardous material at, on, under, around, or from any real property owned or leased by the Company Group, in any case so as to give rise to any material Liability of the Company Group under any Environmental Laws.  Seller has made available to Purchaser copies of all material environmental reports, occupational safety reports, and similar documents relating to the Company Group which are dated since the Lookback Date, to the extent such reports are in the possession or control of the Seller or the Company Group, with respect to any real property currently leased by the Company Group.  Except as, individually or in the aggregate, would not be, and would not reasonably be expected to, be material to the Company Group, taken as a whole, neither the Company nor the Company Subsidiary has received any written notice, order or other written communication from any Governmental Authority or any Person claiming that the Company Group is, or may be, liable, in any material respect, under or violated, in any material respect, any Environmental Law, including for any release of any hazardous material.  Except as, individually or in the aggregate, would not be, and would not reasonably be expected to, be material to the Company Group, taken as a whole, the Company has not expressly assumed, undertaken, become subject to by operation of Law, provided an indemnity with respect to, or, to the Knowledge of Seller, otherwise become subject to, any Liabilities of any other Person arising under Environmental Laws, in any case as a result of any written agreement to which it is a party.
SECTION 3.21.     Anti-Bribery; Trade Controls.
(a)     Since the Lookback Date, none of the Company, the Company Subsidiary, any manager (as such term “manager” is defined in the Delaware Limited Liability Company Act), director, officer, or, to the Knowledge of Seller, any Service Provider, any agent, or other Person acting on behalf of the Company Group, has (i) offered, made, paid or received any unlawful bribes, kickbacks or other similar unlawful payments to or from any Person (including any customer or supplier), Governmental Authority (without giving effect to the proviso in the definition thereof), (ii) made or paid any unlawful contribution, directly or indirectly, to a domestic or foreign political party or candidate or (iii) taken any other action in material violation of any Laws applicable to the Company, the Company Subsidiary or the Business concerning or relating to bribery, corruption or fraud, including the U.S. Foreign Corrupt Practices Act of 1977 (“Anti-Corruption Laws”).  The Company Group make and keep books, records and accounts that accurately and fairly reflect transactions and the distribution of the assets of the Company Group, and maintain a system of internal accounting controls sufficient to provide reasonable assurances that actions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the Anti-Corruption Laws.  The Company Group have disclosure controls and procedures and an internal accounting controls system that are designed to provide reasonable assurances that violations of Anti-Corruption Laws will be prevented, detected and deterred.
(b)     Since the Lookback Date, none of the Company, the Company Subsidiary, any manager (as such term “manager” is defined in the Delaware Limited Liability Company Act), director, officer, or, to the Knowledge of Seller, any agent or other Representative of the Company Group while acting on behalf of the Company Group has violated in any material respect applicable sanctions, export and import, customs, anti-boycott or other foreign trade control Laws (collectively, “Customs & International Trade Laws”).  None of the Company, the Company Subsidiary, any manager (as such term “manager” is defined in the Delaware Limited Liability Company Act), director, officer, or, to the Knowledge of Seller, any agent or other Representative of the Company Group while acting on behalf of the Company Group has been since the Lookback Date or is presently (including by virtue of such Person’s ownership or control) the subject or target of sanctions or restrictions under any Customs & International Trade Laws.

(c)     Neither the Company nor the Company Subsidiary has submitted any disclosures, or, as of the date hereof, received any written notice that it is subject to any civil or criminal Proceeding, or, as of the date hereof, has received any written allegation from any Governmental Authority (without giving effect to the proviso in the definition thereof) involving or otherwise relating to any alleged or actual violation of the Customs & International Trade Laws or Anti-Corruption Laws.
SECTION 3.22.     Insurance.  (a) Each insurance policy held by or for the benefit of the Company Group with a non-captive Third Party insurer (excluding any insurance policy with respect to any Benefit Plan) (the “Insurance Policies”) is in full force and effect subject to the Enforceability Exceptions and (b) all premiums due and payable under the Insurance Policies have been paid on a timely basis and Seller, the Company and the Company Subsidiary are in compliance in all material respects with all obligations under the Insurance Policies.  In the last six months, none of Seller or its Affiliates (including the Company Group) has received any written notice of cancellation, termination or material reduction in coverage with respect to any material Insurance Policy other than as set forth on Section 3.22 of the Seller Disclosure Schedule.  Since the Lookback Date, neither Seller nor the Company Group has maintained, established, sponsored or participated in or contributed to any captive insurance company or similar self-insurance plan for the benefit of the Company Group.
SECTION 3.23.     Vendors.  Section 3.23 of the Seller Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of the 10 largest vendors of the Business or Company Group, on a consolidated basis, on the basis of cost of services purchased for the Company Group’s most recent fiscal year.  To the Knowledge of Seller, no such vendor has ceased, terminated or materially reduced or threatened in writing to cease, terminate or materially reduce its provision of services to the Company Group since December 31, 2019.
SECTION 3.24.    Related-Party Transactions.  Except as set forth on Section 3.24 of the Seller Disclosure Schedule, no Related Party is a party to any material Contract to which the Company Group is a party or by which it is bound or to which any of its properties or assets is subject.  No Related Party has a material interest in any material property or right, tangible or intangible, that is used by the Company Group.
SECTION 3.25.     No Brokers.  Other than Goldman Sachs & Co. LLC, whose fees and expenses are payable by Seller or its Affiliates prior to the Closing or will constitute Transaction Expenses, there is no investment banker, broker, finder, financial advisor or other financial intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Affiliates that is entitled to any fee or commission payable by the Company Group in connection with the transactions contemplated by this Agreement.
SECTION 3.26.     Information Statement.  The Information Statement will not, at the time it (or any amendment or supplement thereto) is filed with the SEC or at the time it (as amended or supplemented) is first mailed to the stockholders of Seller, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Information Statement will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing, Seller makes no representation or warranty with respect to any information supplied by Purchaser or any of its Representatives on behalf of Purchaser for inclusion or incorporation by reference in the Information Statement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller as follows, as of the date hereof and as of the Closing Date (provided that, references in representations and warranties to a particular date (including references to “the date hereof”, “the date of this Agreement” or words of similar import) will be given effect whenever such representations and warranties are made), with each such representation and warranty subject to such exceptions, if any, as are set forth in the disclosure schedule of Purchaser delivered to Seller contemporaneously with the execution of this Agreement (the “Purchaser Disclosure Schedule”).  Disclosures in any section or subsection of the Purchaser Disclosure Schedule shall only address the corresponding Section or subsection of this Article IV and such other Sections or subsections of the Purchaser Disclosure Schedule to the extent to which applicability of such disclosures is reasonably apparent on its face.
SECTION 4.01.     Organization.  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware with the power and authority to conduct its business as it is presently being conducted.
SECTION 4.02.     Authority; Execution and Delivery; Enforceability.  Purchaser has the requisite corporate power and authority to execute and deliver, and to perform its obligations under, and to consummate the transactions contemplated to be consummated by it pursuant to, this Agreement and the Ancillary Documents to which it will be a party.  Purchaser has taken all organizational action required by its Organizational Documents to authorize the execution and delivery of, and the performance of its obligations under, and the consummation of the transactions contemplated to be consummated by it pursuant to, this Agreement and the Ancillary Documents to which it will be a party.  This Agreement has been, and the Ancillary Documents to which Purchaser will be a party to upon Purchaser’s execution and delivery thereof will be, duly executed and delivered by Purchaser, and (assuming the due authorization, execution and delivery of this Agreement by Seller and each Ancillary Document by the other parties thereto) shall constitute or shall upon such execution and delivery constitute its legal, valid and binding obligations, enforceable against it in accordance with their respective terms subject, as to enforcement, to the Enforceability Exceptions.

SECTION 4.03.     Non-Contravention and Approvals.
(a)     The execution, delivery and performance by Purchaser of, and Purchaser’s compliance with, this Agreement and the Ancillary Documents to which it will be a party do not and will not, and the consummation by Purchaser of the transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Documents will not, (i) violate or conflict with Purchaser’s Organizational Documents, (ii) subject to obtaining the Consents set forth on Section 4.03(b) of the Purchaser Disclosure Schedule, constitute a Default under any Contract to which Purchaser is a party or by which any of its properties or assets is bound, (iii) violate any (A) Judgment or (B) Law, in either case (clause (A) or (B)), to which Purchaser or its properties or assets are subject or (iv) result in the creation of any Lien upon any of the properties or assets of Purchaser, except, in the case of the foregoing clauses (ii), (iii) and (iv), for any Default, violation or creation of any Lien that, individually or in the aggregate, would not reasonably be expected to (A) prevent or materially impede or delay the consummation by Purchaser of the transactions contemplated by this Agreement or (B) have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement.
(b)     No Consent with any Governmental Authority is required to be obtained or made under Law by Purchaser for the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated by this Agreement and the Ancillary Documents, other than (i) those set forth on Section 4.03(b) of the Purchaser Disclosure Schedule and (ii) compliance with and filings under the HSR Act and the Foreign Filings.
SECTION 4.04.     Litigation.  There are no (a) Proceedings pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser or any of its Affiliates or (b) outstanding Judgments against Purchaser or any of its Affiliates that, in each case of clause (a) or (b), would reasonably be expected to prevent or materially delay or materially interfere with the consummation of the transactions contemplated by this Agreement or have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement.
SECTION 4.05.    Availability of Funds.
(a)     Purchaser has delivered to the Company true, correct and complete copies of (i) the executed commitment letter (the “Debt Commitment Letter”), dated as of the date hereof, by and among Purchaser and the Debt Financing Sources party thereto, pursuant to which such Debt Financing Sources have committed, subject to the terms and conditions thereof, to lend to Purchaser the amounts set forth therein (the “Debt Financing”) and (ii) any fee letter in connection with the Debt Commitment Letter or the Debt Financing (any such fee letter, a “Fee Letter”), with the fee amounts, pricing caps, securities demand and the terms of the “flex” provisions contained therein redacted (provided that Purchaser represents and warrants that such provisions do not permit the imposition of any new conditions (or the material modification or expansion of any existing conditions) with respect to the Debt Financing or any material reduction in the amount of the Debt Financing).  The amounts expected to be provided pursuant to the Debt Commitment Letter (assuming the satisfaction of the conditions set forth in Article VI and assuming completion of the Marketing Period) and cash on hand, will be sufficient for Purchaser when required, to (A) pay the amounts described in Section 2.02 in cash, including the Estimated Purchase Price and (B) pay any and all fees and expenses required to be paid by Purchaser at the Closing in connection with the transactions contemplated by this Agreement and the Debt Financing (collectively, the “Financing Uses”).

(b)     As of the date hereof, except for customary engagement letters and fee credit letters, there are no side letters or other Contracts or arrangements to which Purchaser or any of its Affiliates is a party related to the Debt Financing other than as expressly set forth in the Debt Commitment Letter and any Fee Letter.  As of the date hereof, neither the Debt Commitment Letter nor any Fee Letter has been amended or modified and the commitments set forth in the Debt Commitment Letter have not been withdrawn or rescinded in any respect.
(c)     As of the date hereof, the Debt Commitment Letter is in full force and effect and is the valid, binding and enforceable obligation of Purchaser and its applicable Affiliates, subject to the Enforceability Exceptions.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as set forth in, or contemplated by, the Debt Commitment Letter and any Fee Letter.  As of the date hereof, assuming the satisfaction of the conditions set forth in Article VI and assuming completion of the Marketing Period, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a Default on the part of Purchaser under the Debt Commitment Letter or any Fee Letter.  Purchaser has fully paid, or caused to be fully paid, any and all commitment fees or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Debt Commitment Letter and any Fee Letter.  Purchaser affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Purchaser obtain the Debt Financing or any other financing for or related to any of the transactions contemplated hereby.
SECTION 4.06.     Solvency.  Purchaser is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Purchaser or the Company Group.  Immediately after giving effect to the consummation of the transactions contemplated hereby, including the Debt Financing, the payment of the Purchase Price and the payment of the fees and expenses of Purchaser and its Affiliates, and assuming, solely for purposes of this sentence, (a) that the representations and warranties made by Seller in Article III as modified by the Seller Disclosure Schedule are true and correct, (b) compliance by Seller with its covenants and agreements under this Agreement, (c) payment of all amounts required to be paid by or on behalf of the Company Group in connection with the consummation of the transactions contemplated hereby and (d) payment of all brokers’ and finders fees described in Section 4.09, Purchaser and its Subsidiaries will be Solvent.  For purposes hereof, “Solvent” means, with regard to any Person, that (i) the sum of the assets of such Person and its Subsidiaries, taken as a whole, at present fair salable value, exceeds the total liabilities of such Person and its Subsidiaries, taken as a whole (including contingent, subordinated and unmatured, liabilities), (ii) such Person has sufficient capital and liquidity with which to conduct its business as currently conducted and (iii) such Person will be able to pay its recorded liabilities in the ordinary course of business as they mature or become due.
SECTION 4.07.     Educational Regulatory Representations.
(a)     To the Knowledge of Purchaser, there exist no facts or circumstances attributable to Purchaser or any of its Affiliates that would, individually or in the aggregate, reasonably expected to materially and adversely affect the ability of the University to obtain the DOE Preacquisition Response, any Pre-Closing Educational Consent, or Post-Closing Educational Consent that must be obtained in order to continue the operation of the University following the Closing.

(b)     No Person that, following the consummation of the transactions contemplated by this Agreement, will exercise Substantial Control over the University, or any member of such person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together (i) exercises or exercised Substantial Control over another institution or Third Party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a material unpaid liability to the DOE for a violation of a Title IV Program requirement or (ii) owes a material unpaid liability to the DOE for a Title IV Program violation.
(c)     Since the Regulatory Lookback Date, Purchaser has not, to the Knowledge of Purchaser, employed in a capacity that involves the administration of the Title IV Program or the HEA programs or the receipt of funds under those programs, any individual who, to the Knowledge of Purchaser, has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of federal, state or local government funds, or has been administratively or judicially determined to have committed fraud or any other material violation of Law or Educational Law involving federal, state or local government funds.
(d)     Since the Regulatory Lookback Date, Purchaser has not, to the Knowledge of Purchaser, contracted with an institution or Third Party servicer that has been terminated under Section 432 of the HEA for a reason involving the acquisition, use or expenditure of federal, state or local government funds, or that has been administratively or judicially determined to have committed fraud or any other material violation of Law or Educational Law involving federal, state or local government funds.
(e)     Neither Purchaser, nor any affiliate of Purchaser that, after the consummation of the transactions contemplated by this Agreement will have the power, by contract or ownership interest, to direct or cause the direction of management of policies of the University, has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.
(f)     Since the Regulatory Lookback Date, Purchaser has not, to the Knowledge of Purchaser, contracted with or employed any individual, agency, or organization in a capacity that involves the administration or receipt of funds under the Title IV Programs, that to the Knowledge of Purchaser, has been, or whose officers or employees have been: (i) convicted of or pled guilty or nolo contendere to, a crime involving the acquisition, use or expenditure of funds of any Governmental Authority or Educational Agency or (ii) administratively or judicially determined to have committed fraud or any other material violation of Law or Educational Law involving funds of any Governmental Authority or Educational Agency.
(g)     Neither Purchaser nor its chief executive officer has pled guilty to, has pled nolo contendere to, or has been found guilty of a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or has been judicially determined to have committed fraud involving funds under the Title IV Programs.

SECTION 4.08.     Investigation; Acquisition of Interests for Investment.  Purchaser has knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement.  Purchaser confirms that Seller has made available to Purchaser and its Affiliates and Representatives the opportunity to ask questions of the officers and management of Seller and the Company Group, as well as access to the documents, information and records of or with respect to the Interests, the Business, Seller and the Company Group and to acquire additional information about the business and financial condition of the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Interests, the Business and the Company Group.  Purchaser is acquiring the Interests for investment purposes and not with a view toward or for offer or sale in connection with any distribution thereof, or with any present intention of offering, distributing or selling any of the Interests in violation of the Securities Act or any other applicable securities Laws.  Purchaser acknowledges that the Interests have not been registered under the Securities Act, or any state securities Laws, and agrees that the Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available, or in a transaction not subject to registration, under the Securities Act and without compliance with foreign securities Laws, in each case, to the extent applicable.  Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act, and any Interests that Purchaser receives hereunder will be received only on its own behalf and its Affiliate assignees and not for the account or benefit of any other person or entity.  Purchaser is able to bear the economic risk of holding the Interests for an indefinite period.  Nothing in this Section 4.08 shall, or is intended to, limit any of the representations and warranties of Seller or any of its Affiliates set forth in this Agreement or in any Ancillary Document or any certificate delivered hereunder or any other Ancillary Document or shall bar, prevent or serve as a defense to, claims for Fraud (or any element thereof).
SECTION 4.09.     No Brokers.  Other than Morgan Stanley & Co. LLC and BMO Capital Markets Corp., whose fees and expenses are payable by Purchaser or its Affiliates, there is no investment banker, broker, finder, financial advisor or other financial intermediary that has been retained by or is authorized to act on behalf of Purchaser or any of its Affiliates that is entitled to any fee or commission from Seller or its Affiliates in connection with the transactions contemplated by this Agreement.
SECTION 4.10.     Information Statement.  None of the information supplied or to be supplied by Purchaser for inclusion or incorporation by reference in the Information Statement will, at the time the Information Statement (or any amendment or supplement thereto) is filed with the SEC or at the time the Information Statement (as amended or supplemented) is first mailed to the stockholders of Seller, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Purchaser does not make any representation or warranty with respect to any other information which is contained in or incorporated by reference in the Information Statement.

ARTICLE V
COVENANTS
SECTION 5.01.     Conduct of the Business.
(a)    Subject to Section 5.01(b), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to Section 7.01 and the Closing (the “Pre-Closing Period”), except (i) as set forth on Section 5.01 of the Seller Disclosure Schedule, (ii) as expressly permitted or expressly required by this Agreement or any Ancillary Document, (iii) as required by applicable Law or Educational Law or (iv) as consented to in advance by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall and shall cause each member of the Company Group to (A) conduct the Business in the ordinary course of business in all material respects, (B) use commercially reasonable efforts to maintain material Educational Approvals it currently holds (for clarity, with respect to Seller, such Educational Approvals related to the Business), (C) use commercially reasonable efforts to maintain in full force and effect all Insurance Policies or equivalent insurance or replacements thereof without gaps in, or loss of, coverage in any material respect, (D) use commercially reasonable efforts to preserve intact its present business organization and the material business relationships of the Business (including with its customers, students, instructors, suppliers, distributors, licensors, licensees, officers, employees and key contractors and applicable Governmental Authorities and Educational Agencies), (E) provide prompt notice to Purchaser if any Service Provider set forth on Section 5.01(a)(E) of the Seller Disclosure Schedule provides written notice to the Company Group or Seller that such Service Provider will terminate such Service Provider’s employment with the Company Group or Seller (as applicable) and (F) use commercially reasonable efforts (which shall not require any new payments or other concessions) to encourage members of the Board of Directors of the University as of the date hereof to remain on the Board of Directors of the University and provide prompt notice to Purchaser if any member of the Board of Directors of the University provides written notice to the University or Seller that such member will terminate such member’s services as a member of the Board of Directors of the University.
(b)     Notwithstanding anything to the contrary set forth herein, including in Section 5.01(a), during the Pre-Closing Period, except (i) as set forth on Section 5.01 of the Seller Disclosure Schedule, (ii) as expressly permitted or expressly required by this Agreement or any Ancillary Document, (iii) as required by applicable Law or Educational Law or (iv) as consented to in advance by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not, with respect to the Company Group, the Business, the Service Providers and any assets or properties used or held for use by the Company Group, and shall cause each member of the Company Group not to:
(i) adopt any amendments to the Company Group’s Organizational Documents;
(ii) adopt a plan of complete or partial liquidation or dissolution (or resolutions providing for or authorizing the same) of Seller or the Company Group or otherwise reorganize or restructure or permit the reorganization or restructuring of Seller or the Company Group or declare bankruptcy, file for receivership or consent or fail to object to the appointment of a trustee or receiver;

(iii) establish a record date for, declare, set aside, make or pay any dividends on or make any other distributions (whether in securities, property or any combination thereof) in respect of the Equity Interests of the Company Group, except for cash dividends or cash distributions by a member of the Company Group solely to another member of the Company Group or to Seller or its Affiliates to the extent in compliance with Section 5.24;
(iv) (A) adjust, split, combine or reclassify or otherwise amend the terms of the Equity Interests of the Company Group or authorize the issuance of any Equity Interests of the Company Group in respect of, in lieu of or in substitution for any other Equity Interests of the Company Group or (B) purchase, redeem or otherwise acquire, directly or indirectly, any Equity Interests of the Company Group;
(v) issue, deliver, grant, sell, authorize, pledge or otherwise encumber any Equity Interests of the Company Group, or subscriptions, rights, warrants or options to acquire any Equity Interests of the Company Group, or enter into other agreements or commitments of any character obligating it to issue any Equity Interests of the Company Group;
(vi) (A) form any Subsidiary of the Company or the Company Subsidiary, (B) acquire or agree to acquire, directly or indirectly, by merging or consolidating with, or by purchasing any equity or voting interest in or any assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets (other than the acquisition of assets in the ordinary course of business) or (C) transfer, sell, lease, exclusively out license or otherwise dispose of or encumber material assets, including by merger consolidation, asset sale or other business combination; provided that this clause (C) shall not prevent the sale of inventory by the Company Group in the ordinary course of business or sales of assets valued with a value of less than $250,000 individually and $1,000,000 in the aggregate;
(vii) enter into any new line of business or abandon any line of business;
(viii) other than transactions solely among members of the Company Group, mortgage or pledge any of its material properties or assets (tangible or intangible), or create, assume or suffer to exist any material Liens thereupon other than Permitted Liens;
(ix) sell, assign, transfer, convey, lease, abandon, allow to lapse or expire or otherwise dispose of any material rights, assets or properties of the Company outside the ordinary course of business;

(x) (A) transfer, covenant not to assert, grant or agree to grant in the future any rights to any Person (other than the Company Group) with respect to any Owned Intellectual Property, other than non-exclusive licenses or similar non-exclusive covenants or grants in the ordinary course of business, fail to diligently prosecute any Owned Registered IP or permit any Owned Registered IP to be abandoned or expire (other than statutory expirations), (B) disclose any of the Company’s or Company Subsidiary’s trade secrets, other than pursuant to reasonable non-disclosure agreements or other reasonable confidentiality arrangements entered into in the ordinary course of business, or (C) destroy, alter, dispose of or amend any physical embodiments of any material Intellectual Property to be licensed by Seller or its Affiliates (other than the Company Group) to Purchaser or the Company Group pursuant to the IP Assignment and License;
(xi) except for (A) transactions solely among members of the Company Group or (B) transactions in the ordinary course with Seller or any of its Affiliates which will be repaid and terminated in full at or before the Closing, make any loans, advances or capital contributions to, or investments in, any other Person or forgive, cancel or compromise any material indebtedness of any Person, other than routine business expense advances to Employees in the ordinary course of business;
(xii) materially change any method of accounting or accounting practice or policy used by the Company Group or revalue any of its material assets (whether tangible or intangible), including writing up, down or off the value of any material asset, other than as required by GAAP, a Governmental Authority or Law, or as may be consistent with the Accounting Principles;
(xiii) other than with respect to Taxes or Tax Returns of Seller (including consolidated federal or state Tax Returns of Seller) (A) make, revoke or change any Tax election in respect of the Company Group (unless consistent with past practices of the Company Group), (B) change an annual accounting period, or adopt or change any accounting method in respect of the Company Group, (C) file or amend any Tax Return to the extent relating to the Company Group (other than Tax Returns filed pursuant to Section 9.02(a) and, for the avoidance of doubt, Tax Returns of Seller), (D) settle any Tax claim or assessment to the extent relating to the Company Group, (E) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment solely relating to the Company Group or (F) cause the Company Group to assume, become liable for or agree to pay the Taxes of any other Person;
(xiv) enter into any collective bargaining agreement, whether written or oral;
(xv) (A) increase the headcount of Service Providers by more than five percent (excluding any increase resulting from any Service Provider or Potential Transferee becoming an Employee) or hire or engage the services of any individual as a Service Provider who would have a title of Vice President or higher (other than, in each case, hiring or engaging the services of any individual as a Service Provider to replace any individual whose services terminate), (B) terminate the service of any Service Provider other than for performance or “cause” who has a title of Vice President a or higher or grant any severance or termination pay to any Service Provider except such severance or termination pay that does not exceed the greater of (x) $200,000 and (y) one and one-half times the severance or termination pay that would be provided pursuant to written agreements outstanding or policies existing on the date hereof and made available to Purchaser prior to the date hereof, (C) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger the notification requirements of the WARN Act;

(xvi) grant any increase in annual base salaries or base wage rates (as applicable) or target cash incentive compensation opportunities, or grant any increase in benefits under Seller Benefit Plans to Service Providers, except (A) as may be required by Law, (B) as may be required under agreements existing on the date hereof and made available to Purchaser prior to the date hereof, (C) for increases to (x) annual base salaries and base wage rates (as applicable) and (y) target cash incentive compensation opportunities, that in each case, do not, with respect to all Service Providers in the aggregate, exceed three and a half percent (3.5%) of (1) the aggregate annual base salaries and base wage rates provided to all Service Providers for the immediately preceding fiscal year and (2) the target cash incentive compensation opportunities applicable to all Service Providers for the immediately preceding fiscal year, or (D) for any increases in benefits under broad-based Seller Benefit Plans that are generally applicable to employees of Seller or its Affiliates who are not Service Providers;
(xvii) establish, adopt, enter into, amend or terminate any Sponsored Company Benefit Plan with respect to any Service Provider, except (A) for the renewal of existing plans in the ordinary course of business, (B) pursuant to applicable Law or the terms of such Sponsored Company Benefit Plan or (C) for the entry into, establishment or adoption of a consulting or employment agreement (or similar agreement or arrangement) to replace a terminating or expiring consulting or employment agreement or arrangement on the same or more favorable terms to the Company Group;
(xviii)  (A) enter into or renew any Contract that, if entered into on or prior to the date hereof, would constitute a Material Contract (I) of the types described in any of clause (ii), (iii), (iv), (vi), (vii), (viii), (ix), (x), (xi) that is a master agreement, (xiii), (xv), (xvi) or (xviii) of Section 3.14(a) or (II) of the types described in any other clauses of Section 3.14(a), outside the ordinary course of business, in each case, other than a renewal with less than 10% in price increase in the ordinary course of business and no other material modifications to terms that are adverse to the Company Group, or (B) modify or amend in any materially adverse manner or terminate, release, assign or waive any material obligation or right under any Material Contract or any Contract entered into in accordance with clause (A) of this Section 5.01(b)(xviii) or (C) exercise any material right under any Material Contract, other than in the case of clause (C), in the ordinary course of business and in the case of clauses (A) and (B) the entry or modification in the ordinary course of Business to any Material Contract that is terminable on less than 30 days’ written notice with no penalty or post-termination obligation of the Company Group or any of its Affiliates;
(xix) incur any Indebtedness (described in clause (a), (b), (c), (l) or (m)) of the Company Group or sell or issue any debt securities, warrants, calls or other rights to acquire by debt securities of the Company Group other than (A) among members of the Company Group or, to the extent fully repaid on or before the Closing Date, with Seller or any of its Affiliates, (B) borrowings under any instruments of Indebtedness existing as of the date hereof that will be fully repaid at or before the Closing, (C) Indebtedness that will be fully repaid at or before the Closing or (D) in the ordinary course of business in an amount not to exceed $2,500,000 in the aggregate and for which incurrence after the date hereof Seller shall provide reasonably prompt notice to Purchaser;

(xx) (A) make or commit to make any capital expenditures other than those which do not exceed $250,000 individually or $1,000,000 in the aggregate, other than in accordance with the Company Group’s capital expenditure long range plan included in Section 5.01(b)(xx) of the Seller Disclosure Schedule or (B) fail to make capital expenditures in an aggregate amount of at least $24,000,000 per year for the calendar year 2020 or at least $26,000,000 per year for subsequent years;
(xxi) waive, release, assign, settle or compromise any claim, dispute or Proceeding other than settlements (A) solely for money in an amount payable by the Company Group not greater than $1,000,000 in the aggregate, (B) for which the Company Group’s sole obligation is to provide course credits or discounts to students or potential students in the ordinary course of business, which discounts and credits are de minimis in value and, individually and in the aggregate, are not material in value to the Company Group taken as a whole or (C) for a combination of remedies described in clauses (A) and (B);
(xxii) relinquish, terminate or fail to renew any material Educational Approval;
(xxiii) between the Balance Sheet Time and the Closing, (A) make or pay any dividends or distributions, (B) incur or pay off any Indebtedness, (C) incur or pay any Transaction Expenses or (D) take any action, or fail to take any action outside the ordinary course of business, in each case, which action or failure to act would actually decrease the Purchase Price relative to the Estimated Purchase Price;
(xxiv) make any change in the manner in which the Company Group markets its goods and services which would reasonably be expected to violate applicable Law or Educational Law or any Educational Approval in any material respect or otherwise materially change the manner in which the Company Group extends discounts or credits (including scholarships), or otherwise materially reduce the list price of goods or services of the Company Group; or
(xxv) agree in writing or otherwise to take any of the actions described in clauses (i) through (xxiv) above.
SECTION 5.02.     Access to Information.
(a)     During the Pre-Closing Period, Seller shall and shall cause its Affiliates to, afford to Purchaser and its Representatives (including to the extent such Representatives are acting on behalf of or at the request of the Debt Financing Sources) reasonable access, at Purchaser’s expense and under the supervision of Seller’s personnel, upon reasonable prior notice during normal business hours and in such a manner as to not unreasonably disrupt the normal operations of the Business or the business and operations of Seller and its Affiliates, to its properties, books, records, personnel and Representatives to obtain all information concerning the Business, as Purchaser may reasonably request.  All information provided pursuant to this Section 5.02 shall remain subject in all respects to the Confidentiality Agreement and all applicable terms of this Agreement, including the provisions of Section 10.02, as applicable.

(b)     Subject to Section 10.02, from and after the Closing Date until the fifth anniversary thereof, in connection with (i) the preparation of Tax Returns, financial statements or audits, (ii) compliance with reporting obligations under any applicable Laws or Educational Laws or (iii) the resolution of any Third Party claims made against or incurred by Seller or its Affiliates in respect of periods prior to the Closing, upon reasonable prior notice, Purchaser shall, and shall cause each of the Company Group and their respective Affiliates and Representatives to (A) afford the Representatives of Seller reasonable access, during normal business hours, to all the properties, books, Contracts, Tax Returns, financial records and other information of Purchaser and its Affiliates in respect of the Company Group and the Business relating to periods prior to the Closing Date, (B) furnish to the Representatives of Seller such additional financial and other information regarding the Company Group and the Business relating to periods prior to the Closing Date as Seller or its Representatives may from time to time reasonably request and (C) make available to the Representatives of the Seller and its Subsidiaries and direct and indirect equityholders those employees of the Purchaser and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist the Seller in connection with its inquiries for any of the purposes referred to above.  If reasonably requested by Purchaser based on the advice of counsel that such an agreement is necessary or desirable, Seller or one of its Subsidiaries shall enter into a customary joint defense agreement or common interest agreement with Purchaser and its Affiliates with respect to any information to be provided to Seller pursuant to this Section 5.02(b).  Prior to incurring any material out-of-pocket expenses associated with requests made by Seller under this Section 5.02(b), Purchaser and Seller shall discuss and agree in writing on the estimated amount of such expenses; provided that Purchaser shall have no obligation to incur any expense which is not agreed upon by Seller and shall not be in breach of this Section 5.02(b) as a result thereof.  Seller shall promptly reimburse Purchaser (or Purchaser’s Affiliates) for reasonable out-of-pocket expenses associated with requests made by Seller under this Section 5.02(b).  Any information provided to Seller and its Representatives pursuant to this Section 5.02(b) shall be considered Confidential Information and subject to Section 5.03.
(c)     Purchaser agrees that it shall use commercially reasonable efforts to preserve and keep, or cause to be preserved and kept, all books and records in respect of the Business and the Company Group in the possession of Purchaser or its Affiliates for a period of six years from the Closing Date or such longer time as may be required by Law or Educational Law.
SECTION 5.03.     Confidentiality.
(a)     Purchaser acknowledges that the information provided to it and its Affiliates in connection with the consummation of the transactions contemplated by this Agreement, including pursuant to Section 5.02(a), is subject to the terms of the Confidentiality Agreement; provided, however, that (i) effective upon, and only upon, the Closing, Purchaser’s and its Affiliates’ obligations under the Confidentiality Agreement shall terminate with respect to information subject thereto to the extent relating to the Company Group or the Business and (ii) nothing in the Confidentiality Agreement shall prevent Purchaser from enforcing its rights or defending itself against claims based upon or arising out of this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby.

(b)     From the Closing until the fifth anniversary of the Closing Date (the “Confidentiality Period”), Seller shall, and shall cause its Affiliates and Representatives to, (i) treat and hold as confidential, and not disclose or provide access to any Person other than (A) Seller’s Affiliates and Representatives on a need-to-know basis for the purpose of performing their respective obligations or exercising their respective rights under this Agreement or any Ancillary Document, (B) as required or reasonably necessary in connection with the preparation, audit, exam or defense in any administrative or judicial proceeding of any Tax Returns, (C) as required for financial reporting purposes or (D) as required pursuant to applicable Law (including the rules of any securities exchange) or Educational Law or in any Proceeding, in which case Seller shall, to the extent legally permitted, consult with Purchaser prior to making any disclosure and give Purchaser a reasonably opportunity to comment thereon (the purposes in clauses (A) through (D), the “Purpose”) or (E) solely with respect to information that relates generally to Seller and its Subsidiaries and their respective businesses, and not specifically to the Company Group or the Business, to third parties in connection with such third parties’ due diligence concerning a potential sale of Seller or one of its Subsidiaries or all or substantially all of their respective assets (other than a sale of the Business or the Company Group (except in connection with a sale of Seller or the majority of Seller’s assets)), subject to a customary confidentiality agreement, which Seller shall use its reasonable best efforts to enforce with respect to information related to the Company Group or the Business, including at Purchaser’s request, the terms of this Agreement and all information with respect to the Business, the Company, the Company Subsidiary, the University or Purchaser or its Affiliates, or any of their businesses, Permits or other regulatory matters or activities, any payments made hereunder, any indemnification claims hereunder and all other confidential or proprietary information with respect to the Company Group, the University or Purchaser or its Affiliates (“Confidential Information”) and (ii) not use any Confidential Information for any purpose other than the Purpose.  In the event that, during the Confidentiality Period, Seller or Seller’s Affiliates or Representatives becomes legally compelled to disclose any such Confidential Information, (A) Seller shall, to the extent permissible and reasonably practicable, provide Purchaser with prompt written notice of such requirement so that Purchaser may seek a protective order or other remedy or waive compliance with this Section 5.03(b) (and, if Purchaser seeks such a protective order or other remedy, Seller shall, and shall cause its Affiliates and Representatives to reasonably cooperate with Purchaser’s efforts related thereto) and (B) in the event that such protective order or other remedy is not obtained, or Purchaser waives compliance with this Section 5.03(b), the Person so compelled to disclose Confidential Information shall furnish only that portion of such Confidential Information that is legally required to be provided and exercise its commercially reasonable efforts, at Purchaser’s expense, to obtain assurances that confidential treatment will be accorded such information.  Notwithstanding the foregoing, Confidential Information shall not include any information that is (1) available publicly through no violation by Seller or its Affiliates or Representatives of this Section 5.03(b) or (2) was not previously known by Seller, any of its Affiliates or any of their respective Representatives and was after the Closing disclosed to Seller, its Affiliates or any of their respective Representatives on a non-confidential basis from a source other than Purchaser, any of its Affiliates or any of their respective Representatives who was not known by Seller, its Affiliates or any of such Representatives to be in violation of any duty of confidentiality.  Seller shall be responsible for any non-compliance with, or breach of, this Section 5.03 by any of its Affiliates or Representatives.

SECTION 5.04.     Regulatory Filings; Efforts.
(a)     At reasonable and practicable times following the date hereof, Purchaser and Seller shall, and Seller shall cause its Affiliates (including the Company Group) to, make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Authority in connection with the transactions contemplated hereby, including, by a date mutually agreed between the Parties and no later than six months after the date hereof, (i) notification and report forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act, if applicable and (ii) appropriate filings with respect to the Foreign Filing.  Each of Purchaser and Seller shall cause all documents that it (or, in the case of Seller, its Affiliates (including the Company Group)) is responsible for filing with any Governmental Authority under this Section 5.04(a) to comply in all material respects with all Laws; provided that each Party shall be responsible for 50% of all filing fees under the HSR Act.
(b)     Each of Purchaser and Seller shall, and Seller shall cause its Affiliates (including the Company Group) to, use reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other such Parties in doing, all things reasonably necessary, proper or advisable to consummate the transactions contemplated hereby prior to the End Date, including using reasonable best efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied; (ii) the obtaining of all necessary, appropriate or desirable actions or non-actions, waivers, Consents and Judgments from Governmental Authorities and the making of all necessary registrations, declarations and filings with any Person (including registrations, declarations and filings with Governmental Authorities, if any); (iii) the obtaining of all necessary Consents or waivers from Third Parties; and (iv) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.  Notwithstanding anything herein to the contrary, neither Purchaser nor any of its Affiliates shall be under any obligation to, nor, without Purchaser’s prior written consent (which consent may be withheld in Purchaser’s sole discretion), shall the Company Group, (A) make proposals, execute, agree or consent to or carry out agreements or submit to any Judgment (1) providing for the sale or other disposition or holding separate of any assets of Purchaser or any of its Affiliates (including, after the Closing, the Company Group) or the Company Group or the holding separate of any Equity Interests of any such Person, or imposing or seeking to impose any material limitation on the ability of Purchaser or any of its Affiliates to own such properties or assets or to acquire, hold or exercise full rights of ownership of Equity Interests of the Company Group, or (2) imposing or seeking to impose (x) any limitation whatsoever on the business activities of Purchaser or any of its Affiliates or (y) any material limitation on the Business or (B) otherwise take any step to avoid or eliminate any impediment which may be asserted or requested under the HSR Act or the relevant Laws applicable to the Foreign Filing.

(c)     Purchaser and Seller shall, and Seller shall cause its Affiliates (including the Company Group) to, promptly supply the other with any information which may be required in order to effectuate any filings or application pursuant to Section 5.04(a).  Subject to any Law or Educational Law relating to the exchange of information, the Confidentiality Agreement, and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, Purchaser and Seller shall, and Seller shall cause its Affiliates (including the Company Group) to, use commercially reasonable efforts to collaborate in reviewing and commenting on in advance, and to consult the other on, information relating to the Company Group, Purchaser or any of their Subsidiaries, that appears in any filing made with, or written materials submitted to, any Third Party, any Governmental Authority or any Educational Agency in connection with any filing or Proceeding in connection with this Agreement or the transactions contemplated hereby.  In connection with such collaboration, Purchaser and Seller shall, and Seller shall cause its Affiliates (including the Company Group) to, act reasonably and as promptly as practicable.
(d)     Purchaser and Seller each shall notify the other promptly upon its (and in the case of Seller, any of its Affiliates’ (including the Company Group’s)) receipt of: (i) any comments from any officials of any Governmental Authority or Educational Agency in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Authority or Educational Agency for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Law or Educational Law.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.04(a), Purchaser or Seller, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Authority or Educational Agency such amendment or supplement.
SECTION 5.05.     Educational Approvals.  Without limiting the generality of Section 5.04:
(a)     The Parties shall cooperate and use reasonable best efforts to obtain the Pre-Closing Educational Consents necessary for the consummation of the transactions contemplated by this Agreement.  Prior to the Closing, the Parties will coordinate regarding the prompt submission to all applicable Educational Agencies of all letters, notices, applications or other documents required to obtain the Pre-Closing Educational Consents.  At reasonable and practicable times following the date hereof, Purchaser and Seller shall, and Seller shall cause its Affiliates (including the Company Group) to, make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Educational Agency in connection with the transactions contemplated hereby, including, (A) the DOE Preacquisition Application and the Notice to the Minnesota Office of Higher Education no later than 30 days from the date hereof and (B) the Change of Control, Organization and Legal Structure application with the Higher Learning Commission by October 30, 2020.  Each Party shall provide the other with: (i) reasonable advance review and consultation regarding any notices or applications to be filed with any Educational Agency with respect to any Pre-Closing Educational Consent; and (ii) a copy of any notice or application as filed with, or any notice received from, any Educational Agency with respect to any Pre-Closing Educational Consent.  The Parties will pursue the comprehensive pre-acquisition review process provided by the DOE.  To the extent practical, prior to attending any meetings, telephone calls or discussions with any Educational Agency concerning the transactions contemplated by this Agreement, the Parties shall discuss and agree upon strategy and issues to be pursued and responses to likely questions.  The Parties will use their respective reasonable best efforts to ensure that their appropriate officers and employees shall be available to attend, as any Educational Agency may reasonably request, any scheduled meetings or telephone calls in connection with the transactions contemplated hereby.

(b)     In furtherance of the foregoing, to the extent that the DOE issues a DOE preacquisition review letter containing conditions that result in such letter not meeting the definition of “DOE Preacquisition Response” or containing a Burdensome Condition, or an Educational Agency denies any material Pre-Closing Educational Consent listed on Section 6.01(c) of the Seller Disclosure Schedule, the Parties shall, during the Pre-Closing Period, use reasonable best efforts to resolve, eliminate, mitigate, or reduce the impact of such condition prior to the End Date.  For the avoidance of doubt, this Section 5.05(b) does not limit Purchaser’s rights pursuant to Section 7.01(c)(ii) (provided Purchaser is not then in material breach of Section 5.05(b)) or the conditions set forth in Section 6.01(c)(i).
(c)     During the Pre-Closing Period, and subject to the applicable Educational Law and instructions of any Educational Agency, Seller shall provide to Purchaser copies of any material correspondence relating to any (i) adverse change in the status of any Educational Approval or (ii) Compliance Review of the University that could be reasonably expected to result in the loss of an Educational Approval.
(d)     The Parties hereby acknowledge that the board of managers of the University is the governing body of the University, and is charged with maintaining its accreditation and academic standards, and accordingly, the Parties agree that consultation with the board of managers of the University is an integral aspect of the integration preparation and review process during the Pre-Closing Period.  The Parties agree to use reasonable best efforts to facilitate meetings from time to time, as may be necessary, advisable or as reasonably requested by the board of managers of the University, between representatives of the Purchaser and members of the board of managers of the University, for the purpose of keeping the board of managers of the University reasonably informed of the Purchaser’s expectations with respect to the University’s educational mission and community impact following the Closing.
SECTION 5.06.     Intercompany Accounts.  All intercompany accounts as of the Closing Date between Seller or its Affiliates (other than the Company Group), on the one hand, and the Company Group, on the other hand, shall be settled in full or, at the option of Seller, but only to the extent permitted by Law, cancelled or otherwise eliminated in such a manner as Seller shall determine, in each case on or prior to the Closing Date and prior to the Closing.

SECTION 5.07.     Pre-Closing IP Transfer.
(a)     Seller shall, or shall cause its Affiliates (other than the Company Group) to, prior to the Closing, enter into and deliver to the Company Group agreements in a form reasonably acceptable to Purchaser, to irrevocably transfer to the Company Group all of such Persons’ right, title and interest in and to any and all Intellectual Property registrations and applications (i) for which Seller or its Affiliates (other than the Company Group) are the owner of record at the applicable Governmental Authority and (ii) that are exclusively or primarily used or held for use in connection with the Business, including those registrations and applications on Section 5.07(a) of the Seller Disclosure Schedule (the execution and delivery of such agreements, the “Pre-Closing IP Transfer”), and, at Seller’s sole cost and expense, file to record such agreements with the applicable Governmental Authority.  Without limiting the foregoing, Seller shall, prior to Closing and at its sole cost and expense, (A) deliver all passwords to the Company Group and take such other actions as are reasonably necessary in accordance with the procedures of the applicable Domain Name and Social Identifier registrars to effectuate and evidence the above transfer of ownership and control (including administrative and technical access) to the Company Group of all Domain Names and the primary Social Identifiers for each social media venue on Section 5.07(a) of the Seller Disclosure Schedule; and (B) use commercially reasonable efforts to deliver all passwords to the Company Group and take such other actions as are reasonably necessary in accordance with the procedures of the applicable Social Identifier registrars to effectuate and evidence the above transfer of ownership and control (including administrative and technical access) to the Company Group of all other Social Identifiers included in the Owned Intellectual Property for each social media venue on Section 5.07(a) of the Seller Disclosure Schedule.  Without limiting any other provisions of this Agreement or any Ancillary Documents, with respect to any Social Identifiers where Seller is not able to, or does not, deliver the passwords to the Company Group or otherwise take such other actions as are reasonably necessary in accordance with the procedures of the applicable Social Identifier registrars to effectuate and evidence the above transfer of ownership and control (including administrative and technical access) to the Company Group of such Social Identifiers before Closing, Seller will, at its sole cost and expense, complete such tasks promptly, and in any event within 30 days, after the Closing, at the reasonable direction of Purchaser.
(b)     Prior to the consummation of the Pre-Closing IP Transfer, at Seller’s sole cost and expense, Seller shall make (or, if applicable shall cause its Affiliates, other than the Company Group, to make) filings with the United States Patent and Trademark Office, the United States Copyright Office and with the registries and other recording Governmental Authorities in all foreign jurisdictions, as applicable, to ensure (i) that the chain of title of each registration or pending application for registration for each Owned Registered IP asset subject to the Pre-Closing IP Transfer reflects all prior acquisitions and transfers of such item (including between Seller and its Affiliates) and (ii) that Seller (or if applicable, its Affiliate) shall be identified in the records of the applicable Governmental Authority as the then-current owner of record, without any break in chain of title, of each such Owned Registered IP asset subject to the Pre-Closing IP Transfer, free and clear of all Liens (other than Permitted Liens).
(c)     If, following the Closing, Purchaser, the Company Group or Seller discovers or identifies any Intellectual Property registrations or applications (i) for which Seller or its Affiliates (other than the Company Group) are the owner of record at the applicable Governmental Authority, and (ii) that are exclusively or primarily used or held for use in connection with the Business, but that were omitted from Section 5.07(a) of the Seller Disclosure Schedule, it shall notify the other Party, and Seller or its Affiliates shall promptly, and at Seller’s sole cost and expense, (A) enter into agreements in a form reasonably acceptable to Purchaser, to transfer to the Company Group all of such Persons’ right, title and interest in and to any and all such Intellectual Property registrations and applications and (B) file to record such agreements with the applicable Governmental Authority.

SECTION 5.08.     Seller Marks.
(a)     Purchaser, on behalf of itself and its Affiliates (including, after the Closing, the Company Group) (collectively, the “Purchaser Parties”), acknowledges and agrees that, except for the license provided in Section 5.08(b) herein, the Purchaser Parties are not acquiring and shall have no right, title, interest, license or any other rights in or to use the Seller Marks after the Closing Date.  Purchaser covenants that, after the Closing Date, none of the Purchaser Parties shall (A) use, register or seek to use or register in any jurisdiction any of the Seller Marks or any other Trademarks confusingly similar thereto or (B) contest the use, ownership, validity or enforceability of any rights of Seller or any of its Affiliates in or to any of the Seller Marks, except in each case in enforcing its rights under Section 5.07(a).  After the Closing Date, Purchaser shall not (and shall cause the Purchaser Parties not to) represent that it has authority to bind Seller or any of its Affiliates to any Third Party obligation.
(b)     Purchaser shall, and shall cause the other Purchaser Parties to, cease and discontinue any use of the Seller Marks and, at Purchaser’s sole cost and expense, remove all Seller Marks from all such Existing Materials (as defined below), as promptly as possible after the Closing Date and in any event within 180 days thereafter.  Subject to the foregoing, Seller hereby grants to the Purchaser Parties, effective as of the Closing, a non-exclusive, royalty-free, non-sublicensable, non-assignable, transitional license to use the Seller Marks for a period of 180 days following the Closing Date solely on signage and materials that were created by the Company Group prior to the Closing Date (the “Existing Materials”), solely in a manner consistent with past practice and customary “phase out” use.  All goodwill derived from the use of the Seller Marks as permitted hereunder shall inure solely to the benefit of Seller and its Affiliates.
SECTION 5.09.     Publicity.  Neither Purchaser, on the one hand, nor Seller, on the other hand, will issue or permit any of their respective Affiliates or Representatives to issue any press release, website posting or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law, Educational Law or stock exchange rules or regulations (in which case whichever of Purchaser or its Affiliates or Seller or its Affiliates, as applicable, are required to make the release or statement shall (a) consult with the other Party (whether or not such other Party is named in such release or statement) at a reasonable time prior to its issuance to allow the other Party to comment on such release or statement in advance of such issuance, (b) consider in good faith any comments timely provided by such other Party to such release or statement and (c) after such release or statement, provide the other Party with a copy thereof (or summary thereof in the case of oral statements)); provided, however, that Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, may, subject to the terms and conditions of this Agreement, make public announcements and engage in public communications regarding this Agreement and the transactions contemplated hereby to the extent such announcements or communications are entirely consistent with the Parties’ prior public disclosures regarding the transactions contemplated by this Agreement in accordance with this Section 5.09 and do not contain any material information or disclosures concerning this Agreement or the transactions contemplated hereby that were not included in such prior public disclosures made in accordance with this Section 5.09.  If either Party or any of its Affiliates, based on the advice of its counsel, determines that this Agreement must be publicly filed with a Governmental Authority or Educational Agency, then such Party or its applicable Affiliate, prior to making any such filing, shall use commercially reasonable efforts to provide the other Party and its counsel with the version of this Agreement that it intends to file, and consider in good faith any comments provided by the other Party or its counsel and use commercially reasonable efforts to ensure the confidential treatment by such Governmental Authority or Educational Agency of any terms or provisions specified by the other Party or its counsel for redaction and confidentiality.  Notwithstanding any other provision of this Agreement, (i) the requirements of this Section 5.09 shall not apply to any disclosure of Seller, the Company Group, Purchaser or any of their respective Affiliates, of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the Parties or their respective Affiliates regarding this Agreement or the transactions contemplated hereby, (ii) Wengen, its direct and indirect equityholders, their respective affiliated investment funds and alternative investment vehicles and their respective Affiliates (defined without giving effect to the proviso in the definition thereof but excluding Seller, and its Subsidiaries (including the Company Group)) may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to each of their and their respective Affiliates’ (defined without giving effect to the proviso in the definition thereof but excluding Seller and its Subsidiaries, including the Company Group) and investors’ affiliated investment funds and investors and potential investors therein, in each case, who are subject to customary confidentiality restrictions.  Nothing herein shall prevent either Party from making internal announcements to its employees or communications with its Representatives, in each case on a confidential basis.

SECTION 5.10.     Further Action.  On the terms and subject to the conditions of this Agreement (including Section 5.04), each Party shall use its commercially reasonable efforts (except to the extent a higher standard is provided for herein, in which case, the applicable Party shall use efforts that meet such higher standard) to take or cause to be taken in an expeditious manner all actions and to do or cause to be done all things necessary or appropriate to satisfy the conditions to the Closing, to consummate the transactions contemplated by this Agreement and to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing.
SECTION 5.11.     Employee Matters.
(a)     No later than 30 days prior to the Closing Date, the Company shall provide Purchaser with a schedule listing any then-current Service Provider who is not an Employee or otherwise engaged by the Company Group (such Service Providers, the “Potential Transferees”).  Seller and the Company Group shall use commercially reasonably efforts to transfer the engagement of any Potential Transferee to the Company Group no later than the day immediately prior to the Closing Date.  No later than 20 days prior to the Closing Date, Purchaser (i) with respect to any Potential Transferee who resides in the United States, shall extend an offer of employment or engagement or (ii) with respect to any Potential Transferee who does not reside in the United States, unless an offer of employment required by applicable Law, may extend an offer of employment or engagement, in each case, to each such Potential Transferee whose employment or engagement did not transfer to the Company Group prior to the Closing Date on terms that comply with Section 5.11(b), and following such Potential Transferee’s acceptance of such offer of employment, such Potential Transferee shall be a Continuing Employee for purposes of this Agreement.

(b)     For a period of one year following the Closing Date (or, if earlier, an applicable Continuing Employee’s termination date) (the “Continuation Period”), Purchaser shall, or shall cause its applicable Affiliates to, provide to each Service Provider who is in the employment of the Company or the Company Subsidiary immediately following the Closing (each, a “Continuing Employee”) with, (i) a base salary or base wage rate that is no less favorable than the base salary or base wage rate provided to such Continuing Employee immediately prior to the Closing, as indicated in the Service Provider Census that is provided pursuant to last sentence of this Section 5.11(b), (ii) a target annual cash incentive opportunity that is no less favorable than the target annual cash incentive opportunity provided to such Continuing Employee immediately prior to the Closing, as indicated in the Service Provider Census that is provided pursuant to last sentence of this Section 5.11(b), and (iii) other employee benefits (other than equity-based compensation), in each case, that are substantially similar in the aggregate to employee benefits provided to similarly situated employees of Purchaser or an Affiliate of Purchaser.  In addition, solely with respect to any Service Provider who received an ordinary course annual equity-based compensation award from Seller or its Affiliates during the 12 month period immediately prior to the date of this Agreement, during the Continuation Period, such Service Provider shall receive equity-based compensation that has (x) an aggregate grant date value that is no less favorable than the aggregate grant date value of any equity based compensation granted to such Service Provider as part of the last ordinary course annual grant cycle of Seller or its Affiliates occurring prior to the Closing and (y) terms (including vesting terms) that are substantially similar to the equity-based compensation granted to similarly-situated employees of Purchaser or its Affiliates (or, if no similarly situated employee of Purchaser or its Affiliates receive equity-based compensation, substantially similar to the terms of equity-based compensation granted to employees at a level above such Service Provider); provided, that in Purchaser’s discretion, such equity-based compensation may be settled in (1) the same class of equity that equity-based compensation granted to similarly-situated employees of Purchaser or its Affiliates is settled in or (2) cash.  The Service Provider Census shall be updated by Seller at least two Business Days prior to the Closing to include the name of each Service Provider and to include each Service Provider’s equity-based compensation, if any, granted in the year prior to Closing and target annual cash incentive opportunity provided to such Service Provider immediately prior to the Closing; provided that the Parties have entered into any standard agreements required to be entered into under applicable privacy Law with respect to the provision of such information and the Parties will use good faith, commercially reasonable efforts to negotiate such agreements.
(c)     Purchaser shall, or shall cause its applicable Affiliates to, provide to each Continuing Employee who incurs a termination of employment during the one year period following the Closing Date with severance payments and severance benefits that are no less favorable than the severance payments and severance benefits set forth on Section 5.11(c) of the Seller Disclosure Schedule.

(d)     From and after the Closing Date, subject to Section 5.11, Purchaser shall, or shall cause its applicable Affiliates to, (i) honor all obligations existing on the Closing Date under the Sponsored Company Benefit Plans in accordance with their terms (including terms permitting reduction of benefits and plan amendment and termination), (ii) assume all Liabilities associated with accrued but unused vacation and paid time off balances of any Continuing Employees, and shall credit and honor, in accordance with the terms of the applicable policy of Seller or its Subsidiaries, all vacation days and other paid time off accrued but not yet taken by the Continuing Employees (including terms permitting reduction of benefits and plan amendment and termination) (other than any Potential Transferees deemed to be Continuing Employees pursuant to Section 5.11(a), who receive a payout of accrued vacation and paid time off balances in connection with termination of employment from Seller or its Affiliate), and (iii) pay any accrued bonus Liabilities and accrued severance Liabilities constituting Indebtedness (as finally determined in accordance with Section 2.04) to Continuing Employees on or prior to March 15 of the calendar year following the year in which the Closing occurs or on any later date when payments are scheduled to be made.
(e)     Purchaser shall, or shall cause its Affiliates to, give each Continuing Employee full credit for such Continuing Employees’ service with Seller or an Affiliate of Seller for purposes of eligibility, vesting and determination of the level of benefits (including, for purposes of vacation and severance) under any benefit plans made generally available to employees maintained by Purchaser or any of its Affiliates for which such Continuing Employee is otherwise eligible (but such service credit shall not be provided for benefit accrual purposes, except for purposes of vacation and severance, as applicable) to the same extent recognized by Seller or an Affiliate of Seller immediately prior to the Closing Date; provided, however, that service of a Continuing Employee with Seller or an Affiliate of Seller shall not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any retiree medical programs or other retiree welfare benefit programs maintained by Purchaser or any of its Affiliates; provided, further, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.
(f)     Purchaser shall use commercially reasonable efforts, or shall use commercially reasonable efforts to cause its applicable Affiliates, as applicable, to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Purchaser or any of its Affiliates that provides health benefits in which Continuing Employees participate following the Closing Date (a “Purchaser Plan”), (ii) if applicable, honor, for the balance of the plan year of the Purchaser Plan, any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the analogous Seller Benefit Plan during the elapsed portion of the plan year of such Seller Benefit Plan in satisfying any deductibles, co-payments or out-of-pocket maximums under the Purchaser Plan and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents under a Purchaser Plan to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Seller Benefit Plan immediately prior to such commencement of participation in which Seller Benefit Plan the Continuing Employee participated immediately prior to the Closing Date.

(g)     As of the Closing Date, Purchaser shall maintain a defined contribution retirement plan intended to qualify under Section 401(a) of the Code (the “Purchaser 401(k) Plan”) for the benefit of those Continuing Employees in the United States who shall elect to participate in the Purchaser 401(k) Plan.  As soon as reasonably practicable on or following the Closing Date, but in no event later than 60 days following the Closing Date, Purchaser shall, for those Continuing Employees who elect and are eligible to participate in the Purchaser 401(k) Plan, allow such Continuing Employees to make a “direct rollover” to the Purchaser 401(k) Plan of any account balance under the defined contribution plan and trust intended to qualify under Section 401(a) of the Code that they participated in prior to the Closing, and Purchaser shall cause the Purchaser 401(k) Plan to accept as rollover contributions, all account balances (which shall include any vested employer contributions accrued) through the Closing Date and all outstanding loans.
(h)     Nothing in this Agreement, including this Section 5.11, shall confer upon any Continuing Employee any right to continue in the employ or service of Seller, the Company Group, Purchaser or any of their Affiliates, or shall interfere with or restrict in any way the rights of Purchaser, the Company Group or any Affiliate of Purchaser, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Purchaser, the Company Group, any Affiliate of Purchaser and the Continuing Employee or any severance, benefit or other applicable plan, policy or program covering such Continuing Employee.  Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.11 shall (i) be deemed or construed to be an amendment or other modification of any Seller Benefit Plan or Company Benefit Plan, (ii) prevent Purchaser, the Company Group or any Affiliate of Purchaser from amending or terminating any Seller Benefit Plan or Company Benefit Plan in accordance with its terms or (iii) create any third party rights in any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).
SECTION 5.12.     Release.
(a)     As an inducement to Purchaser to enter into this Agreement and each of the Ancillary Documents and consummate the transactions contemplated hereby and thereby and for other good and sufficient consideration, Seller, with the intention of binding itself and its Affiliates (determined after the Closing), assigns and any other Person claiming by, through, on behalf of or under any of the foregoing (the “Seller Releasors”), does hereby, effective as of the Closing, unconditionally and irrevocably release, acquit and forever discharge Purchaser and each of its past and present Affiliates and Representatives, and the Company Group, and all Persons acting by, through, on behalf of, under or in concert with such Persons, and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equityholders, controlling Persons, or any heir, executor, administrator, successor or assign of any of the foregoing (the “Purchaser Releasees”), of and from any and all actions, causes of action, suits, Proceedings, demands, debts, dues, Contracts, agreements, promises, covenants (whether express or implied), claims, Liabilities and Losses of any nature whatsoever, known or unknown, suspected or unsuspected, fixed or contingent, direct, derivative, vicarious or otherwise, whether based in contract, tort or other legal, statutory or equitable theory of recovery, each as though fully set forth at length herein (collectively, a “Claim”), which the Seller Releasors now have or may hereafter have against the Purchaser Releasees, or any of them, by reason of any matter, cause, act, omission or thing whatsoever in any way arising out of, based upon, or relating to the Interests, the Company Group, the Business, or any actions taken or failed to be taken by any of the Purchaser Releasees in any capacity related to the Company Group or the Business, in each case, occurring or arising prior to the Closing (the “Purchaser Released Matters”); provided, however, that nothing set forth in this Section 5.12 shall affect the ability of Seller to enforce its rights and remedies (i) under this Agreement or any Ancillary Document in accordance with the terms hereof or thereof, (ii) under any agreement set forth on Section 3.24(a) of the Seller Disclosure Schedule or (iii) under any Contract or arrangement entered into after the Closing.  Seller expressly consents that this general release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Purchaser Released Matters (notwithstanding any Law that expressly limits the effectiveness of a general release of unknown, unsuspected or unanticipated Claims).  Notwithstanding the foregoing, nothing in this Agreement or any Ancillary Document shall be interpreted to release Purchaser from any of its obligations to Seller under this Agreement or any Ancillary Document.

(b)     As an inducement to Seller to enter into this Agreement and each of the Ancillary Documents and consummate the transactions contemplated hereby and thereby and for other good and sufficient consideration, Purchaser, with the intention of binding itself and its Affiliates, assigns and any other Person claiming by, through, on behalf of or under any of the foregoing (the “Purchaser Releasors”), does hereby, effective as of the Closing, unconditionally and irrevocably release, acquit and forever discharge Seller, Wengen and each of their past and present direct and indirect equityholders, Affiliates and Representatives and all Persons acting by, through, on behalf of, under or in concert with such Persons, and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equityholders, controlling Persons, or any heir, executor, administrator, successor or assign of any of the foregoing (the “Seller Releasees”), of and from any and all Claims which the Purchaser Releasors now have or may hereafter have against the Seller Releasees, or any of them, by reason of any matter, cause, act, omission or thing whatsoever in any way arising out of, based upon, or related to the Interests, the Company Group, the Business, or any actions taken or failed to be taken by any of the Seller Releasees in any capacity related to the Company Group or the Business, in each case, occurring or arising prior to the Closing (the “Seller Released Matters”); provided, however, that nothing set forth in this Section 5.12 shall affect the ability of Purchaser or the Company Group to enforce its rights and remedies (i) under this Agreement or any Ancillary Document in accordance with the terms hereof or thereof, (ii) against any Party hereto with respect to Fraud, (iii) under any agreement set forth on Section 3.24(a) of the Seller Disclosure Schedule or (iv) under any Contract or arrangement entered into after the Closing.  Purchaser expressly consents that this general release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Seller Released Matters (notwithstanding any Law that expressly limits the effectiveness of a general release of unknown, unsuspected or unanticipated Claims).  Notwithstanding the foregoing, nothing in this Agreement or any Ancillary Document shall be interpreted to release Seller from any of its obligations to Purchaser under this Agreement or any Ancillary Document.

SECTION 5.13.     Exclusivity.  During the Pre-Closing Period, Seller shall not, shall cause its Affiliates (including the Company Group) not to, shall not authorize or permit any of Seller’s or its Affiliates’ their respective Representatives to and shall direct the other Related Parties not to, directly or indirectly solicit, initiate or encourage the submission of any proposal or offer from any Person (other than Purchaser and its Affiliates) with respect to the Company Group, the University, any Service Provider or any assets or properties owned, used or held for use by the Company Group, relating to any (a) merger or consolidation, (b) acquisition, purchase, sale, disposition or license of all or any material portion of the assets or equity interests in or of, the Company Group or (c) reorganization, recapitalization, restructuring, business combination or other similar transaction (a “Competing Transaction”), nor agree to or consummate any Competing Transaction, or participate in any or continue any ongoing discussions or negotiations regarding, or furnish to any other person or entity (other than Purchaser and its Affiliates and Representatives) any information with respect to, or otherwise cooperate in any way with or facilitate any effort or attempt by any Person to effect a Competing Transaction; provided, however, that any Qualifying Transaction shall not be considered a “Competing Transaction.”  Seller shall, and shall cause its Affiliates (including the Company Group) to, instruct Seller’s and its Affiliates’ respective Representatives and the Related Parties to, promptly cease any existing activities, discussions and negotiations with, and the provision of confidential information to, any Persons (other than Purchaser and its Affiliates and Representatives) with respect to any of the foregoing, promptly terminate all physical and electronic data room access granted prior to the date hereof to any such Person or any of their respective Representatives and promptly issue instructions to any such Person who has entered into a confidentiality agreement or restrictions in connection with a potential Competing Transaction that has not expired or been terminated in accordance with its terms to return or destroy any confidential information related to the Company Group, the University or the Business received thereunder in accordance with the terms of such confidentiality agreement.  If any of Seller, any Related Party the Company Group or any of their respective Representatives receives any inquiry, proposal or offer from any Person relating to, or that would reasonably be expected to lead to, a Competing Transaction (each, a “Transaction Proposal”), Seller shall promptly (and in any event within one Business Day) advise Purchaser of such Transaction Proposal, the identity of the Person making such Transaction Proposal and the material terms and conditions of any such Transaction Proposal.  Any violation of the restrictions set forth in this Section 5.13 by any Affiliate or Representative of Seller (including the Company Group) shall be a breach of this Section 5.13 by Seller.  A “Qualifying Transaction” means any inquiry, proposal or offer, or any expression of interest, by any Third Party relating to (A) a transfer or sale of Seller, or any merger, consolidation, recapitalization, tender or exchange offer, or other business combination transaction to acquire Seller, (B) direct or indirect acquisition or purchase by any Person of more than 50% of the assets, equity or other property of Seller (determined without taking into account the equity or assets of the Company Group, it being understood that such transactions may include the equity and assets of the Company Group) or (C) any merger, consolidation, recapitalization, liquidation, dissolution or similar transaction which would result, directly or indirectly, in the disposition of more than 50% of the assets, equity or other property of Seller, in each case whether in one transaction or a series of related transactions, in each case of clauses (A), (B) and (C), in which (1) each potential purchaser or other participant participating in any process in relation thereto is bound by a customary confidentiality and non-use agreement covering any information related to the Company Group or the Business and Seller shall use its reasonable best efforts to enforce such confidentiality agreements with respect to information related to the Company Group or the Business, including, following the Closing, at Purchaser’s request and (2) the purchaser or surviving party thereunder agrees to be, or by operation of Law will be, bound by the terms of this Agreement and the Ancillary Documents applicable to Seller and any remaining obligations of Seller under this Agreement and the Ancillary Documents (including the obligation to consummate the Closing) will be fully assumed by such Person (including by operation of Law, if applicable); provided that notwithstanding the occurrence of any Qualifying Transaction, Seller or its Affiliates, as applicable, shall remain responsible and liable for its obligations pursuant to this Agreement and any Ancillary Document to which Seller or its Affiliates, as applicable, are a party.

SECTION 5.14.     Notices of Certain Events.  During the Pre-Closing Period, Seller, on the one hand, and Purchaser, on the other hand, shall promptly notify each other in writing of (a) any written notice or other written communication received from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated hereby and (b) any material written notice or other written communication from any Governmental Authority or Educational Agency in connection with the transactions contemplated hereby; provided, however, that the delivery of any notice pursuant to this Section 5.14 shall not affect or be deemed to modify any representation or warranty made by either Party or limit or otherwise operate as a waiver or affect the remedies available hereunder to the receiving Party or any right of such receiving Party not to consummate the transactions contemplated in accordance with Section 6.01, Section 6.02 or Section 6.03, as applicable.
SECTION 5.15.     Non-Competition; Non-Solicitation.
(a)     Seller acknowledges and agrees that that during Seller’s ownership, directly or indirectly, of the Company Group, Seller and its Affiliates have become familiar with Intellectual Property of and Confidential Information concerning the Company Group.  In further consideration of the compensation to be paid to Seller hereunder, Seller agrees to the covenants set forth in this Section 5.15 and acknowledges that ach and all of the restrictions contained in this Section 5.15, including the duration, scope and geographic area of the covenants described in this Section 5.15 are fair, reasonable and necessary in order to protect the Business’ goodwill and other assets and legitimate interests of the Business as those interests exist as of the date hereof.

(b)     For a period of three years from and after the Closing Date, Seller shall not and shall cause its Affiliates and its and their successors and assigns, including any purchaser of Seller, any of its Affiliates or all or substantially all of their respective assets (together with Seller, the “Seller Restricted Parties”) not to, directly or indirectly, own, operate, lease, manage, control, engage in, invest in or permit its name to be used by any business that competes with the Business in the United States, Canada or the Caribbean by targeting for recruitment, or actively marketing to, students in such territories (“Competitive Activities”).  Notwithstanding the foregoing, the restrictions on conduct of Competitive Activities set forth in this Section 5.15(b) shall not be deemed breached solely as a result of (i) the passive ownership by any Seller Restricted Parties, collectively, of less than an aggregate of five percent of the outstanding securities of a Person engaged, directly or indirectly, in Competitive Activities; provided, however, that such securities are listed on a national securities exchange; (ii) the passive ownership by any Seller Restricted Parties, collectively, of less than five percent in value of the outstanding voting debt of a Person engaged, directly or indirectly, in Competitive Activities or (iii) the acquisition by, and engagement in, an After-Acquired Business by any Seller Restricted Party; provided, however, that, in the case of this clause (iii), within the three month period immediately following the consummation of the purchase or other acquisition of such After-Acquired Business in accordance with the definitive documentation thereof the applicable Seller Restricted Party, executes a definitive agreement for the sale of all (but not less than all) of the Competitive Activities of such After-Acquired Business to a Third Party, which sale is consummated no later than 12 months following execution of such definitive agreement; provided, however, that such 12 month period shall be extended for an additional period not to exceed 90 days as is necessary to obtain any competition or educational regulatory approvals required to complete such divestiture if Seller and its Affiliates and such acquiring party are using commercially reasonable efforts to obtain such approvals; provided, further, that the restrictions on conduct of Competitive Activities set forth in this Section 5.15 shall apply with respect to the After-Acquired Business until such divestiture is consummated, unless the (A) After-Acquired Business conducts any Competitive Activities, directly or indirectly, separately from the other activities of the applicable Seller Restricted Parties, (B) After-Acquired Business does not, directly or indirectly, use any Confidential Information or Intellectual Property primarily related to the Business (it being understood that the Seller Marks are not deemed to be primarily or exclusively related to the Business) in the conduct of any Competitive Activities, and (C) the applicable Seller Restricted Parties and After-Acquired Business implement reasonable procedures designed to ensure that the foregoing requirements are satisfied.  For purposes hereof, “After-Acquired Business” means any business activity that would violate the restrictions on conduct of Competitive Activities set forth in Section 5.15(b) that is acquired from any Person or is carried on by any Person that is acquired by or combined with Seller or any Affiliate of Seller; provided that such Person was, at the time of such acquisition or combination, not an Affiliate of any applicable Seller Restricted Party, as applicable, in each case, after the Closing Date.  Notwithstanding anything to the contrary set forth in this Section 5.15, this Section 5.15 shall not apply to or restrict (1) any Subsidiary or Affiliate of Seller as of such time as such Person is no longer a Subsidiary or Affiliate of Seller, and any Person that purchases assets, operations or a business from Seller or its Subsidiaries or controlled Affiliates if such Person is not a Subsidiary or controlled Affiliate of Seller or its direct or indirect equityholders after such transaction is consummated and (2) any Third Party acquiror of Seller, any of its Affiliates or all or substantially all of any of their respective assets; provided that, with respect to clauses (1) and (2), during the period specified in this Section 5.15(b), (x) any such acquiring party and its Affiliates conduct any Competitive Activities, directly and indirectly, separately from the business of Seller, (y) any such acquiring party and its Affiliates or divested Person do not, directly or indirectly, use any Confidential Information or Intellectual Property primarily related to the Business (it being understood that the Seller Marks are not deemed to be primarily related to the Business) in the conduct of any Competitive Activities, and (z) any such acquiring party or divested Person and its Affiliates implement reasonable procedures designed to ensure that the foregoing requirements are satisfied.  Seller shall be responsible for any non-compliance with, or breach of, this Section 5.15(b) by any of the Related Parties as if such Persons were a party hereto and bound in the same manner as Seller.
(c)     For a period of two years from and after the Closing Date, Seller shall not and shall cause the other Seller Restricted Parties, and shall direct each director of Seller and manager of the Company Group, not to, directly or indirectly solicit, recruit or hire any employee or officer of the Company Group as of the Closing Date or any time during the Pre-Closing Period; provided, however, that the foregoing restriction shall not apply to the solicitation, recruitment or hiring of any individual (i) as a result of general advertisements and solicitations (including by Third Party search firms or recruiter contacts) or other broad-based hiring methods not specifically targeted to any particular employee or group of employees, unless such advertisement, solicitation or other hiring method is intentionally undertaken as a means to circumvent the restrictions contained in, or conceal a violation of, this Section 5.15(c), (ii) who at such time is no longer, and has not been for 365 days, an employee of Purchaser, the Company Group or any of their respective Affiliates or (iii) who was terminated after the Closing by Purchaser or any of its Affiliates (including the Company Group).  Seller shall be responsible for any non-compliance with, or breach of, this Section 5.15(c) by any of the Related Parties or any director or Seller or manager of the Company Group as if such Persons were a party hereto and bound in the same manner as Seller.

(d)     For a period of two years from and after the Closing Date, Seller shall not and shall cause the other Seller Restricted Parties and direct each director of Seller and manager of the Company Group not to, except as required by Law or Educational Law, publicly, or in any manner which is reasonably expected to become public, make disparaging remarks regarding, concerning or alluding to the University, the Business, the Company Group or Purchaser that is intended to or would be reasonably likely to (i) materially injure or embarrass the subject of such statements or (ii) place the subject of such statement in a false light before the public in any material respect.  Seller shall be responsible for any non-compliance with, or breach of, this Section 5.15(d) by any of the Related Parties or any director or Seller or manager of the Company Group as if such Persons were a party hereto and bound in the same manner as Seller.
(e)     For a period of two years from and after the date hereof, Purchaser shall not and shall cause its Subsidiaries and Affiliates and direct each director of Purchaser and manager of the Company Group not to, directly or indirectly: solicit, recruit or hire any employee or officer of Seller (i) who at such time is involved in providing services under the Transition Support Services Agreement, (ii) who is manager level or above and (iii) with whom Purchaser or its Affiliates came into contact, directly or indirectly, or who (or whose performance) becomes known to Purchaser or its Affiliates, in either case, in connection with the transactions contemplated hereby; provided, however, that the foregoing restriction shall not apply to the solicitation, recruitment or hiring of any individual (A) Service Provider as contemplated by this Agreement, (B) as a result of general advertisements and solicitations (including by Third Party search firms or recruiter contacts) or other broad-based hiring methods not specifically targeted to any particular employee or group of employees, unless such advertisement, solicitation or other hiring method is intentionally undertaken as a means to circumvent the restrictions contained in, or conceal a violation of, this Section 5.15(e), (C) who at such time is no longer, and has not been for 180 days, an employee of Seller or (D) who was terminated after the Closing by Seller.
(f)     If the final judgment of a court of competent jurisdiction declares any term or provision of this Section 5.15 to be invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified to cover the maximum, duration, scope or area permitted by Law.

SECTION 5.16.     Financing.
(a)     Unless, and to the extent, Purchaser shall have demonstrated to the reasonable satisfaction of Seller that Purchaser shall have sufficient cash from other sources (including by reason of capital markets, securities or other financing transactions) (such sources, “Alternative Financing Sources”) available (including through customary escrow arrangements) to satisfy the Financing Uses, from and after the execution of this Agreement, Purchaser shall use its reasonable best efforts to do, or cause to be done, all things reasonably necessary or advisable to obtain the Debt Financing as soon as reasonably practicable and, in any event, not later than the Closing Date, on substantially the terms and conditions (including, to the extent applicable, the “flex” provisions), taken as a whole, described in the Debt Commitment Letter and any Fee Letter, including using reasonable best efforts to (i) enter into definitive agreements with respect to the Debt Financing on substantially the terms and conditions (as such terms may be modified or adjusted solely in accordance with the terms, and within the limits, of the flex provisions contained in any Fee Letter) or otherwise in a manner not materially adverse to Seller (the “Definitive Debt Financing Agreements”) and (ii) satisfy in all material respects on a timely basis all conditions applicable to and within the control of Purchaser in the Debt Commitment Letter and the Definitive Debt Financing Agreements and enforce its rights thereunder.
(b)     Unless, and to the extent, Purchaser shall have demonstrated to the reasonable satisfaction of Seller that Purchaser shall have sufficient cash from Alternative Financing Sources available (including through customary escrow arrangements) to satisfy the Financing Uses, from and after the execution of this Agreement, if any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter and any related Fee Letter, Purchaser shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event but no later than the Closing Date as required by Section 2.02(a), arrange and obtain from the same or alternative sources of debt financing in an amount, when combined with any equity financing and cash on hand, that is sufficient to satisfy the Financing Uses, on terms and conditions (including any “flex” provisions) that are not materially less favorable to Purchaser in the aggregate as those contained in the Debt Commitment Letter and any related Fee Letter and which shall not include any conditions precedent or contingencies to the funding of such alternative debt financing on the Closing Date that are materially more onerous than those set forth in the Debt Commitment Letter and any related Fee Letter in effect on the date hereof.  The new debt commitment letter and fee letter entered into in connection with such alternative debt financing are referred to, respectively, as a “New Debt Commitment Letter” and a “New Fee Letter.”  Purchaser shall provide the Company with fully executed copies of the New Debt Commitment Letter and any related New Fee Letter (with the fee amounts, pricing caps and the economic terms of the “flex” provisions contained therein redacted and other customary redactions that do not materially adversely affect the conditionality of such alternative debt financing) as promptly as practicable following the execution thereof.  In the event Purchaser enters into any such New Debt Commitment Letter or New Fee Letter, (i) any reference in this Agreement to the “Debt Financing” means the debt financing contemplated by the “Debt Commitment Letter” as such term is modified pursuant to the immediately succeeding clause (ii), (ii) any reference in this Agreement to the “Debt Commitment Letter” (and any definition incorporating the term “Debt Commitment Letter,” including the definition of Definitive Debt Financing Agreements) shall be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter to the extent then in effect and (iii) any reference in this Agreement to the “Fee Letter” (and any definition incorporating the term “Fee Letter,” including the definition of Definitive Debt Financing Agreements) shall be deemed to include the Fee Letter to the extent not superseded by a New Fee Letter at the time in question and any New Fee Letter to the extent then in effect.

(c)     Unless, and to the extent, Purchaser shall have demonstrated to the reasonable satisfaction of Seller that Purchaser shall have sufficient cash from Alternative Financing Sources available (including through customary escrow arrangements) to satisfy the Financing Uses, from and after the execution of this Agreement, Purchaser shall not agree to nor permit any termination, amendment, replacement, supplement or other modification of, or waiver of any of its rights under, the Debt Commitment Letter without Seller’s prior written consent to the extent such termination, amendment, replacement, supplement, modification or waiver would (i) add new conditions (or modify any existing condition) to the consummation or availability of the Debt Financing as compared to those in the Debt Commitment Letter as of the date hereof in a manner that would adversely impact in any material respect the ability of Purchaser to obtain the Debt Financing, (ii) reduce the amount of the Debt Financing such that the aggregate funds that would be available on the Closing Date, together with other immediately available financial resources of Purchaser, would not be sufficient to pay the Financing Uses, or (iii) reasonably be expected to prevent, materially delay or materially impair the consummation of the Closing; provided that, notwithstanding anything in this Section 5.16(c) to the contrary, the Debt Commitment Letter may be amended or supplemented to add or replace lenders, lead arrangers, underwriters, bookrunners, syndication agents or similar entities that had not executed the Debt Commitment Letter as of the date hereof.  Purchaser shall promptly deliver to Seller executed copies of any amendment, replacement, supplement or other modification or waiver of the Debt Commitment Letter.  Purchaser shall have the right to substitute the proceeds of any Alternative Financing Source for all or any portion of the Debt Financing contemplated by the Debt Commitment Letter by reducing commitments under the Debt Commitment Letter.  In the event Purchaser enters into any such amendment, replacement, supplement or other modification or waiver, (A) any reference in this Agreement to the “Debt Financing” means the debt financing contemplated by the Debt Commitment Letter as amended, replaced, supplemented, modified or waived in accordance with this Section 5.16(c) and (B) any reference in this Agreement to the “Debt Commitment Letter” (and any definition incorporating the term “Debt Commitment Letter,” including the definition of Definitive Debt Financing Agreements) means the debt financing contemplated by the Debt Commitment Letter as amended, replaced, supplemented, modified or waived in accordance with this Section 5.16(c).
(d)     Seller shall, and shall cause the Company Group, and instruct its management and Representatives and management and Representatives of the Company Group, to, in each case, provide, on a timely basis, to Purchaser, its Affiliates, their respective Representatives and the Debt Financing Sources all assistance and cooperation reasonably requested by Purchaser, its Affiliates, their respective Representatives or the Debt Financing Sources in connection with the Debt Financing (which, for purposes of this Section 5.16, shall be deemed to include any Alternative Financing Source (including the offering or sale of debt, equity or equity-linked securities in either a registered offering or Rule 144A offering or other offering not requiring registration under the Securities Act) the proceeds of which are intended to be used to satisfy the Financing Uses in lieu of all or a portion of the Debt Financing) and any syndication thereof.  Without limiting the generality of the foregoing, such assistance and cooperation shall include the following:
(i) participating (including by making members of senior management, certain representatives and certain non-legal advisors, in each case with appropriate seniority and expertise, available to participate) in a reasonable number of meetings due diligence sessions with senior management;
(ii) promptly providing reasonable assistance with the preparation of materials for rating agency presentations, bank information memoranda, offering memoranda, private placement memoranda, registration statements, prospectuses, rating agency presentations, road show presentations, written offering material and other similar documents for the Debt Financing or any offering or sale of debt or equity securities, the proceeds of which are intended to be used to satisfy the Financing Uses (the “Offering Material”) and providing reasonable cooperation with the due diligence efforts of any sources of financing (including executing customary authorization and representation letters authorizing the distribution of, and providing access to, information about the Company Group and the Business to the Debt Financing Sources and containing customary representations to the Debt Financing Sources);
(iii) (A) obtaining documents reasonably requested by Purchaser, its Affiliates, their respective Representatives or the Debt Financing Sources relating to the repayment of the existing Indebtedness and related obligations of the Company Group, including customary payoff letters, lien releases and other instruments of discharge and (B) providing, at least five Business Days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company Group, in each case as reasonably requested by Purchaser, its Affiliates, their respective Representatives or any of the Debt Financing Sources at least three Business Days prior to the aforementioned date of delivery;
(iv) (A) furnishing Purchaser, its Affiliates, their respective Representatives and the Debt Financing Sources with the Required Information and Required Bank Information, (B) providing reasonable assistance in the preparation of pro forma information and (C) notifying Purchaser if the chief executive officer, chief financial officer, treasurer or controller of Seller or the Company or any member of their respective board of directors shall have knowledge of any facts as a result of which a restatement of any of the Company’s financial statements, in order for such financial statements to comply with GAAP, is probable;
(v) reasonably cooperating with the marketing efforts for any portion of the Debt Financing;

(vi) (A) executing and delivering as of the Closing any pledge and security documents, guarantees, hedging agreements and other definitive financing documents and other certificates or documents with respect to the Company Group (and any assets and property of the Company Group) as may be reasonably requested by Purchaser, its Affiliates, their respective Representatives or the Debt Financing Sources and otherwise cooperate to facilitate the guaranteeing of obligations and the pledging of, granting of security interests in and obtaining perfection of any Liens on, collateral in connection with the Debt Financing and (B) providing (including using reasonable efforts to obtain such documents from its advisors) customary certificates, legal opinions or other customary closing documents as may be reasonably requested by Purchaser or the Debt Financing Sources;
(vii) causing the Company’s certified independent auditors to provide (A) consent to use of their reports in any materials relating to the Debt Financing, including the Offering Materials and any filings with the SEC, that include or incorporate the Company’s consolidated financial information and their reports thereon, if applicable, and (B) auditors reports and comfort letters (including customary “negative assurances” comfort) with respect to the Audited Annual Carve-Out Financials and Unaudited Quarterly Carve-Out Financials provided pursuant to clause (h) below (including any updated financial statements provided pursuant to clause (h)(ii) and (iii) below) in customary form;
(viii) updating any Required Information provided to Purchaser as may be reasonably necessary so that such Required Information qualifies as a Compliant Document; and
(ix) taking all corporate actions reasonably necessary or advisable to permit the consummation of the Debt Financing and to permit the proceeds thereof to be available as of the Closing.
(e)     Seller and the Company hereby consent to the use of the logos and other trademarks of the Company Group and the Business in connection with the Debt Financing.
(f)     Notwithstanding anything in Section 5.16(d), none of the Company Group shall be required to (i) agree to pay any commitment or other fee prior to the Closing in connection with the Debt Financing, (ii) make any payment or incur any other Liability or give any indemnity in connection with the Debt Financing prior to the Closing other than expenses reimbursable under Section 5.16(g) or as set forth in Section 5.16(d) above with respect to authorization letters, (iii) take any action that would require any director, officer or employee of the Company Group to execute any document, agreement, certificate or instrument (including any resolutions) that would be effective prior to the Closing (other than the authorization letters, comfort letters, representations in connection with the preparation of the Company Group’s financial statements and other financial data and notices regarding the probable restatement of any financial statements of the Company Group referred to in Section 5.16(d) above), (iv) take any action that would unreasonably interfere with the Business or operation of the Company Group, (v) take any action that would conflict with or violate the Organizational Documents of the Company Group, any Contract to which the Company Group is a party or applicable Law or Educational Law, (vi) cause any director, officer or employee of the Company Group to incur any actual or potential personal Liability or breach any fiduciary duty or (vii) provide access to or disclose information that the Company reasonably determines would jeopardize any attorney-client privilege (provided that the Company will use commercially reasonable efforts to provide the information in a manner that does not violate privilege) of, or conflict with any confidentiality requirements applicable to, the Company Group or any of its Affiliates.

(g)     Purchaser shall indemnify and hold harmless the Company Group and their respective Representatives and Affiliates from and against any reasonable and documented out-of-pocket Losses suffered or incurred by any of them in connection with the cooperation or assistance with obligations pursuant to this Section 5.16 (other than with respect to any information provided by the Company Group expressly for use in connection with the Debt Financing or any transaction with any Alternative Financing Source), except to the extent any such Loss results from (i) breach of this Agreement by Seller or any member of the Company Group or (ii) the bad faith, willful misconduct or gross negligence of the Company Group or its respective Representatives or controlled Affiliates.  Purchaser will reimburse the Company Group promptly on demand for any reasonable and documented out-of-pocket expenses incurred or otherwise payable by the Company Group in connection with their cooperation pursuant to this Section 5.16, except to the extent any such expense results from the bad faith, willful misconduct or gross negligence of the Company Group or its respective Representatives or controlled Affiliates, except that in the event that (x) the Audited Annual Carve-out Financials and the Unaudited Quarterly Carve-out Financials described in Section 5.16(h)(i) and (y) management discussion and analysis disclosure related to the financial information in clause (x) above customarily included in private placements pursuant to Rule 144A promulgated under the Securities Act or other offering exempt from registration are provided to Purchaser on a date following the date that is 45 days following the date hereof, Seller shall bear all fees, expenses and costs to prepare and provide such financial statements (including all fees and expenses of the Company’s and its subsidiaries’ independent auditors with respect thereto).
(h)     Notwithstanding anything in this Agreement to the contrary, Seller shall use reasonable best efforts to provide to Purchaser (i) within 45 days following the date of this Agreement: (A) the audited carve-out combined statement of operations, balance sheet, statement of cash flows and statement of changes in member’s equity for the Company Group, including any assets and liabilities assigned or contributed to the Company Group by Seller at or prior to the Closing (together, the “Acquired Business” and such audited carve-out combined financial statements, the “Audited Annual Carve-out Financials”), as of and for the fiscal years ended December 31, 2018 and 2019, including the notes and schedules thereto, accompanied by the reports thereon of the Company’s and its subsidiaries’ independent auditors for the years then ended and (B) the unaudited carve-out combined statement of operations, balance sheet, statement of cash flows and statement of changes in member’s equity for the Acquired Business as of and for the six months ended June 30, 2020, and the comparable prior period (such unaudited carve-out combined financial statements, the “Unaudited Quarterly Carve-out Financials”), including the notes and schedules thereto, accompanied by the reports thereon of the Company’s and its subsidiaries’ independent auditors, in each case, the management discussion and analysis disclosure related to such financial information customarily included in private placements pursuant to Rule 144A promulgated under the Securities Act or other offering exempt from registration, and, (ii) the Unaudited Quarterly Carve-out Financials for the nine months ended September 30, 2020, and the comparable prior period, including the notes and schedules thereto, on or prior to November 14, 2020 and management discussion and analysis disclosure related to the such financial information customarily included in private placements pursuant to Rule 144A promulgated under the Securities Act or other offering exempt from registration and (iii) (A) for any subsequently completed fiscal year ended after the Most Recent Balance Sheet Date and at least 60 days prior to the Closing Date, the Audited Annual Carve-out Financials for the two fiscal years then ended, including the notes and schedules thereto, accompanied by the reports thereon of the Company’s and its subsidiaries’ independent auditors, and (B) for any subsequently completed fiscal quarter ended after September 30, 2020 and at least 40 days prior to the Closing Date (other than the fourth fiscal quarter), the Unaudited Quarterly Carve-out Financials for such fiscal quarter and the comparable prior period, including the notes and schedules thereto, and, in each case, the management discussion and analysis disclosure related to such financial information customarily included in private placements pursuant to Rule 144A promulgated under the Securities Act or other offering exempt from registration.

(i)     On or prior to the Closing, Seller shall deliver customary evidence reasonably satisfactory to Purchaser of irrevocable release of each member of the Company Group and all assets held by the Company Group from any obligations (including guarantees) under the Existing Credit Agreement and related loan documents, the Existing Indenture and Existing Notes and any unreleased security interests in, to, or against the Owned Intellectual Property (collectively, the “Existing Debt Releases”) to which each of them is party, or by or under which assets of the Company Group are pledged or bound as of the Closing Date, including, confirmation of the delivery of any officers’ certificates, opinions of counsel and other customary documents requested by the Existing Credit Agreement Administration Agent or Existing Notes Trustee and evidence of the release of all Liens thereunder on the equity and assets of the Company and the Company Subsidiary together with all termination statements, Lien releases, re-assignments of Intellectual Property, discharges of security interests, pledges guarantees, notices to terminate control agreements and bailee letters and other similar discharge and release documents (in recordable form, if applicable).
SECTION 5.17.     R&W Insurance.  Purchaser has obtained a conditional binder for the R&W Insurance Policy, attached hereto as Exhibit C, and Purchaser acknowledges that a true, correct and complete copy of such conditional binder has been provided to Seller.  The R&W Insurance Policy provides that the Insurer shall not be entitled to exercise, and shall waive and not pursue any and all, subrogation rights against Seller except to the extent that Seller committed Fraud; Seller shall be a third party beneficiary of such provision.  Except as set forth in the immediately preceding sentence, Seller shall have no liability to the Insurer under the binder or the R&W Insurance Policy.  Following the date hereof, Purchaser shall not amend the subrogation provisions, policy term, retention amount or coverage amount of the R&W Insurance Policy in any manner reasonably believed to be adverse to Seller without Seller’s prior written consent.  Prior to the Closing, Purchaser shall take all action necessary to obtain and bind as of the Closing, and shall obtain and bind as of the Closing, the R&W Insurance Policy.  Purchaser shall pay 100% of the total cost attributable to the placement of the R&W Insurance Policy, including premium, underwriting fees, broker fees and commissions, Taxes and all other fees and expenses related thereto.

SECTION 5.18.     Data Room.  Promptly following the date hereof and following the Closing Date, Seller shall deliver to Purchaser a CD or other electronic storage device containing the true, correct and complete copies of contents, as of the date hereof and as of the Closing Date, as applicable, of the electronic documentation site hosted by Datasite established on behalf of Seller in connection with the transactions contemplated hereby containing certain documents relevant to the Company Group and made available to Purchaser and its Representatives through such electronic documentation site (the “Data Room”).
SECTION 5.19.    Litigation Support.
(a)     Until the fifth anniversary of the Closing Date, in the event and for so long as any Party is contesting or defending against any Proceeding not involving any other Party in connection with (i) the transactions contemplated hereby or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any member of the Company Group, to the extent permitted by Law, Educational Law and contractual obligations, the other Party shall use commercially reasonable efforts to cooperate with such Party and its counsel in the defense or contest (provided that such cooperation would not reasonably be expected to be detrimental to such cooperating party), make available his, her, or its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Article VIII).
(b)     During the Pre-Closing Period, Seller shall (i) provide a written reasonably detailed update on a monthly basis to Purchaser regarding the status of the matter set forth on Section 5.19(b) of the Seller Disclosure Schedule (the “5.19 Matter”) and (ii) provide a written notice to Purchaser promptly upon receipt of any material filings or other material communications (including settlement offers) relating to the 5.19 Matter, (iii) to the extent requested by Purchaser and subject to applicable Law and Educational Law, afford Purchaser and Purchaser’s counsel the opportunity to discuss material aspects, material developments and material upcoming proceedings and filings with respect to the 5.19 Matter, (iv) to the extent reasonably practicable and subject to applicable Law and Educational Law, afford Purchaser and Purchaser’s counsel the opportunity to review and comment upon any filings or formal communications to be made by the Company Group with respect to the 5.19 Matter in advance of making any such filings or formal communications and consider Purchaser’s comments in good faith and (v) without the prior written consent of Purchaser, not to be unreasonably withheld, conditioned or delayed, not take any actions with respect to the 5.19 Matter that would be reasonably likely to have a material and adverse impact on the Business.
SECTION 5.20.      Records of the Company Group.  Seller acknowledges and agrees that, from and after the Closing, the Company Group shall be entitled to possession of all documents, books, records (including Tax records), Contracts, and financial data to the extent primarily or exclusively relating to the Company Group or the Business; provided that to the extent such documents, books records or data also relate to other Subsidiaries or businesses of Seller and its Affiliates, Seller shall be entitled to retain copies thereof; provided, further that all Confidential Information therein remains subject to Section 5.03.  Notwithstanding the foregoing, to the extent any documents to which the Company Group is entitled to possession pursuant to the first sentence of this Section 5.20 are physically in the possession of Seller or any of its other Affiliates following the Closing, upon the request of Purchaser or upon Seller becoming aware of such possession, Seller shall use commercially reasonable efforts to promptly deliver such documents to the Company Group.

SECTION 5.21.     Payments.  Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designee) any monies or checks that have been sent to Seller or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Business or the Company Group to the extent that they are for the account of the Business or the Company Group and in respect of receivables reflected in the calculation of Closing Working Capital.  Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designee) any monies or checks that have been sent to Purchaser or any of its Affiliates (including the Company Group) after the Closing Date by customers, suppliers or other contracting parties of Seller or its Affiliates (other than the Company Group) to the extent that they are in respect of the business of, or are for the account of, Seller or its Affiliates (other than the Company Group).
SECTION 5.22.     Resignations.  Seller shall deliver to Purchaser a true, correct and complete list of all officers, directors, managers, trustees (or the equivalent of the foregoing) of each member of the Company Group at least 10 Business Days prior to the Closing Date.  Seller shall use reasonable best efforts to deliver to Purchaser the resignations of all officers, directors, managers, trustees (or the equivalent of the foregoing) of any member of the Company Group designated by Purchaser in writing at least five Business Days prior to the Closing, to be effective as of the Closing from their positions with such member of the Company Group at or prior to the Closing Date.
SECTION 5.23.     Lease Matters.  Prior to the Closing Date, Seller shall use commercially reasonable efforts to assign (i) the Columbia Leases and (ii) the San Antonio Lease to the Company Subsidiary, in each case, by an assignment and assumption agreement in form and substance reasonably satisfactory to Seller and Purchaser, in each case duly executed by the parties thereto (each a “Lease Assignment”), and shall promptly notify Purchaser once these assignments have taken place.  Prior to the Closing Date, Seller shall request from the landlord under each Lease an estoppel certificate in a form reasonably satisfactory to Seller, Purchaser and the landlord.  For the avoidance of doubt, obtaining such estoppel certificate is not a condition to the Closing.
SECTION 5.24.     Cash Sweep.  Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Closing, Seller and its Affiliates shall be permitted to engage in cash management activities commonly referred to as a “cash sweep”, pursuant to which Seller or any of its Affiliates may transfer or cause to be transferred any or all of the funds from the bank accounts of any or all members of the Company Group, to any bank account or accounts controlled by Seller or any of its Affiliates outside of the Company Group; provided such transactions shall not cause the Company Group, as of the Closing, to be in material violation of or material default under, any letters of credit, performance bonds, surety bonds or similar instruments required by any Educational Agency or Governmental Authority or pursuant to any Material Contract to Permit; provided further that Seller shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause the amount of the Closing Cash and Cash Equivalents of the Company Group at Closing to not be less than the Estimated Closing Cash and Cash Equivalents.  For the avoidance of doubt, any funds transferred from any such Company Group bank account pursuant to this Section 5.24 outside of the Company Group shall not be included in Closing Cash and Cash Equivalents or as current assets in the calculation of Closing Working Capital.

SECTION 5.25.     Certain Proprietary Information of Seller and its Affiliates.  Prior to the Closing Date, the Company Group may have been supplied copies of proprietary and confidential information relating to strategic, technical, or marketing plans of Seller and its Subsidiaries and direct and indirect equityholders and their various operations unrelated to the Business.  Although Seller may attempt to recover such information from the Company Group prior to the Closing, some of this confidential information may still be present within the Business or the Company Group following the Closing.  Purchaser agrees that it will, and it will cause the Company Group to, treat such information as required by the Confidentiality Agreement.
SECTION 5.26.     Replacement of Guarantees.
(a)     As soon as reasonably practicable following the date of this Agreement, each of Seller and Purchaser shall use its reasonable best efforts to obtain the complete and unconditional release of Seller and its applicable Affiliates and direct and indirect equityholders from those guarantees, letters of credit, surety bonds, indemnities and similar obligations with respect to the Business set forth on Section 5.26(a) of the Seller Disclosure Schedule (each, an “Existing Guaranty”) (each release from an Existing Guaranty a “Guaranty Release”); provided that no such Guaranty Release shall be effective prior to the Closing if it would reasonably be expected to cause the lapse, termination or breach of, or failure to comply with, or acceleration of any right or obligation under any Law, Educational Law, Educational Approval, Permit, or Material Contract in any manner that would materially and adversely affect the operation of the Business or the assets or property of the Company Group, taken as a whole.  Seller hereby acknowledges and agrees that obtaining the Guaranty Releases is not a condition to the Closing.  If requested by a party in whose favor an Existing Guaranty was made (a “Guaranteed Party”), effective at the Closing Purchaser shall (i) (A) execute a substitute guaranty on terms no less favorable to Purchaser than the guarantor under the Existing Guaranty or (B) cause a successor guarantor to execute a substitute guaranty on terms no less favorable to such successor guarantor than the guarantor under the Existing Guaranty (a “Substitute Guaranty”) in order to secure such Guaranty Release and (ii) provide all documentation as may be reasonably required to obtain such Guaranty Release.  Purchaser may reasonably request that the recipient of such Substitute Guaranty agree to customary confidentiality restrictions with respect to any confidential information requested by the Guaranteed Party.  Each of Seller and Purchaser shall, and shall cause its Representatives to, keep the other Party informed as promptly as practicable in reasonable detail of the status of its efforts to obtain each Guaranty Release and concurrently provide to the other Party copies of all documents provided to or from a Guaranteed Party related to obtaining each Guaranty Release.  Purchaser shall use its reasonable best efforts to provide Seller all cooperation reasonably requested by Seller that is necessary in connection with obtaining such Guaranty Releases; provided that, other than with respect to Purchaser’s obligation to provide a Substitute Guaranty, neither Purchaser nor its Affiliates shall be required to pay money to the Guaranteed Party or any other Third Party, commence any Proceeding or offer or grant any accommodation (financial or otherwise) to the Guaranteed Party or any other Third Party in connection with Seller’s efforts to obtain a Guaranty Release.  Each Party shall use commercially reasonable efforts to give the other Parties advance notice of any in-person meeting or conference with the Guaranteed Party relating to a Guaranty Release or the transactions contemplated hereby and shall permit Representatives of the other Parties to be present at those meetings or conferences.  From and after the Closing, each Party shall continue to use reasonable best efforts to obtain any Guaranty Releases not received prior to the Closing, and in such case shall indemnify, defend and hold harmless, and compensate and reimburse, the other Party and its Affiliates and direct and indirect equityholders with respect to all liabilities or obligations arising out of or relating to any such Existing Guaranty, including as a result of Purchaser’s failure to perform or pay and discharge all obligations under such Existing Guaranty or arising from or related to Purchaser’s actions after the Closing under such Existing Guaranties (unless such obligations relate to a matter for which Purchaser is entitled to be indemnified under this Agreement). If any such Existing Guaranty remains outstanding and not fully released after the Closing, Purchaser shall not, and shall not permit the Company Group or any of their Affiliates to, (A) renew or extend the term of or (B) increase the obligations under, or transfer to another Person, any liability for which Seller or its Affiliates or direct and indirect equityholders (other than the Company Group) is or would reasonably be expected to be liable under any such outstanding Existing Guaranty.

(b)     After the Closing, Seller shall be under no obligation to extend or renew any Existing Guaranty that expires by its terms, or to agree with any beneficiary of an Existing Guaranty to any amendment, waiver, or assignment thereof.
(c)     Seller shall use its reasonable best efforts to cause the complete and unconditional release of the Company Group from those guarantees, letters of credit, surety bonds, indemnities and similar obligations with respect to the Business set forth on Section 5.26(a) of the Seller Disclosure Schedule (each, an “Existing Acquired Entity Guaranty”), and, if necessary, the substitution of a similar obligation of Seller, an Affiliate of Seller (other than a member of the Company Group) or a Third Party as the guarantor, indemnitor or responsible party (a “Substitute Acquired Entity Guaranty”) under each Existing Acquired Entity Guaranty, which Substitute Acquired Entity Guaranties shall be effective upon the Closing.  Without limiting the foregoing, if any Existing Acquired Entity Guaranty remains outstanding and not fully released after the Closing, Seller shall:
(i) continue to use reasonable best efforts after the Closing to relieve and release Purchaser, the Company Group, or its or their Affiliates or direct and indirect equityholders of any liabilities under any Existing Acquired Entity Guaranty under which Seller or one or more of its Affiliates have not been substituted in all respects for Purchaser, the Company Group, or its or their Affiliates or direct and indirect equityholders as of the Closing Date;
(ii) not (A) renew or extend the term of or (B) increase the obligations under, or transfer to another Person, any liability for which Purchaser, the Company Group, or its or their Subsidiaries or direct and indirect equityholders is or would reasonably be expected to be liable under any such outstanding Existing Acquired Entity Guaranty; and

(iii) indemnify and hold harmless, and compensate and reimburse, Purchaser, the Company Group, or its or their Affiliates or direct and indirect equityholders with respect to all Liabilities arising out of or relating to any such Existing Acquired Entity Guaranty, including any failure of Seller to perform, pay and discharge all obligations under such Existing Acquired Entity Guaranty.
(d)     Purchaser shall be under no obligation to extend or renew any Existing Acquired Entity Guaranty that expires by its terms, nor to agree with any beneficiary of an Existing Acquired Entity Guaranty to any amendment, waiver, or assignment thereof.
SECTION 5.27.     Insurance.
(a)     Purchaser acknowledges and agrees that, except as expressly provided in this Section 5.27, effective at the time of the Closing, the Company Group will cease to be insured by any Insurance Policies.  Purchaser and the Company Group or any of their respective Affiliates (but not Seller or any of its Affiliates) shall be solely responsible for procuring, paying for and maintaining insurance coverage for the Company Group effective from and after the Closing.
(b)     Notwithstanding Section 5.27(a), with respect to acts, omissions, events or circumstances allegedly or actually relating to the Company Group that occurred or existed prior to the Closing that are covered by occurrence-based Insurance Policies of Seller or any of its Affiliates (other than the Company Group) under which the Company, the Company Subsidiary or an insured affiliated with or named by the Company or the Company Subsidiary is insured prior to the Closing, Purchaser or the Company or the Company Subsidiary, or such insured as applicable, shall have the express right to make claims under such occurrence-based Insurance Policies subject to the terms and conditions thereof and this Agreement, to the extent such coverage and limits are available; provided, that Purchaser or such insured: (i) shall notify, or cause the Company or the Company Subsidiary, as applicable, to notify, Seller in writing of all such covered claims; and (ii) shall exclusively bear, or cause the Company or the Company Subsidiary or such insured, as applicable, to exclusively bear, and neither Seller nor any of its Affiliates or direct or indirect equityholders shall have any obligation to repay or reimburse Purchaser or the Company Group or such insured for, the amount of any deductibles or self-insured retentions associated with claims under such Insurance Policies, and Purchaser or such insured shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of such claims; provided, further, that any insurance proceeds related to losses incurred by the Company Group prior to the Closing shall be paid to Seller unless otherwise expressly provided in this Agreement.  Seller shall reasonably assist and cooperate with Purchaser on any claim for coverage and the receipt of insurance proceeds by or on behalf of the Company Group or Purchaser.  During the Pre-Closing Period, Seller shall take no action to exclude or remove the Company or the Company Subsidiary or an insured affiliated with or named by the Company or the Company Subsidiary from any occurrence-based Insurance Policies that were in effect at any time prior to the Closing.

(c)     For the avoidance of doubt, from and after the Closing, neither Purchaser nor the Company Group shall have any right to, nor shall any of the foregoing, make claims or seek coverage under any claims-made Insurance Policies provided to the Company Group by Third Parties or by Seller or any of its Affiliates.
(d)     Purchaser shall cause the Company Group to reasonably cooperate with Seller and share such information as is reasonably requested by Seller in order to permit Seller and its Affiliates and direct and indirect equityholders to manage and conduct their insurance matters as such Persons deem reasonably appropriate.
SECTION 5.28.    Shared Contracts.  Prior to the Closing, each of Seller and Purchaser shall use its commercially reasonable efforts to (a) seek all Consents required under any Material Contract to which Purchaser has provided written notice to Seller that such Consent shall be sought, to consummate the transactions contemplated hereby, (b) assign any Shared Contracts that relate exclusively to the Business, to the Company Subsidiary and (c) cause the Company Group to enter into new Contracts with the counterparties to the Shared Contracts which are primarily, but not exclusively, used in the Business on terms which are in the aggregate no less favorable, in the case of monetary terms, and not materially less favorable, in the case of non-monetary terms, to the Company Group those terms in the existing applicable Shared Contract so that the Company Group shall be entitled to the rights and benefits, and shall be responsible for any related economic burden, relating to the Business thereunder and Seller or its Affiliates shall be entitled to the rights and benefits, and shall be responsible for any economic burden, relating to the balance of the subject matter of such Shared Contract.  Neither Seller nor Purchaser shall be obligated to make, and without the prior written consent of Purchaser shall not cause or permit the Company Group to make, or agree to make, any payment or concession to any Third Party in connection with any such consent, assignment or new Contract.  If any Shared Contract is not assigned or separated prior to the Closing, Seller and Purchaser shall, and shall cause each of their respective Affiliates to, continue to use their commercially reasonable efforts to cause, for the 12-month period after the Closing or, if earlier, until such Shared Contract is assigned, separated or expires in accordance with its terms, (i) the rights and benefits under each Shared Contract to the extent relating to the Business to be enjoyed by the Company Group, (ii) the economic burden under each Shared Contract to the extent relating to the Business to be borne by the Company Group, (iii) the rights and benefits under each Shared Contract to the extent relating to the Business to be enjoyed by the Company Group, and (iv) the economic burden under each Shared Contract to the extent relating to any business other than the Business to be borne by Seller.  Nothing in this Section 5.28 shall require Seller, Purchaser or any of their respective Affiliates to make any payment, incur any obligation (other than those expressly set forth in this Section 5.28) or grant any concession in order to effect any transaction contemplated by this Section 5.28.
SECTION 5.29.     Director and Officer Liability.
(a)     To the fullest extent permitted by Law, the Organizational Documents of the Company Group shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, managers and officers than are set forth in the Organizational Documents of the Company Group as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing in any manner that would adversely affect the rights thereunder of any such individuals.

(b)     Prior to the Closing, Seller shall obtain or otherwise secure “tail” insurance policies to the officers’ and directors’ liability insurance policies, to remain in effect for six years after the Closing with respect to acts or omissions existing or occurring at or prior to the Closing in an amount and scope at least as favorable as the coverage applicable to such policies as of the date hereof under Seller’s existing applicable insurance policies; provided, that Seller may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage with respect to matters occurring prior to the Closing Date and extend such coverage for at least six years following the Closing Date.
(c)     Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing) is made against any Indemnified Individual on or prior to the sixth anniversary of the Closing, the provisions of this Section 5.29 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.
(d)     This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Individuals and their respective heirs and legal representatives.  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Individual is entitled, whether pursuant to law, contract or otherwise.
(e)     In the event that the Company or Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or Purchaser, as the case may be, shall succeed to the obligations set forth in this Section 5.29.
SECTION 5.30.     Transition Support Services Agreement Schedules.  On the Closing Date, each of Seller and Purchaser (on behalf of themselves and their respective applicable Affiliates) shall enter into the Transition Support Services Agreement substantially in the form attached hereto as Exhibit D.  The Parties acknowledge that the schedules to the form of Transitional Support Services Agreement (the “TSSA Schedules”) have not been finalized in their entirety and agreed to by the Parties as of the date of this Agreement.  The Parties agree to work together in good faith using their reasonable best efforts prior to the Closing to prepare and agree to the TSSA Schedules and Seller shall not unreasonably withhold, condition or delay approval of any reasonable request by Purchaser to include a service on the TSSA Schedules which has been provided by Seller or any of its Affiliates to the Company Group as of immediately prior to the Closing.
SECTION 5.31.     Information Statement Filing.
(a)     As promptly as reasonably practicable, and in any event within 60 days following the date of this Agreement, Seller shall prepare and file with the SEC the Information Statement.  Seller shall use reasonable best efforts as promptly as reasonably practicable (and after consultation with Purchaser and reasonably considering any reasonable proposals by Purchaser with respect to Seller’s response) to respond to any comments or requests for additional information made by the SEC with respect to the Information Statement.

(b)     As promptly as reasonably practicable after the Information Statement has been cleared by the SEC or as promptly as reasonably practicable after 10 days have passed since the date of filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement, Seller shall file with the SEC the Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act substantially in the form previously cleared or filed with the SEC, as the case may be, and mail a copy of the Information Statement to Seller’s stockholders of record.
(c)     Purchaser shall reasonably cooperate with Seller in the preparation of the Information Statement.  Without limiting the generality of the foregoing, (i) Purchaser will furnish to Seller the information relating to it and its Affiliates required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Information Statement, that is customarily included in information statements prepared in connection with transactions of the type contemplated by this Agreement or that is reasonably requested by Seller, and (ii) prior to the filing with the SEC or the mailing to the stockholders of Seller of the Information Statement, Seller shall provide Purchaser with a reasonable opportunity to review and comment on, and Seller shall reasonably consider all comments reasonably proposed by Purchaser with respect to, the Information Statement.  Each of Seller and Purchaser agrees to correct any information provided by it for use in the Information Statement which shall have become false or misleading.  Seller shall promptly (A) notify Purchaser upon the receipt of any comments or requests from the SEC and its staff related to the Information Statement and (B) provide Purchaser with copies of all correspondence between Seller and its Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent such correspondence relates to the Information Statement.  No amendment or supplement to the Information Statement shall be made by Seller without providing the Purchaser with a reasonable opportunity to review and comment on, and Seller shall reasonably consider all comments reasonably proposed by Purchaser with respect to, such amendment.
SECTION 5.32.     Seller 365 Day Certificate.  No later than September 10, 2021 at 12:00 p.m. Central Time, if the Closing has not occurred prior to such time, Seller shall deliver to Purchaser a certificate in the form attached hereto as Exhibit H dated as of September 10, 2021 duly executed by an authorized officer of Seller; provided, however that notwithstanding anything to the contrary in this Agreement, other than with respect to Fraud, failure of any certification, representation, warranty or other statement in the certificate delivered pursuant to this Section 5.32 to be true and correct as of such date shall not constitute a breach of any representation, warranty or covenant under this Agreement for any purpose.  Time is of the essence with respect to this Section 5.32.

SECTION 5.33.     Transfer and Release of Collateral.
(a)     Prior to the Closing, Seller shall use its reasonable best efforts to (i) transfer or cause to be transferred from the Company Group to Seller any and all cash and cash equivalents which are held as collateral, pledged or otherwise required to support the Pre-Closing DOE Letter of Credit, such that the Company Group shall have no further rights in such cash and cash equivalents or obligations pursuant to the Company Subsidiary Deposit Account Pledge Agreement (as defined in the Seller Disclosure Schedule) and (ii) transfer or cause to be transferred from Seller to the Company Group any and all cash and cash equivalents which are held by Seller but collateralized, pledged or otherwise required to support any other letters of credit, performance bonds, surety bonds or similar instruments required by any Educational Agency for the benefit of, or with respect to, the Company Group (such cash or cash equivalents, the “Seller Regulatory Collateral”), in each case to the extent permissible pursuant to the terms of such instruments.
(b)     With respect to any Seller Regulatory Collateral held by Seller at or following the Closing, Purchaser shall use its reasonable best efforts from and after the Closing to cause such Seller Regulatory Collateral to be released from or otherwise become free of the Liens under the applicable letters of credit, performance bonds, surety bonds or similar instruments to which such collateral relates to permit such Seller Regulatory Collateral to be transferred by Seller without breach of or violation thereof or of any applicable Law or Educational Law.  With respect to any Seller Regulatory Collateral or portion thereof that remains Seller Regulatory Collateral as of the one-year anniversary of the Closing Date (other than any DOE Restricted Cash), Purchaser shall, or shall cause the Company Group to, remit the amount of such remaining Seller Regulatory Collateral or such portion thereof to Seller within 30 days following the one-year anniversary of the Closing Date (any amounts so remitted to Seller, the “Seller Regulatory Collateral Refund”).  To the extent that any Seller Regulatory Collateral (excluding, for the avoidance of doubt, any DOE Restricted Cash) or portion thereof is released following the payment by Purchaser or the Company Group of any Seller Regulatory Collateral Refund with respect thereto, Seller shall promptly, and in any event within 30 days following such release in whole or in part thereof, remit to Purchaser any such Seller Regulatory Collateral with respect to which Seller had received a Seller Regulatory Collateral Refund.
(c)     With respect to any DOE Restricted Cash: (i) so long as such cash or cash equivalents remain DOE Restricted Cash, such DOE Restricted Cash shall not be transferred or pledged, other than pursuant to the Pre-Closing Letter of Credit, the Company Subsidiary Deposit Account Pledge Agreement or any other related pledge agreement; (ii) Purchaser will request that the depositary bank of such DOE Restricted Cash provide monthly statements of the amount of such cash to Seller; (iii) promptly, and in any event within 30 days following the date on which Seller notifies Purchaser in writing that the Pre-Closing DOE Letter of Credit is terminated or released, or the DOE Restricted Cash is otherwise released from the pledge or restrictions thereon, including the Company Subsidiary Deposit Account Pledge Agreement, in each case, such that Purchaser may transfer such cash or cash equivalents to Seller or its designee, in whole or in part, without breach or violation thereof or of any Law or Educational Law, Purchaser shall remit such released cash or cash equivalents to Seller or Seller’s designee.  Purchaser shall have no right to set-off, deduction, recoupment or offset regarding any DOE Restricted Cash with respect to any payments owed, obligations, disputes, claims or Liabilities that Purchaser could assert against Seller, whether under this Agreement or otherwise.
(d)     For the avoidance of doubt, with respect to any Regulatory Restricted Cash included in the calculation of Closing Cash and Cash Equivalents, from and after the Closing, Purchaser shall not have any obligation to remit such cash to the Seller pursuant to this Section 5.33 following the release thereof.

ARTICLE VI
CONDITIONS TO THE CLOSING
SECTION 6.01.     Conditions to Purchaser and Seller’s Obligation.  The respective obligations of Purchaser and Seller to consummate the Closing are subject to the satisfaction or written waiver (to the extent permitted by applicable Law (without giving effect to the proviso in the definition thereof)) by Purchaser and Seller at or prior to the Closing of the following conditions:
(a)     No Restraints.  No Governmental Authority of competent jurisdiction or Educational Agency shall have enacted, issued, promulgated, enforced or entered any Judgment or Law (without giving effect to the proviso in the definition thereof) that (i) is in effect and (ii) prohibits or prevents the consummation of the transactions contemplated hereby.
(b)     Antitrust Approvals.  Any waiting period under the HSR Act and the Foreign Filing set forth on Section 6.01(b) shall have expired or been terminated, any approvals, consents, waivers, or clearances required in connection with the transactions contemplated hereby under the Foreign Filing shall have been obtained and there not be in effect any Law or Judgment (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the transactions contemplated hereunder and there shall not be in effect any voluntary agreement between Purchaser, Seller or its Affiliates (including the Company Group) and the United States Federal Trade Commission, United States Department of Justice or other applicable Governmental Authority pursuant to which Purchaser, Seller or its Affiliates, as applicable, has agreed not to consummate the transactions contemplated hereunder for any period of time.
(c)     Educational Regulatory Conditions. The Parties shall have received (i) the DOE Preacquisition Response, and (ii) all Pre-Closing Educational Consents listed on Section 6.01(c)(ii) of the Seller Disclosure Schedule shall have been obtained or made, as applicable.
(d)     Seller Stockholder Approval.  The Information Statement shall have been cleared by the SEC and sent to Seller’s stockholders in accordance with Section 5.31 and Regulation 14C of the Exchange Act at least 20 days prior to the Closing Date.
SECTION 6.02.    Conditions to Obligation of Purchaser.  The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or written waiver by Purchaser, to the extent permitted by Law (without giving effect to the proviso in the definition thereof)) at or prior to the Closing of the following conditions:
(a)     Representations and Warranties.  (i) Each of the Fundamental Representations of Seller shall be true and correct in all respects as of the date hereof and as of the Closing as though made on and as of the Closing (except that those representations and warranties which expressly relate to a particular date need only be so true and correct as of such date), except for any failure to be so true and correct that is de minimis in nature and (ii) the representations and warranties of Seller contained in this Agreement that are not subject to the immediately preceding clause (i) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar qualifier, except that the term “Material Contracts”, the word “material” as set forth in Section 3.08(c) and the words “Material Adverse Effect” as set forth in Section 3.09 shall be given effect) as of the date hereof and as of the Closing as though made on and as of the Closing (except that those representations and warranties which expressly relate to a particular date need only be so true and correct as of such date) except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect.

(b)     Performance of Obligations of Seller and the Company.  Seller shall have performed or complied with, in all material respects, all agreements, covenants and obligations required by this Agreement to be performed or complied with by it prior to or at the time of the Closing.
(c)     No Material Adverse Effect.  Since the date hereof, there shall not have been, nor shall there be, a Material Adverse Effect.
(d)     Educational Regulatory Conditions.
(i) The University shall not have lost or withdrawn from its participation in Title IV Programs.
(ii) The Pre-Closing Educational Consent listed on Section 6.01(d)(ii) of the Seller Disclosure Schedule shall have been obtained or made, as applicable.
(e)     Deliveries.  Purchaser shall have received the deliverables described in Section 2.02(d)(i), (ii), (iii), (v) and (vi).
(f)     Existing Debt Release.  Each member of the Company Group and all assets held by the Company Group shall have been irrevocably released from any and all obligations (including guarantees) and Liens under the Existing Credit Agreement and related loan documents, the Existing Indenture and Existing Notes.
SECTION 6.03.     Conditions to Obligation of Seller.  The obligation of Seller to consummate the Closing is subject to the satisfaction (or written waiver by Seller, to the extent permitted by Law (without giving effect to the proviso in the definition thereof)) on or prior to the Closing Date of the following conditions:
(a)     Representations and Warranties.  (i) Each of the Fundamental Representations of Purchaser shall be true and correct in all respects as of the date hereof and as of the Closing as though made on and as of the Closing (except that those representations and warranties which expressly relate to a particular date need only be so true and correct as of such date), except for any failure to be so true and correct that is de minimis in nature and (ii) the representations and warranties of Purchaser contained in this Agreement that are not subject to the immediately preceding clause (i) shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) as of the date hereof and as of the Closing as though made on and as of the Closing (except that those representations and warranties which expressly relate to a particular date need only be so true and correct as of such date), except, in the case of this clause (ii), to the extent that the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent or materially and adversely affect Purchaser’s ability to perform its obligations hereunder or consummate the transactions to be consummated by Purchaser hereunder.

(b)     Performance of Obligations of Purchaser.  Purchaser shall have performed or complied with, in all material respects, all agreements, covenants and obligations required by this Agreement to be performed or complied with by it prior to or at the time of the Closing.
(c)     Deliveries.  Seller shall have received the deliverables described in Section 2.02(b)(i), (ii) and (iii).
ARTICLE VII
TERMINATION
SECTION 7.01.     Termination.  This Agreement may be terminated, and the transactions contemplated by this Agreement abandoned, at any time prior to the Closing:
(a)     by mutual written consent of Seller and Purchaser; or
(b)     by either Seller or Purchaser:
(i) if consummation of the transactions contemplated hereby would violate any non-appealable final Law (without giving effect to the proviso in the definition thereof) or Judgment of any Governmental Authority (without giving effect to the proviso in the definition thereof) having competent jurisdiction; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement has been the primary cause of, or primarily resulted in, the issuance of such non-appealable final Law (without giving effect to the proviso in the definition thereof) or Judgment and such action or failure to perform constitutes a breach of this Agreement;
(ii) if the Closing does not occur on or prior to March 11, 2022 (such date, the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to have occurred on or before the End Date and such action or failure to perform constitutes a breach of this Agreement; or
(iii) if the DOE issues a written response to the DOE Preacquisition Application following the completion of the DOE’s comprehensive review, which written response affirmatively states that the PPA approving the change of ownership will not be issued following the Closing and such statement is not qualified or conditioned and such written response has not been withdrawn or superseded by a subsequent written response that does not contain such statement; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(iii) shall not be available to any Party who is then in material breach of Section 5.05(b);

(c)     by Purchaser:
(i) if Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.01, Section 6.02(a), Section 6.02(b) or Section 6.02(c) and (B) cannot be cured by Seller by the End Date, or if capable of being cured by such date, shall not have been cured by the earlier of (1) the 30th day following receipt by Seller of written notice of such breach or failure to perform from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 7.01(c) and the basis for such termination and (2) the End Date; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if Purchaser is then in breach of any representations, warranties, covenants or other agreements hereunder which breach would result in a condition to the Closing set forth in Section 6.01, Section 6.03(a) or Section 6.03(b) not being satisfied; or
(ii) if the DOE issues a written response to the DOE Preacquisition Application following the completion of the DOE’s comprehensive review setting forth any terms of or conditions to the issuance of the PPA approving the change of ownership following the Closing, which contains a Burdensome Condition; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(ii) if Purchaser is then in material breach of Section 5.05(b); or
(d)     by Seller:
(i) (A) if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (1) would give rise to the failure of a condition set forth in Section 6.01, Section 6.03(a) or Section 6.03(b) and (2) cannot be cured by Purchaser by the End Date, or if capable of being cured by such date, shall not have been cured by the earlier of (x) the 30th day following receipt by Purchaser of written notice of such breach or failure to perform from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination and (y) the End Date; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if Seller is then in breach of any representations, warranties, covenants or other agreements hereunder which breach would result in a condition to the Closing set forth in Section 6.01, Section 6.02(a), Section 6.02(b) or Section 6.02(c) not being satisfied or (B) notwithstanding any cure periods set forth in Section 7.01(d)(i), if all of the conditions set forth in Section 6.01, Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied (other than any condition which by its nature is to be satisfied at the Closing) and Purchaser fails to consummate the Closing by the time the Closing should have occurred pursuant to Section 2.02; or
(ii) if (A) all of the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied or waived at the Closing itself, but subject to the ability of such conditions to be satisfied at the Closing) if the Closing Date were the date the Closing should have occurred pursuant to Section 2.02), (B) Purchaser fails to consummate the Closing within two Business Days following the date the Closing should have occurred pursuant to Section 2.02, (C) Seller has irrevocably confirmed by written notice to Purchaser that (1) all conditions set forth in Section 6.01 (with respect to Seller) and Section 6.03 have been satisfied or that it will waive any unsatisfied conditions in Section 6.01 (with respect to Seller) and Section 6.03 and (2) Seller is ready, willing and able to and will consummate the Closing on such date and at all times during the five Business Day period thereafter and (D) the Closing shall not have been consummated by the later of five Business Days after delivery of such notice and the earliest date the Closing would occur pursuant to Section 2.02; provided that during such five Business Day period following the date the Closing should have been consummated pursuant to Section 2.02, neither Party shall be entitled to terminate this Agreement pursuant to Section 7.01(b)(ii).

SECTION 7.02.     Effect of Termination.  In the event Seller or Purchaser elects to terminate this Agreement pursuant to Section 7.01(b), (c) or (d), such termination shall be effective only upon written notice thereof delivered to the other Party, specifying the provision hereof pursuant to which such termination is made; provided, that in the case of termination pursuant to Section 7.01(c) or Section 7.01(d)(i), such termination is subject to the prior delivery of the notice and cure period referenced therein, if applicable.  In the event that this Agreement is validly terminated pursuant to Section 7.01, this Agreement shall forthwith become null and void and of no further force and effect (other than the provisions of Section 5.03(a) (Confidentiality), Section 5.09 (Publicity), this Article VII and Article X, all of which shall survive termination of this Agreement), and there shall be no Liability on the part of Purchaser or Seller or their respective Affiliates or Representatives, except, subject to Section 7.03, (a) as Liability may exist pursuant to the sections specified in this Section 7.02 that survive such termination and (b) that no such termination shall relieve either Party from any Liability arising out of any Willful Breach by such Party of any covenant or agreement of such Party contained in this Agreement or Fraud.  “Willful Breach” means a knowing and intentional deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.
SECTION 7.03.     Termination Fees.
(a)     In the event that this Agreement is validly terminated:
(i) by Seller pursuant to Section 7.01(d)(i) or Section 7.01(d)(ii) (or is otherwise terminated when Seller was entitled to terminate this Agreement pursuant to Section 7.01(d)(i) or Section 7.01(d)(ii)),
(ii)  by Purchaser pursuant to Section 7.01(b)(ii) at a time when (A) the conditions set forth in Section 6.01(c)(i) is the only condition in Article VI which remains unsatisfied (other than those conditions that by their terms are to be satisfied or waived at the Closing itself, but subject to the ability of such conditions to be satisfied at the Closing), (B) the DOE’s written response to the DOE Preacquisition Application following the completion of the DOE’s comprehensive review has been received and (C) Purchaser does not have a right to terminate this Agreement under Section 7.01(b)(i), Section 7.01(b)(iii), or Section 7.01(c)(i), or

(iii) by Purchaser pursuant to Section 7.01(c)(ii) at a time when Purchaser does not have a right to terminate this Agreement under Section 7.01(b)(i) or Section 7.01(c)(i), then Purchaser shall pay to Seller (or Seller’s designee) a non-refundable termination fee of $88,800,000 in cash by wire transfer of immediately available funds (the “Termination Fee”) as promptly as practicable and in any case within two Business Days following such termination.
(b)     Purchaser acknowledges that in the event that Purchaser shall fail to pay the Termination Fee when due, Purchaser shall reimburse Seller and its Affiliates for all reasonable costs and expenses actually incurred or accrued by Seller or its Affiliates (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amount, together with interest on such unpaid amounts at four percent per annum, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment.  The Parties acknowledge and agree that nothing in this Section 7.03 shall be deemed to affect their respective rights to specific performance under Section 10.13.
(c)     In the event that Seller shall receive full payment pursuant to Section 7.03(a), the receipt of the Termination Fee, as applicable, shall be deemed to be liquidated damages for any and all Losses suffered or incurred by Seller, the Company Group or any of the Related Parties or their respective Representatives in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of Seller, the Company Group or any of the Related Parties or their respective Representatives shall be entitled to bring or maintain any Proceeding against Purchaser, the Debt Financing Sources or their respective Affiliates and Representatives arising out of or in connection with this Agreement, the Debt Commitment Letter, any Fee Letter, the Ancillary Documents or any transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.
(d)     The Parties acknowledge and agree that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, that any payment of the Termination Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision and that, without these agreements, the Parties would not have entered into this Agreement.

(e)     Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 7.03 and Seller’s rights set forth in Section 10.13, the Parties acknowledge that, in the circumstances where the Termination Fee is paid to Seller pursuant to Section 7.03(a), the reimbursement and indemnification obligations of Purchaser and its Affiliates under Section 5.15 and Seller’s receipt of the Termination Fee and any other amounts pursuant to Section 7.03(b) from Purchaser and Seller’s right to seek specific performance of this Agreement by Purchaser prior to termination of this Agreement, as provided for and subject to the limitations set forth in Section 10.13, shall be the sole and exclusive remedy of Seller, the Company Group and the Related Parties and their respective Representatives, successors and assigns against Purchaser, the Debt Financing Sources and their respective Affiliates and Representatives for any Losses and Liabilities suffered as a result of this Agreement, the Debt Commitment Letter, any Fee Letter, the Ancillary Documents, the transactions contemplated hereby and thereby, the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder, any statements or representations made in connection with this agreement or under any theory of liability related to any of the foregoing or otherwise, whether at law or in equity, in contract, in tort or otherwise, and upon receipt by Seller of such amounts, none of Purchaser, the Debt Financing Sources or their respective Affiliates and Representatives shall have any further Liability or obligation relating to or arising out of this Agreement, the Debt Commitment Letter, any Fee Letter, the Ancillary Documents or the transactions contemplated hereby or thereby.  For the avoidance of doubt, in the circumstances where this Agreement has been terminated by Seller pursuant to Section 7.01(d)(i) or Section 7.01(d)(ii) and Seller has received full payment of the Termination Fee pursuant to Section 7.03(a), none of Seller, the Company Group or any Related Party or their respective Affiliates, Representatives, successors and assigns will be entitled to monetary damages in excess of the amount of the Termination Fee (except for any indemnification or reimbursement pursuant to Section 5.16 and any amounts payable pursuant to Section 7.03(b)).  In any other circumstance, the amount of the Termination Fee shall not serve as a cap or limitation on the amount of any monetary damages to which Seller, the Company Group or any Related Party of their respective Affiliates, Representatives, successors and assigns may be entitled pursuant to or in connection with this Agreement, the Debt Commitment Letter, any Fee Letter, the Ancillary Documents and the transactions contemplated hereby and thereby (including the failure to consummate any such transactions).  In no event shall (i) Purchaser be required to pay the Termination Fee on more than one occasion, whether paid by or on behalf of Purchaser or any of its Affiliates or (ii) Seller, the Company Group or the Related Parties be entitled to receive (or designate any other Persons to receive) the Termination Fee more than once, and while Seller may pursue both a grant of specific performance to consummate the Closing in accordance with Section 10.13 and the payment of the damages or Termination Fee under Section 7.03(a), under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance to consummate the Closing and any payment of the Termination Fee.  For the avoidance of doubt, in no event shall the Termination Fee be payable on more than one occasion, regardless of whether the termination fee is payable in respect of more than one event giving rise to a right of termination.

ARTICLE VIII
INDEMNIFICATION
SECTION 8.01.     Survival.  The representations and warranties contained in Article III and Article IV shall survive the Closing until the first anniversary of the Closing Date; provided, that notwithstanding the foregoing, (a) the Fundamental Representations shall survive until the sixth anniversary of the Closing and (b) the representations and warranties contained in Section 3.15 (Taxes) shall survive until the third anniversary of the Closing.  All of the covenants and other agreements of the Parties contained in this Agreement for which performance or fulfillment is contemplated to occur (i) prior to the Closing shall survive the Closing until the first anniversary of the Closing Date and (ii) at or following the Closing shall survive until fully performed or fulfilled; provided that, (x) in the case of claims for indemnification under Section 8.02(a)(iii) with respect to Indemnified Taxes described in clauses (a) or (d) of the definition of “Indemnified Taxes”, the Claim Notice must be given before 60 days after the expiration of the applicable statute of limitations (including any statute applicable to the collection of any such Indemnified Taxes) and (y) in the case of claims for indemnification under Section 8.02(a)(iii) with respect to Indemnified Taxes described in clauses (b) or (c) of the definition of “Indemnified Taxes” or claims for indemnification under Section 8.02(vi), the Claim Notice must be given before the third anniversary of the Closing.  Any claim for indemnification under this Article VIII must be asserted by a Claim Notice within the applicable survival period contemplated by this Section 8.01, and if such a Claim Notice is given within such applicable period, the survival period for such representation, warranty, covenant or other agreement with respect to such claim shall continue until the claim is fully resolved.
SECTION 8.02.     Indemnification.
(a)     Post-Closing Indemnification by Seller.  Subject to this Article VIII, from and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing, the Company Group) and each of Purchaser’s and such Affiliates’ respective Representatives (the “Purchaser Indemnitees”) from and against, and compensate and reimburse them for, any and all damages, claims, losses, costs, Liabilities, Judgments, expenses or amounts paid in settlement, including interest, fines, penalties, reasonable attorneys’ fees and expenses of investigation, defense, enforcement of this Agreement and remedial action (collectively, “Losses”), asserted against, suffered, sustained, accrued or incurred by such Purchaser Indemnitees arising out of or relating to:
(i) any breach of or inaccuracy in any representation or warranty made by Seller or the Company Group in this Agreement or in any certificate delivered to Purchaser pursuant to this Agreement, other than (A) the representations and warranties set forth in Section 3.15 (Taxes) (which are the subject of Section 8.02(a)(iv)), and (B) the certificate delivered pursuant to Section 5.32;
(ii) any failure of Seller to perform or any breach by Seller of any covenant or obligation of Seller in or pursuant to this Agreement;
(iii) any Indemnified Taxes;
(iv) any breach of or inaccuracy in any representation or warranty set forth in Section 3.15 (Taxes);
(v) any Liabilities of Seller or its Affiliates to the extent not arising out of or relating to the Business or the Company Group; or
(vi) any matter described on Section 8.02(a)(vi) of the Seller Disclosure Schedule.

(b)     Indemnification by Purchaser.  Subject to this Article VIII, from and after the Closing, Purchaser shall indemnify Seller and its Affiliates and each of their respective Representatives and Affiliates (the “Seller Indemnitees”) from and against, and compensate and reimburse them for, any and all Losses asserted against, suffered, sustained, accrued or incurred by such Seller Indemnitees arising out of or relating to:
(i) any breach of or any inaccuracy in any representation or warranty made by Purchaser in this Agreement or any certificate delivered to Seller pursuant to this Agreement;
(ii) any failure of Purchaser to perform or any breach by Purchaser of any covenant or obligation of Purchaser in or pursuant to this Agreement;
(iii) any Liabilities to the extent arising out of or relating to the ownership or operation of the Business or the Company Group following the Closing by Purchaser or its Affiliates; or
(iv) any amounts drawn by the DOE under a Pre-Closing DOE Letter of Credit on behalf of the Company Group.
(v) The term “Losses” as used in this Article VIII is not limited to Third Party Claims, but includes Losses incurred or sustained by such Indemnified Parties in the absence of Third Party Claims, and payments by an Indemnified Party shall not be a condition precedent to recovery; provided that Losses shall not include punitive and special damages except to the extent such Indemnified Party is actually liable to a Third Party for such amounts in connection with a Third Party Claim and such amounts are otherwise indemnifiable pursuant to this Article VIII.
SECTION 8.03.     Indemnification Procedures.
(a)     Third Party Claims.  If any Purchaser Indemnitee or Seller Indemnitee (the “Indemnified Party”) receives written notice or written threat of the commencement of any Proceeding or the assertion of any claim by a Third Party or the imposition of any penalty or assessment, for which indemnity may be sought under Section 8.02(a) or Section 8.02(b) (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article VIII, the Indemnified Party shall promptly (but no later than 30 days after receiving such notice or threat), and in any event prior to the expiration of any applicable survival period specified in Section 8.01, provide the other Party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating, to the extent available and practicable, reasonable detail thereof, including the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Third Party Claim), the method of computation thereof (to the extent known or estimated), any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought.  Failure of the Indemnified Party to give such notice within such 30-day period will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent (and then only to such extent) that such failure actually and materially prejudices the defense of such Third Party Claim.  The Indemnifying Party will have 30 days from receipt of any such notice of a Third Party Claim to give notice to the Indemnified Party whether it is assuming and controlling the defense, appeal or settlement proceedings thereof with counsel of the Indemnifying Party’s choice, it being understood that the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnified Party with respect to such Third Party Claim, except to the extent provided in this Section 8.03; provided, further, that an Indemnifying Party shall not have the right to assume and control such defense, appeal or settlement proceedings if (i) such Third Party Claim seeks non-monetary relief (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages), (ii) such Third Party Claim seeks criminal or regulatory enforcement penalties or involves an Educational Approval, (iii) the Indemnifying Party fails to conduct the defense of the Third Party Claim diligently, (iv) such Third Party Claim seeks money damages reasonably likely to be adjudicated in excess of the applicable cap set forth in Section 8.04, (v) the Indemnified Party has reasonably concluded, based on the advice of counsel, that the Indemnifying Party and the Indemnified Party have a material conflict under applicable standards of professional conduct with respect to such Third Party Claim or (vi) in the case of indemnification of a Purchaser Indemnitee, any insurer or underwriter is required or has elected to assume the defense of such Third Party Claim under the R&W Insurance Policy.  Any notice of an Indemnifying Party indicating that it is assuming and controlling the defense, appeal or settlement proceedings with respect to any Third Party Claim shall be accompanied by a statement of the Indemnifying Party, for informational purposes only, indicating whether the Indemnifying Party currently believes that it will responsible and liable for all Losses which result from such Third Party Claim, subject to the limitations set forth in Section 8.04 or has any grounds to contents its responsibility and liability therefor.

(b)     So long as the Indemnifying Party has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, (i) the Indemnified Party may retain separate co‑counsel at the Indemnified Party’s sole cost and expense and participate in (but not control) the defense, appeal or settlement proceedings of the Third Party Claim; provided, that in the event the Indemnified Party has reasonably concluded, based on the advice of counsel, that the Indemnifying Party and the Indemnified Party have a material conflict under applicable standards of professional conduct with respect to such Third Party Claim, the reasonable and documented cost of such one separate co-counsel (together with no more than one necessary local counsel in any applicable jurisdiction) shall be funded by the Indemnifying Party as Losses hereunder, (ii) the Indemnified Party will not admit any Liability, file any papers or consent to the entry of any Judgment or enter into any settlement agreement, compromise or discharge with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (iii) the Indemnifying Party shall be authorized to file any papers or consent to the entry of any Judgment or enter into any settlement agreement, compromise or discharge with respect to the Third Party Claim in its sole discretion and without the consent of any Indemnified Party; provided, that such papers, Judgment, settlement agreement, compromise or discharge fully releases the Indemnified Party from any Liability with respect to such Third Party Claim and does not involve any admission of any wrongdoing by any Indemnified Party and does not impose any obligation, restriction, injunctive or non-monetary relief on any Indemnified Party.  Any such participation or assumption shall not constitute a waiver by any Party of any attorney-client privilege in connection with such Third Party Claim.  If an Indemnifying Party does not have the right or elects not to assume or fails to assume the defense, appeal or settlement proceedings of a Third Party Claim within such 30-day period, then the Indemnified Party may employ counsel of its choice to represent or defend it against any such Third Party Claim, and the attorney’s fees and costs, in each case to the extent reasonable and documented, incurred by the Indemnified Party for such counsel will be included in the Losses.  The Parties will also cooperate in any such defense, appeal or settlement proceedings, and give each other reasonable access to all information relevant thereto.  Whether or not the Indemnifying Party has assumed or controls the defense, appeal or settlement Proceedings with respect to a Third Party Claim, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any Judgment that was consented to without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
(c)     Other Claims.
(i) As soon as reasonably practicable after an Indemnified Party becomes aware of any claim that does not involve a Third Party Claim that might result in Losses for which such Indemnified Party may be entitled to indemnification under this Article VIII (a “Direct Claim”), and in any event prior to the expiration of any applicable survival period specified in Section 8.01, the Indemnified Party shall provide written notice (a “Claim Notice”) to the Indemnifying Party stating, to the extent available and practicable, reasonable detail thereof, including the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Direct Claim), the method of computation thereof (to the extent known or estimated) and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Direct Claim and the basis for indemnification sought.  Failure of the Indemnified Party to give such Claim Notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent (and then only to such extent) that the Indemnifying Party is actually prejudiced thereby.
(ii) Following receipt of a Claim Notice from an Indemnified Party, the Indemnifying Party shall have 45 days to make such investigation of the claim as the Indemnifying Party reasonably deems necessary or desirable.  For purposes of such investigation, the Indemnified Party agrees to make available to the Indemnifying Party or its Representatives the information relied on by the Indemnified Party to substantiate the claim and all other information in the Indemnified Party’s possession or under the Indemnified Party’s control that the Indemnifying Party reasonably requests.
(iii) Within such 45-day period, an Indemnifying Party may object to any claim set forth in such Claim Notice by delivering written notice to the Indemnified Party of the Indemnifying Party’s objection (an “Indemnification Objection Notice”).  Such Indemnification Objection Notice must describe the grounds for such objection in reasonable detail.
(iv) If an Indemnifying Party shall object in writing to any claim or claims by an Indemnified Party made in any Claim Notice, the Indemnified Party shall have 30 days after its receipt of such objection to respond in a written statement to such objection.  If after such 30-day period there remains a dispute as to any claims, the Indemnifying Party and the Indemnified Party shall attempt in good faith for 20 days (or any mutually agreed upon extension thereof) thereafter to agree in writing upon the rights of the respective Parties with respect to each of such claims.  If no such written agreement can be reached after good faith negotiation, each of the Indemnifying Party and the Indemnified Party may take action to resolve the objection in accordance with Section 10.08, Section 10.09, Section 10.10 and Section 10.11.

SECTION 8.04.     Limitations on Indemnification.  Notwithstanding anything to the contrary contained in this Agreement (subject, in each case, to Section 8.04(h)):
(a)     no Indemnifying Party’s aggregate maximum Liability under this Article VIII shall exceed the Base Consideration;
(b)     no Indemnifying Party shall have any Liability under Section 8.02(a)(i) [Seller General Representations and Warranties other than Tax Representations] or Section 8.02(b)(i) [Purchaser Representations and Warranties], as applicable, unless (i) with respect to any given claim or series of related claims for Losses, such claim or series of related claims is in excess of $50,000 (and then for the full amount of such Losses once the claim individually exceeds such amount) and (ii) the aggregate Liability for Losses suffered by the Seller Indemnitees or the Purchaser Indemnitees, respectively, thereunder exceeds an amount equal to $5,550,000, and then only to the extent of such excess;
(c)     Seller shall not have any Liability under Section 8.02(a)(i) [Seller General Representations and Warranties other than Tax Representations] in excess of $5,550,000;
(d)     Seller shall not have any Liability under (i) Section 8.02(a)(i) [Seller General Representations and Warranties other than Tax Representations], (ii) Section 8.02(a)(iv) [Seller Tax Representations and Warranties] and (iii) Section 8.02(a)(iii) [Indemnified Taxes] solely with respect to Indemnified Taxes described in clauses (b) and (c) of the definition of “Indemnified Taxes”, in excess of $11,100,000 in the aggregate;
(e)     Seller shall not have any Liability under Section 8.02(a)(vi) in excess of $9,000,000;
(f)     Purchaser shall not have any Liability under Section 8.02(b)(i) [Purchaser Representations and Warranties] in excess of $5,550,000;
(g)     neither Party shall have any Liability under this Article VIII for any item or amount taken into account in the final determination of the Purchase Price pursuant to Section 2.04; and
(h)     the limitations set forth in (i) this Section 8.04 shall not apply with respect to any claims for Fraud and (ii) Section 8.04(b), Section 8.04(c), and Section 8.04(d) shall not apply with respect to any breach of, or inaccuracy in, any Fundamental Representations.

SECTION 8.05.     Calculation of Indemnity Payments.
(a)     The amount of any Loss for which indemnification is provided under this Article VIII or Article IX shall be calculated net of any amounts actually received (net of any premium increases or retroactive premium adjustments and any costs and expenses incurred by the Indemnified Party in connection with such recovery) by the Indemnified Party (including under insurance policies and the R&W Insurance Policy).  The Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek recovery under all insurance and indemnity, contribution or similar provisions covering such Loss; provided that no Purchaser Indemnitee shall have any obligation to (i) institute any Proceeding to obtain any such insurance if such Proceeding is not deemed, in Purchaser’s reasonable discretion, to be covered by such policy or (ii) make any material expenditures to obtain such recovery unless the Indemnifying Party has agreed to reimburse such expenditures.
(b)     If an Indemnified Party recovers an amount from a Third Party in respect of Losses that are the subject of indemnification hereunder or after all or a portion of such Losses have been paid by an Indemnifying Party pursuant to this Article VIII, then the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) (A) the amount paid by the Indemnifying Party in respect of such Losses plus (B) the amount received by the Indemnified Party in respect thereof over (ii) the full amount of the Losses, including for any out-of-pocket expenses (including reasonable attorney’s fees and expenses) expended by the Indemnified Party in pursuing such recovery or defending any claims arising therefrom.  Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article VIII, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any Third Party insurers and any Third Parties that do not have any material ongoing relationship with Purchaser, its Affiliates or the Business, and the Indemnified Party shall assign any such rights to the Indemnifying Party upon the reasonable written request of the Indemnifying Party.
(c)     Each Party shall, and shall cause its Affiliates to, use commercially reasonable efforts to mitigate any Loss indemnifiable hereunder upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Loss that are indemnifiable hereunder.  Neither Party shall be entitled to any payment, adjustment or indemnification more than once with respect to the same matter (it being understood, however, that the fact that Losses may be recovered under more than one provision of this Agreement shall not prevent an Indemnified Party from recovering all Losses to which it is entitled under any provision of this Agreement).
(d)     For purposes of determining whether there has been a breach of, or inaccuracy in any representation or warranty or failure of any covenant or agreement and calculating the amount of Loss with respect thereto, all limitations or qualifications contained therein based on materiality, materiality threshold or Material Adverse Effect shall be disregarded.  For the avoidance of doubt, without limiting Section 5.32 or Section 8.02(a)(i)(B), this Section 8.05(d) applies to any certificate delivered hereunder.
SECTION 8.06.     Exclusivity.  Except for (a) a claim for Fraud, (b) the rights of any Party to seek equitable remedies (including specific performance or injunctive relief) or any remedies available to it under applicable Law in the event of a Party’s failure to comply with its indemnification obligations hereunder, (c) Seller’s rights pursuant to Section 5.26(a) and Purchaser’s rights pursuant to Section 5.26(c), (d) the determination of the Purchase Price (which shall be resolved exclusively pursuant to Section 2.04) and (e) the remedies set forth in Article IX, from and after the Closing, each Party’s sole and exclusive remedy with respect to any and all claims relating to or arising out of this Agreement, the Company Group, the Interests, the transactions contemplated by this Agreement, including the negotiation of this Agreement and each Party’s due diligence investigations related to the transactions contemplated hereby, shall be pursuant to the indemnification provisions set forth in this Article VIII or Article IX and the remedies in Section 10.13 and, with respect to Purchaser, the R&W Insurance Policy.  For the avoidance of doubt, the foregoing shall in no way limit the remedies available to any Person under the Ancillary Documents.

SECTION 8.07.     Tax Treatment of Indemnification.  Purchaser and Seller agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price for Tax purposes, unless otherwise required as the result of a determination by a Taxing Authority (within the meaning of Section 1313 of the Code and similar provisions under state, local or foreign Tax Law).
SECTION 8.08.     Claims Unaffected by Investigation or Waiver.  The right of an Indemnified Party to indemnification or to assert or recover on any claim for indemnification shall not be affected by any investigation conducted with respect to, or any knowledge capable of being acquired, at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of or compliance with, any of the representations, warranties, covenants or agreements set forth in this Agreement.
SECTION 8.09.     R&W Insurance Policy.  The Parties acknowledge and agree that the denial of any claim made by any Purchaser Indemnitee under the R&W Insurance Policy, in and of itself, shall not be construed as, or used as evidence that, such Purchaser Indemnitee is not entitled to indemnification under this Article VIII.  Seller shall use its commercially reasonable efforts to assist and cooperate with Purchaser in connection with any claim by a Purchaser Indemnitee under, or recovery by a Purchaser Indemnitee with respect to, the R&W Insurance Policy.
SECTION 8.10.     Manner or Payment.  For as long as there are funds remaining in the Indemnity Escrow Account available to cover the Purchaser Indemnitees’ indemnifiable Losses, any and all Losses payable by Seller will be paid in cash first out of the funds remaining in the Indemnity Escrow Account, and in the event such Losses exceed, or are not paid or satisfied in full from the funds remaining in the Indemnity Escrow Account, the Purchaser Indemnitees shall have the right, subject to Section 8.04, to satisfy in full such Losses by pursuing indemnification rights and recourse directly against Seller.
SECTION 8.11.     Release of Escrow Funds.  Subject to the further terms and conditions of the Escrow Agreement and this Article VIII, on the date that is one year and one day following the Closing Date, in accordance with the Escrow Agreement, Purchaser and Seller shall instruct the Escrow Agent to promptly release to Seller any amounts remaining in the Indemnity Escrow Account; provided that in the event any Losses are then payable by Seller under this Article VIII and have not yet been paid or an indemnification claim arises under Section 8.02(a) and notice of such claim has been provided to Seller pursuant to this Article VIII prior to the date that is one year and one day following the date hereof, an amount equal to the aggregate amount of such then payable Losses plus Purchaser’s good faith estimate of unsatisfied claims for Losses of Purchaser Indemnitees properly made on or prior to such date shall be retained in the Indemnity Escrow Account until the applicable underlying claims are resolved in accordance with this Article VIII and the Escrow Agreement and shall then be applied or distributed as provided for in the Escrow Agreement.  The Parties shall give such notices and shall take such other action as is necessary under the Escrow Agreement to cause the funds to be released from the Indemnity Escrow Account to the applicable Person in accordance with this Agreement.

SECTION 8.12.     Insurance.  If Seller, in its sole discretion, elects to obtain insurance with respect to the matters described in Section 8.02(a)(vi) of the Seller Disclosure Schedule, Purchaser will cooperate with Seller, at sole expense and cost of Seller, in obtaining such insurance, including by agreeing to become or causing the Company Group to become the beneficiary of such insurance directly.  Any amount recovered by Purchaser or its Affiliates under any such insurance policy shall be treated as an amount indemnified by Seller for purposes of Section 8.04.  For the avoidance of doubt, the provisions of Section 8.05 shall apply to any such insurance policy.
ARTICLE IX
TAX MATTERS
SECTION 9.01.     Transfer Taxes.
(a)     Transfer Taxes.  Seller and Purchaser shall each be responsible for 50% of all Transfer Taxes.  Each of Purchaser and Seller shall cooperate in timely submitting all filings, returns, reports and forms required to be filed with any Taxing Authority in respect of Transfer Taxes.  Seller or Purchaser, as applicable, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes.
SECTION 9.02.     Tax Filings and Tax Payments.
(a)     Pre-Closing Tax Returns.  Seller (or its Affiliates) shall prepare and timely file (or cause to be prepared and timely filed) on a basis consistent with existing procedures for preparing such Tax Returns, all Tax Returns in respect of the Company Group due on or prior to the Closing Date and shall timely pay in full all Taxes of the Company that are due and payable on or before the Closing Date.
(b)     Post-Closing Tax Returns.
(i) Purchaser or its Affiliates shall cause the Company Group to prepare and timely file (or cause to be prepared and timely filed) on a basis consistent with the Company Group’s existing procedures for preparing such Tax Returns any Tax Return of the Company Group with respect to a Pre-Closing Tax Period due after the Closing Date and pay all Taxes due with respect thereto.  Purchaser shall permit Seller to review and comment on any such Tax Return prior to the due date of such Tax Return, and Purchaser shall consider in good faith any reasonable comments by Seller that are submitted in writing prior to the due date of such Tax Return.  For the avoidance of doubt, none of Seller or its Affiliates shall be responsible for any such Taxes except as provided pursuant to Article VIII.

(ii) Seller and Purchaser shall make (or cause any of their respective Affiliates to make) any election available under Law to treat the Closing Date as the end of a relevant Tax Period for each of the members of the Company Group; provided that with respect to any such elections required to be made by Seller prior to the Closing Date, Seller shall provide Purchaser evidence of having made such elections.
(iii) In the case of any Straddle Tax Period, the amount of any Taxes based on or measured by income, sales, use, receipts, or similar items of the Company Group for the Pre-Closing Tax Period or Post-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of any other Taxes of the Company Group for a Straddle Tax Period shall be allocated to the Pre-Closing Tax Period and the Post-Closing Tax Period by pro-rationing on a per diem basis.
(c)     Cooperation.  Seller and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates and Representatives to reasonably cooperate, in preparing and filing all Tax Returns of the Company Group, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits relating to Taxes with respect to all Pre-Closing Tax Periods and Straddle Tax Periods.  Purchaser shall, and shall cause each of its Affiliates (including each member of the Company Group) to, (i) properly retain and maintain such records until such time as Seller agrees that such retention and maintenance is no longer necessary and (ii) allow Seller, its Affiliates and Seller’s and its Affiliates’ respective Representatives, at times and dates mutually acceptable to the Parties, to inspect, review and make copies of such records as Seller may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at Seller’s expense.  Notwithstanding anything to the contrary herein, nothing herein shall permit Purchaser to inspect or review or otherwise have any access to the Tax Returns or any supporting information of the Consolidated Tax Group of which Seller is a member before the Closing.
SECTION 9.03.     Tax Withholding.  If any of the payments made by Purchaser, its Affiliates, or its Representatives (including any payment agent and any escrow agent) to Seller pursuant to this Agreement is subject to withholding Tax under Law, Purchaser (or such other applicable withholding agent) shall be entitled to deduct and withhold the amount of such Taxes required to be withheld from such payment (the “Withheld Amount”) by Purchaser (or the relevant Affiliate or Representative) under Law and shall timely remit the Withheld Amount to the proper Taxing Authority, and such payment to Seller shall be reduced by the Withheld Amount.  Any Withheld Amount shall for all purposes of this Agreement be treated as having been paid to Seller.  If Purchaser determines that any such withholding is required, Purchaser shall use its commercially reasonable efforts to provide notice to Seller at least five Business Days prior to the date on which such payment is to be made, with a written explanation substantiating the requirement to withhold; provided that no such notice is required with respect to United States withholding taxes or backup withholding if Seller fails to furnish the certificates described in Section 2.02(d)(ii).

SECTION 9.04.     Purchase Price Allocation.  Purchaser and Seller agree that, for purposes of Section 1060 of the Code, the Purchase Price and any Liabilities that are treated as assumed by Purchaser for U.S. federal income tax purposes shall be allocated among the assets of the Company Group as set forth on Section 9.04 of the Seller Disclosure Schedule (the “Allocation”), as determined by Purchaser.  The Allocation shall be amended to reflect any adjustments to the Purchase Price or the amount of assumed Liabilities under this Agreement. Each of Seller, Purchaser and their respective Affiliates shall (i) prepare and file their respective Tax Returns (including IRS Form 8594) that are filed after the Closing Date on a basis consistent with the Allocation, (ii) take no position inconsistent with the Allocation in any Tax Proceeding unless otherwise required as a result of a change of Law after the date of this Agreement or a contrary determination within the meaning of Section 1313 of the Code, (iii) notify the respective other Party of any notice from any Taxing Authority disputing or reasonably expected to dispute the Allocation and (iv) use commercially reasonable efforts to defend the Allocation in any Tax Proceeding, unless otherwise required as a result of a change in Law after the date of this Agreement or a contrary determination within the meaning of Section 1313 of the Code.
SECTION 9.05.     Tax Sharing Agreements.  Seller shall cause any Tax Sharing Agreement to which any member of the Company Group is a party to be terminated with respect to each relevant member of the Company Group on or prior to the Closing Date.  After the Closing Date, neither Party nor any member of the Company Group shall have any rights or obligations under any such Tax Sharing Agreement with respect to any member of the Company Group, and no payments thereunder shall be permitted to be made on or after the Closing Date with respect to any member of the Company Group.
SECTION 9.06.     Purchaser Tax Acts.  After the Closing, Purchaser and its Affiliates (including the Company Group) shall not, without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned, or delayed) take any of the actions described on Section 9.06 of the Seller Disclosure Schedule.
SECTION 9.07.     Refunds.  Seller shall be entitled to any cash Tax refund (including by way of credit received by the Company Group against any liability for Taxes with respect to a Post-Closing Tax Period in lieu of a cash Tax refund) of any Taxes of the Company Group for any Pre-Closing Tax Period that are owed by the relevant Taxing Authority or actually received as of the third anniversary of the Closing Date, net of any costs and expenses relating thereto (including any additional Tax imposed in connection therewith).  Purchaser will, at Seller’s reasonable request and at Seller’s sole expense, cause the relevant entity to use commercially reasonable efforts to obtain any refund or credit to which Seller is entitled.

ARTICLE X
MISCELLANEOUS
SECTION 10.01.     Assignment.  Neither this Agreement nor any of the rights or obligations of the Parties hereunder may be assigned in whole or in part (including by operation of law in connection with a merger or consolidation or conversion) by Purchaser or Seller without the prior written consent of Seller (in the case of Purchaser) or Purchaser (in the case of Seller or the Company Group), which may be withheld in the absolute discretion of the party with such consent right, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that (i) Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any Affiliate of Purchaser without the consent of Seller (and any Affiliate of Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to another Affiliate of Purchaser or to Purchaser without the consent of Seller), but must remain liable hereunder, (ii) each of Seller and Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that acquires all or substantially all of such Party’s assets related to this Agreement, whether by merger, stock purchase, asset purchase or otherwise without the consent of the other Party, but, in each case the assigning Party, must remain liable hereunder and the applicable assignee must agree in writing to bound by the terms of this Agreement and the Ancillary Documents applicable to the assigning Party and any remaining obligations of the assigning Party under this Agreement and the Ancillary Documents will be fully assumed by such Person (including by operation of Law, if applicable), (iii) Seller may assign its rights and interests (but not its obligations) under this Agreement to any debt financing sources (or the agents for such debt financing sources) as collateral security without the consent of Purchaser but, in each case, must remain liable hereunder and (iv) Purchaser and its Affiliates may assign their rights and interests (but not their obligations) under this Agreement to any of the Debt Financing Sources (or the agents for the Debt Financing Sources) as collateral security without the consent of Seller, but, in each case, must remain liable hereunder.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs, executors, administrators and permitted assigns.
SECTION 10.02.     Access Conditions.
(a)     Notwithstanding anything to the contrary contained in Section 2.04, Section 5.02, Section 5.19(a), Section 8.03 or Section 9.02 of this Agreement, each of Seller’s and Purchaser’s obligations to provide documents or information of, or access to, such Party, the Company Group or its Affiliates or their respective Representatives to the other Party or its Affiliates or their respective Representatives under this Agreement, shall be subject to the following conditions: (i) if required by any Third Party from whom access to documents or information of or regarding a member of the Company Group or their Affiliates is requested, the Person requiring such documents, information or access shall have entered into customary access letters (including confidentiality and indemnification provisions); (ii) access shall not unreasonably interfere with the business and operations of the Person from whom access, documents or information is requested; (iii) grant of access or provision documents or information would not be reasonably likely to result in any of the following: (A) breach of a confidentiality obligation to a contractual counterparty, (B) violation of any applicable Laws (without giving effect to the proviso in the definition thereof), (C) waiver of any legal privilege or other similar right (including attorney work product doctrine and attorney-client privilege), as reasonably determined by Purchaser upon the advice of counsel (which may be in-house counsel) or (D) disclosure of any trade secret or other confidential and proprietary information which would reasonably be expected to cause material harm to the disclosing Person; (iv) Seller or any of its Subsidiaries or direct or indirect equityholders, on the one hand, and Purchaser or any of its Affiliates, on the other hand, shall not be adverse parties in a litigation to which such requested information is reasonably pertinent thereto; (v) no Person requesting access may conduct any sampling of environmental media, building materials or otherwise; and (vi) the Party from whom access is sought and its Affiliates shall not be required to make unreimbursed material expenditures to provide documents or information or access to personnel or other Representatives; provided, that in the case of clauses (ii) and (iii) above, the Party from whom access is sought shall, and shall cause its Affiliates to, use commercially reasonable efforts to make alternative arrangements (including to use commercially reasonable efforts to seek any necessary consents from Third Parties) to afford such access and information without violating any Contract or jeopardizing attorney-client or work product privileges including if reasonably requested by the Party from whom access is sought, based on the advice of counsel that such an agreement is necessary or desirable, Purchaser or its Affiliates and Seller or its Affiliates shall enter into a customary joint defense agreement or common interest agreement with respect to any information to be provided.

(b)     Notwithstanding anything to the contrary contained in this Agreement, Purchaser’s obligations to provide documents or information of, or access to, Purchaser, the Company Group or its Affiliates or their respective Representatives to Seller or its Affiliates or their respective Representatives under this Agreement shall be subject to the following additional condition: at the time access, documents or information are provided, Seller and its Affiliates shall not be engaged in any business or activity which competes with the operation of the Business, the Company Group or their Affiliates.
(c)     Notwithstanding anything to the contrary contained in this Agreement, Seller’s obligations to provide documents or information of, or access to, Seller, the Company Group or its Affiliates or their respective Representatives to Purchaser or its Affiliates or their respective Representatives under this Agreement shall be subject to the following additional condition: neither Seller nor any of its Affiliates is under any obligation to disclose to Purchaser or its Representatives any information to the extent related to the sale or divestiture process conducted by Seller and its Affiliates for the Business vis-à-vis any Person other than Purchaser and its Affiliates, or Seller’s or its Affiliates’ and direct or indirect equityholders’ (or their respective Representatives’) evaluation of the Business in connection therewith, including projections, financial and other information relating thereto, except to the extent such information is required in connection with the Information Statement or review thereof.
SECTION 10.03.     No Third-Party Beneficiaries.  Except as provided in Section 5.12 (with respect to the Seller Releasees and Purchaser Releasees), Section 5.16(g) (Financing) (with respect to the Company Group), Section 5.29 (Director and Officer Liability) (with respect to the Indemnified Individuals), Article VIII and Article X (with respect to Purchaser Indemnitees and Seller Indemnitees), Section 10.01 (Assignment), this Section 10.03 (No Third-Party Beneficiaries), Section 10.13 (Specific Performance) and Section 10.14 (Debt Financing Sources) (with respect to the Debt Financing Sources and their Affiliates, successors and assigns), Section 7.03 (Termination Fees) (with respect to Purchaser’s Affiliates, the Debt Financing Sources and their respective Representatives), Section 10.20 (Non-Recourse) (with respect to the Non-Recourse Parties) and Section 10.21 (Seller Representative Privilege) (with respect to the Seller Group Members), this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder.  Nothing in this Agreement shall constitute an amendment to any employee benefit plan, and no employee benefit plan shall be amended absent a separate written amendment that complies with such employee benefit plan’s amendment procedures.  In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any Party.  Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 10.04.     Expenses.  Regardless of whether the Closing occurs, each of the Parties shall pay its own legal, investment banking, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby, and any other costs and expenses incurred by such Party, except as otherwise expressly set forth herein, including the definition of “Transaction Expenses.”  Expenses incurred in connection with the printing, filing and mailing of the Information Statement shall be borne entirely by Seller.
SECTION 10.05.     Notices.  All notices, demands, waivers and other communications pursuant to this Agreement will be in writing and will be deemed given if delivered personally or delivered by electronic mail or globally recognized express delivery service to the Parties at the addresses set forth below or to such other address as the Party to whom notice is to be given furnished to the other Parties in writing in accordance herewith.  Any such notice, demand, waiver or other communication will be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of electronic mail, on the date of sending (or if not sent on a Business Day, or sent after 5:00 p.m. at the recipient’s local time on a Business Day, on the next Business Day) if no automated notice of delivery failure is received by the sender, and (c) in the case of a globally recognized express delivery service, on the date on which receipt by the addressee is confirmed pursuant to such delivery service’s systems.
(i) if to Purchaser or, if after the Closing, the Company, to:
 Adtalem Global Education Inc.
500 W Monroe, 27th Floor
Attention:            Chaka Patterson, General Counsel
Elisa Davis, Associate General Counsel
and Assistant Secretary
Email:                  Chaka.Patterson@adtalem.com
Elisa.Davis@adtalem.com

with a copy (which shall not constitute notice) to:

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, D.C. 20001
Attention:            Catherine J. Dargan
Amy F. Wollensack
Email:                  cdargan@cov.com
awollensack@cov.com

(ii) if to Seller or, if prior to the Closing, the Company, to:
Laureate Education, Inc.
650 S. Exeter Street
Baltimore, MD 21205
Attention:                       Rick Sinkfield
Email: rick.sinkfield@laureate.net
with a copy (which shall not constitute notice) to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:            Gary I. Horowitz
Sebastian Tiller
Jakob Rendtorff
Email:                  ghorowitz@stblaw.com
stiller@stblaw.com
jrendtorff@stblaw.com

SECTION 10.06.     Interpretation.
(a) In this Agreement, unless the context otherwise requires, references: (i) to the Recitals, Articles, Sections, Exhibits, Seller Disclosure Schedule or Purchaser Disclosure Schedule are to a Recital, Article or Section of, or Exhibit or Seller Disclosure Schedule or Purchaser Disclosure Schedule to, this Agreement; (ii) to any agreement (including this Agreement) or contract are to the agreement or contract as amended, modified, supplemented or replaced from time to time in accordance with the terms thereof (provided that this clause (ii) shall not apply with respect to the Seller Disclosure Schedule or the Purchaser Disclosure Schedule); (iii) to any Law or Educational Law shall be deemed to refer to such Law or Educational Law as amended from time to time and to any rules, regulations or guidance promulgated thereunder, in each case, as of such date; (iv) to any Person include any successor, heir, executor or administrator, as applicable, to that Person or permitted assigns of that Person; and (v) to this Agreement are to this Agreement and the Exhibits, the Seller Disclosure Schedule and the Purchaser Disclosure Schedule to it, taken as a whole.  The table of contents and headings contained herein are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  Whenever the words “herein” or “hereunder” are used in this Agreement, they shall be deemed to refer to this Agreement as a whole and not to any specific Section, unless otherwise indicated.  The terms herein defined in the singular shall have a comparable meaning when used in the plural, and vice versa.  “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.”  The masculine, feminine and neuter genders used herein shall include each other gender.  The terms “dollars” and “$” means dollars of the United States of America.  The word “or” is used in the inclusive sense (and/or).  The terms “ordinary course” or “ordinary course of business” means a Person’s ordinary and usual course of business, consistent with past practice, including (as applicable) as to frequency, timing, cost or other metrics.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(b)     When reference is made in this Agreement to information that has been “made available,” “delivered” or “provided” to Purchaser, such information shall have been (i) contained in the Data Room or (ii) delivered by hand delivery or electronic mail to Purchaser by or on behalf of Seller, in the case of each clauses (i) and (ii), no later than 24 hours prior to the execution of this Agreement, or if less than 24 hours prior to such execution, Purchaser shall have acknowledged receipt and acceptance thereof in writing.
SECTION 10.07.     Severability.  It is the desire and intent of the Parties that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, if any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
SECTION 10.08.     Governing Law. Subject to Section 10.14, this Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), will be governed by, and enforced and construed in accordance with, the Laws of the State of Delaware, including its statutes of limitations, without regard to the conflict of Laws rules of such state that would result in the application of the Laws of another jurisdiction.
SECTION 10.09.     Jurisdiction.  Subject to Section 10.14, each Party irrevocably agrees that any Proceeding against it arising out of or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall (subject to Section 10.13) be brought exclusively in the Court of Chancery of the State of Delaware or, solely if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and the appellate courts having jurisdiction thereover (collectively, the “Chosen Courts”), and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the Chosen Courts in personam with respect to any such Proceeding and waives to the fullest extent permitted by Law any objection that it may now or hereafter have that any such Proceeding has been brought in an inconvenient forum.

SECTION 10.10.    Service of Process.  Each Party consents to service of any process, summons, notice or document that may be served in any Proceeding in the Chosen Courts, which service may be made by certified or registered mail, postage prepaid, or as otherwise provided in Section 10.05, to such Party’s address set forth in Section 10.05.
SECTION 10.11.     Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO.  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) ACKNOWLEDGES THAT IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER AND MAKES SUCH WAIVER VOLUNTARILY AND (C) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.
SECTION 10.12.     Amendments and Waivers.  Subject to Section 10.14, this Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of Seller and Purchaser or, in the case of a waiver, by or on behalf of the Party waiving compliance.  No course of dealing between the Parties shall be effective to amend or waive any provision of this Agreement.  The waiver by a Party of any right hereunder or of the failure to perform or of a breach by any other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by such other Party whether of a similar nature or otherwise.
SECTION 10.13.     Specific Performance.
(a)     The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under this Agreement (including failing to take such actions as are required of them hereunder to consummate the Closing and Seller’s obligations pursuant to Section 5.03 and Section 5.13) in accordance with its specified terms or otherwise breach any provision of this Agreement.  The Parties acknowledge and agree that, subject to Section 10.13(b), (a) each Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which it is entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Seller nor Purchaser would have entered into this Agreement.  The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law.  The Parties acknowledge and agree that a Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.13 shall not be required to provide any bond or other security in connection with any such order or injunction.

(b)     Notwithstanding the foregoing or anything to the contrary contained in this Agreement, it is explicitly agreed that Seller shall be entitled to an injunction, specific performance or other equitable remedies to enforce Purchaser’s obligation to consummate the transactions contemplated by this Agreement or to make payments required by Section 2.02(b) solely in the event that each of the following conditions (which shall not apply to the right of Seller to such injunctions, specific performance or other equitable remedies for any other reason) has been satisfied: (i) all conditions in Section 6.01 and Section 6.02 have been satisfied (other than those conditions that by their terms are to be satisfied or waived at the Closing itself, but subject to such conditions being capable of being satisfied at the Closing if the Closing were to occur at such time); (ii) Purchaser shall have failed to consummate the Closing on the date the Closing should have occurred pursuant to Section 2.02(a); (iii) the Debt Financing (including any alternative financing that has been obtained in accordance with Section 5.16(b)) has been funded or would be available and funded at the Closing (or, if such Debt Financing has been funded into escrow, such funds have been or will be released from escrow); and (iv) Seller has irrevocably confirmed in writing to Purchaser that all conditions in Section 6.01 (with respect to Seller) and Section 6.03 have been satisfied or that Seller is waiving any such unsatisfied conditions for the purpose of consummating the Closing, and Seller is ready, willing and able to consummate the Closing and if specific performance is granted and the Debt Financing is funded, then Seller will take such actions that are within its control to cause the Closing to occur.  In no event shall Seller be entitled to, or permitted to seek, specific performance directly against any Debt Financing Source.  For the avoidance of doubt, Seller may pursue a grant of specific performance as expressly permitted by this Section 10.13 and the payment of the Termination Fee by Purchaser, but under no circumstances shall Purchaser be obligated to both specifically perform the terms of this Agreement to consummate the Closing and pay the Termination Fee in accordance with Section 7.03(a).  If Seller brings a Proceeding for specific performance pursuant to this Section 10.13 and a court of competent jurisdiction determines that Purchaser breached this Agreement in connection with its failure to effect the Closing in accordance with this Agreement, but such court declines to enforce specifically the obligations of Purchaser to effect the Closing in accordance with this Agreement, then, in addition to the right of Seller to terminate this Agreement pursuant to Article VII, Seller shall be entitled to pursue all applicable remedies at law, including seeking payment of the Termination Fee in the case of a termination pursuant to Section 7.01(d)(i) or Section 7.01(d)(ii) or other damages, in the case of all other terminations hereunder, as applicable, subject in all cases to the provisions and limitations set forth in Section 7.03 and otherwise in this Agreement.

SECTION 10.14.     Debt Financing Sources.  Notwithstanding anything in this Agreement to the contrary, each of the Parties on behalf of itself and each of its Affiliates hereby: (i) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court; (ii) agrees that any such Proceeding shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state); (iii) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, any Definitive Debt Financing Agreement or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York; (iv) agrees that service of process upon such Party in any such Proceeding shall be effective if notice is given in accordance with Section 10.10; (v) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court; (vi) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY PROCEEDING BROUGHT AGAINST OR INVOLVING THE DEBT FINANCING SOURCES IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER, ANY DEFINITIVE DEBT FINANCING AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER; (vii) agrees that none of the Debt Financing Sources will have any Liability to Seller or any of their respective Affiliates or Representatives, any of their respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, any Definitive Debt Financing Agreement or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (viii) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions set forth in Section 7.03, Section 10.01, Section 10.03, Section 10.13 and this Section 10.14; and (ix) Section 7.03, Section 10.01, Section 10.03, Section 10.13 and this Section 10.14 (and any other provision of this Agreement to the extent an amendment or waiver of such provision would modify the substance of the foregoing) may not be amended or waived in a manner that is adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources and any purported amendment or waiver by any Party in a manner that does not comply with this Section 10.14 will be void.
SECTION 10.15.     Joint Drafting.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any of the provisions of this Agreement.
SECTION 10.16.     Fulfillment of Obligations.  Any obligation of one Party to the other Party under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such first Party, shall be deemed to have been performed, satisfied or fulfilled by such first Party.

SECTION 10.17.     Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.  Delivery of an executed counterpart of a signature page of this Agreement by PDF or other electronic transmission shall be effective as delivery of a manually executed original counterpart of this Agreement.
SECTION 10.18.     Entire Agreement.  The Exhibits, the Seller Disclosure Schedule and the Purchaser Disclosure Schedule referenced in this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of this Agreement.  This Agreement, together with the Confidentiality Agreement, the Ancillary Documents and the other documents and instruments specifically referred to herein, all Exhibits, the Seller Disclosure Schedule and the Purchaser Disclosure Schedule, contain the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to the subject matter hereof.
SECTION 10.19.     No Other Representations or Warranties.
(a)     Purchaser acknowledges that (i) none of Seller, the Company Group or any of their respective Affiliates has made any representation or warranty, expressed or implied, as to the Interests, the Business, Seller, the Company Group, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Interests, the Business, Seller, or the Company Group furnished or made available to Purchaser and its Affiliates and Representatives, except as expressly set forth in Article III or in any certificate delivered hereunder or any other Ancillary Document, (ii) Purchaser has not relied on any representation or warranty from Seller, the Company Group or any of their respective Affiliates in determining to enter into this Agreement, except as expressly set forth in this Agreement or in any certificate delivered hereunder or any other Ancillary Document, and (iii) except as expressly set forth in Article III or in any certificate delivered hereunder or any other Ancillary Document, none of Seller, the Company Group or any of their respective Affiliates shall have or be subject to any Liability to Purchaser or any of its Affiliates or Representatives resulting from the distribution to Purchaser or its Affiliates or Representatives, or Purchaser’s or its Affiliates’ or Representatives’ use of, any such information, including any information, documents or material made available to Purchaser or its Affiliates or Representatives in any Data Room, management presentations or in any other form in expectation of or negotiation of this Agreement and the transactions contemplated hereby.

(b)     Seller acknowledges that (i) none of Purchaser or any of its Affiliates has made any representation or warranty, expressed or implied, as to Purchaser or any of its Affiliates, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Purchaser or any of its Affiliates furnished or made available to Seller and its Affiliates and Representatives, except as expressly set forth in Article IV of this Agreement or in any certificate delivered hereunder or any other Ancillary Document, (ii) Seller has not relied on any representation or warranty from Purchaser or any of its Affiliates in determining to enter into this Agreement, except as expressly set forth in Article IV or in any certificate delivered hereunder or any other Ancillary Document and (iii) except as expressly set forth in Article IV or in any certificate delivered hereunder or any other Ancillary Document, none of Purchaser or any of its Affiliates (including the Company Group, following the Closing) shall have or be subject to any Liability to Seller or any of its Affiliates or Representatives resulting from the distribution to Seller or its Affiliates or Representatives, or Seller’s or its Affiliates’ or Representatives’ use of, any such information, including any information, documents or material made available to Seller or its Affiliates or Representatives in any form in expectation of or negotiation of this Agreement and the transactions contemplated hereby.
(c)     Notwithstanding anything in this Section 10.19 to the contrary, nothing in this Section 10.19 shall bar, prevent or serve as a defense to claims for Fraud (or any element thereof).
SECTION 10.20.     Non-Recourse.  Notwithstanding anything to the contrary in this Agreement, all Proceedings, obligations, Liabilities or causes of action (whether in Contract, in tort, in Law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to (a) this Agreement, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in connection with, or as inducement to, this Agreement), (c) any breach or violation of this Agreement and (d) any failure of the transactions contemplated hereby to be consummated, in each case, may be made only against (and are those solely of) the Persons that are expressly identified as Parties to this Agreement subject to the terms and conditions hereof.  In furtherance and not in limitation of the foregoing, none of the former, current and future Affiliates, directors, officers, managers, employees, advisors, Representatives, equityholders, members, managers, partners, successors and assigns of any Party or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, Representative, equityholder, member, manager, partners, successor and assign of any of the foregoing (collectively, “Non-Recourse Parties”) that is not a Party shall have any Liability for any Liabilities of the Parties for any Proceeding (whether in tort, contract or otherwise) for breach of this Agreement, any Ancillary Document or any documents or instruments delivered herewith or therewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith, none of the Parties shall have any rights of recovery in respect hereof against any Non-Recourse Party that is not a party hereto and no personal Liability shall attach to any Non-Recourse Party that is not a Party through any Party or otherwise, whether by or through attempted piercing of the corporate (or limited liability company or partnership) veil, by or through a Proceeding (whether in tort, contract or otherwise) by or on behalf of a Party against any Non-Recourse Party that is not a Party, by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise.  Notwithstanding anything to the contrary in this Section 10.20, nothing in this Section 10.20 shall be deemed to limit any Liabilities of, or claims against, any Party or any party to this Agreement or any Ancillary Document, serve as a waiver of any right on the part of any Party or thereto to initiate any Proceeding permitted pursuant to, and in accordance with the specific terms hereof or thereof.

SECTION 10.21.     Seller Representative Privilege.  Purchaser and Seller acknowledge and agree that the law firms listed on Section 10.21 of the Seller Disclosure Schedule (the “Seller Firms”) have represented Seller in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby, and that Seller, its Subsidiaries and direct and indirect equityholders, and their respective partners, officers, directors, employees and representatives (the “Seller Group Members”) have a reasonable expectation that a Seller Firm will represent them in connection with any claim involving any Seller Group Member, on the one hand, and Purchaser, the Company Group or any of their respective Affiliates and representatives (the “Purchaser Group Members”), on the other hand, arising under this Agreement, the Ancillary Documents or the transactions contemplated hereby.  Purchaser hereby, on behalf of itself and the Company Group and the other Purchaser Group Members, irrevocably: (a) acknowledges and agrees that any attorney-client privilege, solicitor-client privilege or other expectation of client confidence (“Attorney-Client Privilege”) arising from communications prior to the Closing between Seller or the Company Group (including any one or more officers, directors, employees or equityholders of the Company Group), on the one hand, and a Seller Firm, on the other hand solely to the extent related to the negotiation, preparation, execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby (such communications, “Privileged Deal Communications”), shall not pass to or be claimed by or vested in the Company Group or the Business and shall instead be deemed property of, and controlled solely by, Seller for the benefit and on behalf of the Seller Group Members; (b) acknowledge and agree that the Seller Group Members shall have the right to retain any such Attorney-Client Privilege solely with respect to the Privileged Deal Communications; (c) agree that no Purchaser Group Member shall have any right to waive any such Attorney-Client Privilege solely with respect to the Privileged Deal Communications; (d) disclaim the right to assert a waiver by any Seller Group Member with regard to such Attorney-Client Privilege solely with respect to the Privileged Deal Communications solely due to the fact that any underlying documentation or information is physically in the possession of the Company Group or the Business after the Closing; (e) agree to waive and not to assert any conflict of interest arising from or in connection with Seller Firm’s representation after the Closing of any Seller Group Member in any claim relating to a Purchaser Group Member or the transactions contemplated hereby due to Seller Firm’s representation of Seller in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Ancillary Documents and (f) consents to the disclosure by any Seller Firm to any Seller Group Member (subject to the obligations and restrictions, including with respect to confidentiality and non-use, set forth in Section 5.03) of any Privileged Deal Communications.  Notwithstanding anything to the contrary, if any claim arises after the Closing between any Purchaser Group Member and a Person other than a Seller Group Member, such Purchaser Group Member may assert the attorney-client privilege to prevent disclosure of confidential communications by a Seller Firm to such Person, and such Purchaser Group Member shall not waive such privilege without the prior written consent of Seller; provided, however, that if such Purchaser Group Member is required by judicial order or other legal process to make such disclosure, such Purchaser Group Member shall, to the extent legally permitted, promptly notify Seller in writing of such requirement (prior to making disclosure) and shall provide Seller with such cooperation and assistance as shall be necessary to enable Seller to seek to prevent disclosure by reason of such attorney-client privilege, solicitor-client privilege or other rights of confidentiality.  This Section 10.21 is for the benefit of the Seller Group Members and such Persons are intended third-party beneficiaries of this Section 10.21.
[Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.
[SELLER]

By:
Name:
Title:

[PURCHASER]

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]